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                                                                      EXHIBIT 99


ITEM 1.  BUSINESS

                                  OUR BUSINESS

RERC CORP. RESTRUCTURING

     Following the Restructuring, CenterPoint Energy will be a utility holding company under the 1935 Act and as such will be required to register under the 1935 Act unless it qualifies for an exemption. In order to enable CenterPoint Energy to comply with the requirements in the exemption in Section 3(a)(1) of the 1935 Act, we plan to divide the gas distribution businesses conducted by RERC Corp.'s three unincorporated divisions, Reliant Energy Entex (Entex), Reliant Energy Arkla (Arkla) and Reliant Energy Minnegasco (Minnegasco), among three separate business entities. For more information regarding our application under the 1935 Act and regulation under the 1935 Act, please read
"Regulation -- Public Utility Holding Company Act of 1935" in Item 1 of this Form 10-K. The entity that will hold the Entex assets will also hold RERC Corp.'s natural gas pipelines and gathering businesses. For more information regarding RERC Corp.'s divisions and their operations, please read "Natural Gas Distribution" and "Pipelines and Gathering" in Item 1 of this Form 10-K. In addition to regulatory approvals we have obtained, this restructuring will require approval of the public service commissions of Louisiana, Oklahoma and Arkansas.

ITEM 3.  LEGAL PROCEEDINGS

     For a description of certain legal and regulatory proceedings affecting us, see Notes 4, 14(f), 14(g) and 21 to our consolidated financial statements, which notes are incorporated herein by reference.

RESTATEMENT OF SECOND AND THIRD QUARTER 2001 RESULTS OF OPERATIONS

     On February 5, 2002, Reliant Energy announced that it was restating its earnings for the second and third quarters of 2001. As more fully described in Reliant Energy's March 15, 2002 Current Report on Form 8-K, the restatement related to a correction in accounting treatment for a series of four structured transactions that were inappropriately accounted for by Reliant Resources as cash flow hedges for the period of May 2001 through September 2001, rather than as derivatives with changes in fair value recognized through the income statement. Each structured transaction involved a series of forward contracts to buy and sell an energy commodity in 2001 and to buy and sell an energy commodity in 2002 or 2003.

     At the time of the public announcement of Reliant Energy's intention to restate its reporting of the structured transactions, the Audit Committees of each of the boards of directors of Reliant Energy and Reliant Resources instructed Reliant Resources to conduct an internal audit review to determine whether there were any other transactions included in the asset books as cash flow hedges that failed to meet the cash flow hedge requirements under Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This targeted internal audit review found no other similar transactions.

     The Audit Committees also directed an internal investigation by outside legal counsel of the facts and circumstances leading to the restatement, which investigation has been completed. In connection with the restatement and related investigations, the Audit Committees have met eight times to hear and assess reports from the investigative counsel regarding its investigation and contacts with the staff of the SEC. To address the issues identified in the investigation process, the Audit Committees and management have begun analyzing and implementing remedial actions, including, among other things, changes in organizational structure and enhancement of internal controls and procedures.

     On April 5, 2002, Reliant Resources was advised that the Staff of the Division of Enforcement of the SEC is conducting an informal inquiry into the facts and circumstances surrounding the restatement. Reliant Resources is cooperating with this inquiry. Before releasing its 2001 earnings, Reliant Energy received concurrence from the SEC's accounting staff on the accounting treatment of the restatement, which increased its earnings for the two quarters by a total of $107 million. At this time, we cannot predict the outcome of the SEC's inquiry. In addition, we cannot predict what effect the inquiry may have on our pending application to the SEC under the 1935 Act, which is required for our Restructuring. For more information about our Restructuring, please read "Our Business -- Status of Business Separation" and "-- Business Separation" in
Item 1 of this Form 10-K.



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ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
        OF OPERATIONS


                 CERTAIN FACTORS AFFECTING OUR FUTURE EARNINGS

     Our past earnings are not necessarily indicative of our future earnings and results of operations. The magnitude of our future earnings and results of our operations will depend on numerous factors including:

     - state, federal and international legislative and regulatory developments, including deregulation, re-regulation and restructuring of the electric utility industry, changes in or application of environmental and other laws and regulations to which we are subject and changes in or application of laws or regulations applicable to other aspects of our business, such as commodities trading and hedging activities;

     - the timing of the implementation of our Business Separation Plan;

     - the effects of competition, including the extent and timing of the entry of additional competitors in our markets;

     - liquidity concerns in our markets;

     - industrial, commercial and residential growth in our service territories;

     - the degree to which Reliant Resources successfully integrates the operations and assets of Orion Power into the Wholesale Energy business segment;

     - the determination of the amount of our Texas generation business' stranded costs and the recovery of these costs;

     - the availability of adequate supplies of fuel, water, and associated transportation necessary to operate our generation facilities;

     - our pursuit of potential business strategies, including acquisitions or dispositions of assets or the development of additional power generation facilities;

     - state, federal and other rate regulations in the United States and in foreign countries in which we operate or into which we might expand our operations;

     - the timing and extent of changes in interest rates and commodity prices, particularly natural gas prices;

     - weather variations and other natural phenomena, which can affect the demand for power from, or our ability to produce power at our generating facilities;

     - our ability to cost-effectively finance and refinance;

     - the degree to which we successfully integrate the operations and assets of Orion Power into our Wholesale Energy segment;

     - the successful and timely completion of our construction programs, as well as the successful start-up of completed projects;

     - financial market conditions, our access to and cost of capital and the results of our financing and refinancing efforts, including availability of funds in the debt/capital markets for merchant generation companies;

     - the credit worthiness or bankruptcy or other financial distress of our trading, marketing and risk management services counterparties;

     - actions by rating agencies with respect to us or our competitors;

     - acts of terrorism or war;

     - the availability and price of insurance;

     - the reliability of the systems, procedures and other infrastructure necessary to operate our retail electric business, including the systems owned and operated by ERCOT;

     - political, legal, regulatory and economic conditions and developments in the United States and in foreign countries in which we operate or into which we might expand our operations, including the effects of fluctuations in foreign currency exchange rates;

     - the resolution of the refusal by California market participants to pay our receivables balances due to the recent energy crisis in the West region; and

     - the successful operation of deregulating power markets.

     In order to adapt to the increasingly competitive environment in our industry, we continue to evaluate a wide array of potential business strategies, including business combinations or acquisitions involving other utility or non-utility businesses or properties, dispositions of currently owned businesses, as well as developing new generation projects, products, services and customer strategies.



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FACTORS ASSOCIATED WITH THE BUSINESS SEPARATION, RESTRUCTURING AND DISTRIBUTION

     As previously discussed, in anticipation of electric deregulation in Texas, and pursuant to the Texas Electric Restructuring Law, we submitted a business separation plan in January 2000 to the Texas Utility Commission. Pursuant to the Business Separation Plan, we are in the process of separating our regulated and our unregulated businesses into two separate publicly traded companies.

     After the Restructuring, we plan, subject to further corporate approvals, market and other conditions, to complete the separation of our regulated and unregulated businesses through the Distribution. Our goal is to complete the Restructuring and subsequent Distribution as quickly as possible after all the necessary conditions are fulfilled, including receipt of an order from the SEC granting the required approvals under the Public Utility Holding Company Act of 1935 (1935 Act) and an extension from the IRS for a private letter ruling we have obtained regarding the tax-free treatment of the Distribution. We currently expect to complete the Restructuring and Distribution in the summer of 2002. See "Our Business -- Business Separation" in Item 1 of this Form 10-K.

     Regulatory Uncertainty. The Restructuring as currently planned cannot be completed unless and until the SEC issues an order approving the acquisition by CenterPoint Energy of Reliant Energy and its subsidiary companies and either granting CenterPoint Energy an exemption from regulation as a registered public utility holding company under the 1935 Act or the necessary authority to operate as a registered holding company. While we believe such an order will be received, and that both the Restructuring and Distribution will be completed during the summer of 2002, there can be no assurances that such will be the case. The Restructuring has been designed to enable us to meet all of the requirements of the Texas Electric Restructuring Law. We have not formulated an alternative restructuring plan that could be implemented if the SEC fails or refuses to grant an exemption for CenterPoint Energy or the authority for CenterPoint Energy to become a registered holding company on terms consistent with our business plan. For information about an informal inquiry by the staff of the Division of Enforcement of the SEC in connection with an earnings restatement by Reliant Energy that might impact the approval process, please read "Restatement of Second and Third Quarter 2001 Results of Operations" in
Item 3 of this Form 10-K.

     The tax ruling that we received from the IRS expires at the end of April 2002. We are currently seeking an extension of this ruling from the IRS. There can be no assurance that we will receive the extension quickly or at all. In this event, the Restructuring and Distribution are not likely to be completed within our expected time frame, or, perhaps, at all. In addition, our tax ruling contemplates that the Restructuring will occur prior to the Distribution. If, due to delay or uncertainty regarding receipt of an order under the 1935 Act, we decide to make the Distribution before completing the Restructuring, we would have to seek a new ruling from the IRS that the Distribution would be tax free to us and to our shareholders. This process could take six months or longer.

     A significant delay in completing the Restructuring and the Distribution may impact planned financings by each of Reliant Energy and Reliant Resources and make it more difficult and more expensive for us to obtain bank financing. We cannot predict how any such delay might impact our credit ratings or those of Reliant Resources.

     Adverse Tax Consequences. If we take actions which cause the Distribution to fail to qualify as a tax-free transaction, we will incur taxable gain equal to the positive difference between the value of the Reliant Resources shares distributed and our tax basis in those shares. Current tax law provides that, depending on the facts and circumstances, the Distribution may be taxable if either CenterPoint Energy or Reliant Resources undergo a 50% or greater change in stock ownership within two years after the Distribution. These costs may be so great that they delay or prevent a strategic acquisition or change in control of our company. If Reliant Resources takes actions which cause the Distribution to fail to qualify as a tax-free transaction, for example, through a change in control of Reliant Resources, we will be responsible for the tax due on the gain but may seek indemnity from Reliant Resources for such payments.

     Credit. To the extent that we continue to need access to current amounts of committed credit prior to the Distribution, we expect to extend or replace the credit facilities on a timely basis. The terms of any new



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credit facilities are expected to be adversely affected by our leverage, the amount of bank capacity utilized, any delay in the date of Restructuring and Distribution and conditions in the bank market. These same factors are expected to make the syndication of new credit facilities more difficult in the future. Proceeds from any issuance of debt in the capital markets are expected to be used to retire a portion of our short-term debt and reduce our need for committed revolving credit facilities.

FACTORS AFFECTING THE RESULTS OF OUR ELECTRIC OPERATIONS

     Deregulation. In June 1999, the Texas legislature adopted the Texas Electric Restructuring Law, which substantially amended the regulatory structure governing electric utilities in Texas in order to allow retail competition. Retail pilot projects for up to 5% of each utility's load in all customer classes began in August 2001 and retail electric competition for all other customers began on January 1, 2002. We have made significant changes in the electric utility operations previously conducted through Reliant Energy HL&P. For additional information regarding these changes, please read "Our
Business -- Deregulation," "-- Electric Operations," "-- Regulation -- State and Local Regulations -- Texas -- Electric Operations -- The Texas Electric Restructuring Law" and "-- Our Business Going Forward" in Item 1 of this Form 10-K and Note 4 to our consolidated financial statements.

     Transmission and Distribution. Under the Texas Electric Restructuring Law, our T&D Utility will remain subject to traditional rate regulation by the Texas Utility Commission, and we will collect from retail electric providers the rates approved in the T&D Utility's rate case (Wires Case) to cover the cost of providing transmission and distribution service and any other expenses. Our ability to earn the rate of return built into the T&D Utility's rates may be affected, positively or negatively, to the extent that the T&D Utility's actual expenses or revenues differ from the estimates used to set the T&D Utility's rates.

     Generation. As described under "Electric Operations -- Generation," since January 1, 2002, we have been obligated to sell substantially all of the generating capacity and related ancillary services of our Texas generation business through auctions. As a result, we are not guaranteed any rate of return on our investment in these generation facilities through mandated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for electricity in the Texas market and the related results of our capacity auctions. These market prices may fluctuate substantially over relatively short periods of time. In addition, ERCOT, the independent system operator for the Texas markets, may impose price limitations, bidding rules and other mechanisms that may impact wholesale power prices in the Texas market and the outcome of our capacity auctions. Our historical financial results represent the results of our Texas generation business as part of an integrated utility in a regulated market and may not be representative of its results as a stand-alone wholesale electric power generation company in an unregulated market. Therefore, the historical financial information included in this report does not necessarily reflect what our financial position, results of operations and cash flows would have been had our generation facilities been operated in an unregulated market.

     Under the terms of the auctions pursuant to which we are obligated to sell our capacity, we are obligated to provide specified amounts of capacity to successful bidders. The products we sell in the auctions are only entitlements to capacity dispatched from our units and do not convey the right to have power dispatched from a particular unit. This flexibility exposes us to the risk that, depending on the availability of our units, we could be required to supply energy from a higher cost unit to meet an obligation for lower cost generation or to obtain the energy on the open market. Obtaining such replacement generation could involve significant additional costs. We manage this risk by maintaining appropriate reserves within our generation asset base but these reserves may not cover an entire exposure in the event of a significant outage at one of our facilities. For information about operating risks associated with our Texas generation business, please read "Factors Affecting the Results of Our Wholesale Energy Operations -- Operating Risks" below.

     Also, market volatility in the price of fuel for our generation operations, as well as in the price of purchased power, could have an effect on our cost to generate or acquire power. For additional information regarding commodity prices and supplies, please read "-- Factors Affecting the Results of Our Wholesale Energy Operations -- Price Volatility."



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     Pursuant to the Texas Electric Restructuring Law, we will be entitled to recover our stranded costs (i.e., the excess of regulatory net book value of generation assets, as defined by the Texas Electric Restructuring Law, over the market value of those assets) and our regulatory assets related to generation. The Texas Electric Restructuring Law prescribes specific methods for determining the amount of stranded costs and the details for their recovery, and our recovery of stranded costs is dependent upon the outcome of regulatory proceedings in which we will be required to establish the extent of our stranded costs and related underlying matters. During the base rate freeze period from July 1999 through 2001, earnings above the utility's authorized rate of return formula were applied in a manner to accelerate depreciation of generation related plant assets for regulatory purposes. In addition, depreciation expense for transmission and distribution related assets was redirected to generation assets for regulatory purposes from 1998. The Texas Electric Restructuring Law also provided for us, or a special purpose entity formed by us, to issue securitization bonds for the recovery of generation related regulatory assets and a portion of stranded costs. Reliant Energy Transition Bond Company LLC, our wholly owned subsidiary, issued $749 million of securitization bonds on October 24, 2001. Any stranded costs not recovered through the sale of securitization bonds may be recovered through a charge to transmission and distribution customers. For additional information regarding these securitization bonds, please read Note 4(a) to our consolidated financial statements. For information regarding recovery of under-collected fuel expenses, please read "Liquidity and Capital Resources -- Future Sources and Uses of Cash -- Fuel Filing in Item 7 of this Form 10-K".

     The Texas Utility Commission issued a final order on October 3, 2001 (October 3, 2001 Order) that established the transmission and distribution rates that became effective January 2002. In this Order, the Texas Utility Commission found that we had overmitigated our stranded costs by redirecting transmission and distribution depreciation and by accelerating depreciation of generation assets as provided under the Transition Plan and Texas Electric Restructuring Law. In December 2001, we recorded a regulatory liability of $1.1 billion to reflect the prospective refund of accelerated depreciation, removed our previously recorded embedded regulatory asset of $841 million related to redirected depreciation and recorded a regulatory asset of $2.0 billion based upon current projections of market value of the Reliant Energy HL&P generation assets to be covered by the 2004 true-up proceeding provided for in the Texas Electric Restructuring Law. Recovery of this asset is subject to regulatory risk. We began refunding the excess mitigation credits in January 2002 and will continue over a seven year period. If events occur that make the recovery of all or a portion of the regulatory assets no longer probable, we will write off the corresponding balance of these assets as a charge against earnings. One of the results of discontinuing the application of regulatory accounting for the generation operations is the elimination of the regulatory accounting effects of excess deferred income taxes and investment tax credits related to these operations. We believe it is probable that some parties will seek to return these amounts to ratepayers and, accordingly, we have recorded an offsetting liability.

     The Texas Electric Restructuring Law requires us to auction 15% of the output of the installed generating capacity of our Texas generation business until January 1, 2007 unless certain criteria are met (state mandated auctions). In addition, the master separation agreement between Reliant Energy and Reliant Resources requires us to auction to third parties, including Reliant Resources, the capacity available in excess of amounts included in the state mandated auctions (contractually mandated auctions). Beginning January 2002, our Texas generation business began delivering power sold through the state mandated auctions and contractually mandated auctions at market rates. However, the Texas Electric Restructuring Law provides for recovery of any difference between market power prices received in these capacity auctions and the Texas Utility Commission's earlier estimates of those market prices. This capacity auction true-up should provide for revenues earned by our Texas generation business during the two-year period ending December 2003 to approximate a regulated return on the invested capital of our Texas generation business. The Texas Utility Commission's estimate serves as a preliminary identification of stranded costs for recovery through securitization. This component of the true-up is intended to ensure that neither the customers nor we are disadvantaged economically as a result of the two-year transition period by providing this pricing structure. The underlying data for the true-up calculation has not been finalized. Because the capacity true-up process provided for in the Texas Electric Restructuring Law will take into account only the prices we receive in the state mandated auctions, lower prices that we may receive in the contractually mandated auctions will not be considered and



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we may therefore not recover all of our stranded costs. We cannot predict the amount, if any, of these costs that would not be recovered.

     Retail. For a discussion of factors affecting our retail operations, please read "-- Factors Affecting the Results of Our Retail Operations."

     Other. For additional information regarding litigation over franchise fees, please read Note 14(f) to our consolidated financial statements.

FACTORS AFFECTING THE RESULTS OF RERC'S OPERATIONS

     Natural Gas Distribution. Our Natural Gas Distribution business segment competes primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other gas distributors and marketers also compete directly with our Natural Gas Distribution business segment for gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass our Natural Gas Distribution business segment's facilities and market, sell and/or transport natural gas directly to commercial and industrial customers.

     Generally, the regulations of the states in which our Natural Gas Distribution business segment operates allow us to pass through changes in the costs of natural gas to our customers through purchased gas adjustment provisions in rates. There is, however, an inherent timing difference between our purchases of natural gas and the ultimate recovery of these costs. Consequently, we may incur additional "carrying" costs as a result of this timing difference and the resulting, temporary under-recovery of our purchased gas costs. To a large extent, these additional carrying costs are not recovered from our customers.

     On November 21, 2001, Arkla filed a rate case (Docket 01-243-U) with the Arkansas Public Service Commission seeking an increase in rates for its Arkansas customers of approximately $47 million on an annual basis. Arkla's last rate increase was authorized in 1995. In the rate filing, Arkla maintains that its rate base has grown by $183 million, and its operating expenses have increased from $93 million to $106 million on an annual basis and, therefore, Arkla's current rates for service to Arkansas customers do not provide a reasonable opportunity for Arkla to cover its operating costs and earn a fair return on its investment. A decision in the case is expected by the fourth quarter of 2002.

     Pipelines and Gathering. Our Pipelines and Gathering business segment competes with other interstate and intrastate pipelines in the transportation and storage of natural gas. The principal elements of competition among pipelines are rates, terms of service, and flexibility and reliability of service. Our Pipelines and Gathering business segment competes indirectly with other forms of energy available to its customers, including electricity, coal and fuel oils. The primary competitive factor is price. Changes in the availability of energy and pipeline capacity, the level of business activity, conservation and governmental regulations, the capability to convert to alternative fuels, and other factors, including weather, affect the demand for natural gas in areas we serve and the level of competition for transportation and storage services. Since FERC Order No. 636, REGT's and MRT's commodity sales activity has been minimal. Commodity transactions are usually related to system management activity which we have been able to manage with little exposure. We have not been nor do we anticipate being negatively impacted by higher price levels and the tightening of supply experienced in the fourth quarter of 2000 and the first quarter of 2001. In addition, competition for our gathering operations is impacted by commodity pricing levels in its markets because these prices influence the level of drilling activity in those markets.

     Natural Gas Pipeline Company of America has proposed, and is soliciting customers for a 30" pipeline paralleling MRT's East Line in Illinois to a point 17 miles east of St. Louis Metro, with a proposed in-service date of June 2002. This service would represent an alternative to that provided by MRT. MRT has renewed or is engaged in negotiations to renew service agreements under multi-year terms, including service and potential expansion needs along MRT's existing East Line in Illinois. Our Pipelines and Gathering business segment derives approximately 14% of its revenues from Laclede Gas Company, which has an annual evergreen term provision. In February 2002, MRT negotiated an agreement to extend its existing service relationship with Laclede for a five year period subject to acceptance by the FERC. However, the Pipelines and Gathering


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business segment's financial results could be materially adversely affected after this five year period if Laclede decides to engage another pipeline for the transportation services currently provided by the Pipelines and Gathering business segment.

FACTORS AFFECTING THE RESULTS OF OUR WHOLESALE ENERGY OPERATIONS

     Price Volatility. Our Wholesale Energy business segment, which is conducted through Reliant Resources, sells electricity from its facilities into spot markets under short- and long-term contractual arrangements. We are not guaranteed any rate of return on our capital investments through cost of service rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for electricity and fuel in our regional markets. In addition to our power generation operations, we trade and market power. Market prices may fluctuate substantially over relatively short periods of time. Demand for electricity can fluctuate dramatically, creating periods of substantial under- or over-supply. During periods of over-supply, prices are depressed. During periods of under-supply, there is frequently regulatory or political pressure to regulate prices to compensate for product scarcity.

     In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, have imposed price limitations, bidding rules and other mechanisms to attempt to address some of the volatility in these markets and mitigate market prices. For a discussion of the implementation of price limitations and other rules in the California market, please read Note 14(g) to our consolidated financial statements.

     Most of our Wholesale Energy business segment's domestic power generation facilities purchase fuel under short-term contracts or on the spot market. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. In addition, we trade and market natural gas and other energy-related commodities. These factors could have an adverse impact on our revenues, margins and results of operations.

     Volatility in market prices for fuel and electricity may result from:

     - weather conditions;

     - seasonality;

     - forced or unscheduled plant outages;

     - addition of generating capacity;

     - changes in market liquidity;

     - disruption of electricity or gas transmission or transportation, infrastructure or other constraints or inefficiencies;

     - availability of competitively priced alternative energy sources;

     - demand for energy commodities and general economic conditions;

     - availability and levels of storage and inventory for fuel stocks;

     - natural gas, crude oil and refined products, and coal production levels;

     - natural disasters, wars, embargoes and other catastrophic events; and

     - federal, state and foreign governmental regulation and legislation.

     Risks Associated with Our Hedging and Risk Management Activities. To lower our financial exposure related to commodity price fluctuations, our trading, marketing and risk management services operations routinely enter into contracts to hedge a portion of our purchase and sale commitments, exposure to weather fluctuations, fuel requirements and inventories of natural gas, coal, crude oil and refined products, and other commodities. As part of this strategy, we routinely utilize fixed-price forward physical purchase and sales contracts, futures, financial swaps and option contracts traded in the over-the-counter markets and on exchanges. However, we do not expect to cover the entire exposure of our assets or our positions to market price volatility, and the coverage will vary over time. This hedging activity fluctuates according to strategic objectives, taking into account the desire for cash flow or earnings certainty and our view on market prices. To the extent we have unhedged positions, fluctuating commodity prices could negatively impact our financial


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results and financial position. For additional information regarding the accounting treatment for our hedging, trading and marketing and risk management activities, please read Notes 2(d) and 5 to our consolidated financial statements. For additional information regarding the types of contracts and activities of our trading and marketing operations, please read "-- Trading and Marketing Operations" and "Qualitative and Quantitative Disclosures about Market Risk" in Item 7A of this Form 10-K.

     We manage our power generation hedge objectives in the context of market conditions while targeting certain hedge percentages of future earnings through hedge actions in the current year. As of December 31, 2001, we had hedged 39% and 29% of our planned Wholesale Energy margins for 2002 and 2003, respectively, excluding margins related to Orion Power. Margins for 2002 and 2003 are expected to be positively impacted by the acquisition of Orion Power and negatively affected by lower forward electric power prices as they relate to unhedged positions and an estimated decline in our trading and marketing operations due to projected decreases in volatility in energy commodity markets.

     At times, we have open trading positions in the market, within established corporate risk management guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, changes in commodity prices could negatively impact our financial results and financial position.

     The risk management procedures we have in place may not always be followed or may not always work as planned. As a result of these and other factors, we cannot predict with precision the impact that our risk management decisions may have on our businesses, operating results or financial position. For information regarding our risk management policies, please read "Quantitative and Qualitative Disclosures about Market Risk -- Risk Management Structure" in Item 7A to this Form 10-K.

     The trading, marketing and risk management services operations conducted by our Wholesale Energy business segment are also exposed to the risk that counterparties who owe us money or physical commodities, such as power, natural gas or coal, will not perform their obligations. Should the counterparties to these arrangements fail to perform, we might be forced to acquire alternative hedging arrangements or replace the underlying commitment at then-current market prices. In this event, we might incur additional losses to the extent of amounts, if any, already paid to the counterparties. For information regarding our credit risk, including exposure to Enron and utilities in California, please read "Quantitative and Qualitative Disclosure About Market Risk -- Credit Risk" in Item 7A of this Form 10-K and Notes 5(c), 14(g) and 21 to our consolidated financial statements.

     In the ordinary course of business, and as part of our hedging strategy, we enter into long-term sales arrangements for power, as well as long-term purchase arrangements. For information regarding our long-term fuel supply contracts, purchase power and electric capacity contracts and commitments, electric energy and electric sale contracts and tolling arrangements, please read Notes 5, 14(a) and 14(b) to our consolidated financial statements.

     Uncertainty in the California Market. During portions of 2000 and 2001, prices for wholesale electricity in California increased dramatically as a result of a combination of factors, including higher natural gas prices and emission allowance costs, reduction in available hydroelectric generation resources, increased demand, decreased net electric imports and limitations on supply as a result of maintenance and other outages. Because of the high prices that prevailed during this period, we, and several of Reliant Resources' subsidiaries, including Reliant Energy Services and REPG, as well as some of the officers of some of these companies, have been named as defendants in class action lawsuits and other lawsuits filed against a number of companies that own generation plants in California and other sellers of electricity in California markets.

     In response to the filing of a number of complaints challenging the level of these wholesale prices, the FERC initiated a staff investigation and issued a number of orders implementing a series of wholesale market reforms and modifications to those reforms. On February 13, 2002, the FERC issued an order initiating a staff investigation into potential manipulation of electric and natural gas prices in the West region for the period January 1, 2000 forward. Some of our long-term bilateral contracts already have been challenged by one of our many counterparties based on the alleged market dysfunction in Western power markets in 2000 and 2001. If these challenges are successful, the precedent set by the challenge could have larger ramifications to our business and operations beyond the challenged contracts at issue. Furthermore, in addition to FERC investigations, several state and other federal regulatory investigations have commenced in connection with the wholesale electricity prices in California and other neighboring Western states to determine the causes of the high prices and potentially to recommend remedial action.

     Finally, there have been proposals in the California state legislature to regulate the operations of our California generating subsidiaries, beyond the existing state regulation regarding siting, environmental and other health and safety matters. For additional information regarding the litigation and market uncertainty in California, please read Notes 14(f) and 14(g) to our consolidated financial statements.

     Industry Restructuring, the Risk of Re-regulation and the Impact of Current Regulations. The regulatory environment applicable to the United States electric power industry is undergoing significant changes as a result of varying restructuring initiatives at both the state and federal levels and the reassessment of existing regulatory mechanisms stemming from the California power market situation and the bankruptcy of Enron. These initiatives have had a significant impact on the nature of the industry and the manner in which its participants conduct their business. These changes are ongoing and we cannot predict the future development of restructuring in these markets or the ultimate effect that this changing regulatory environment will have on our business.

     Moreover, existing regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us, our facilities or our commercial activities, and future changes in laws and regulations may have a detrimental effect on our business. Some restructured markets, particularly California, have experienced supply problems and price volatility. These supply problems and volatility have been the subject of a significant amount of press coverage, much of which has been critical of the restructuring initiatives. In some markets, including California, proposals have been made by governmental agencies and/or other interested parties to delay or discontinue proposed restructuring or to re-regulate areas of these markets, especially with respect to residential retail customers, that have previously been deregulated. In this connection, state officials, the California Independent System Operator (Cal
ISO) and the investor-owned utilities in California have argued to the FERC that our California generating subsidiaries should not continue to have market-based rate authority. While the FERC to date has consistently refused petitions to force entities with market-based rates to return to cost-based rates, some of these proceedings are ongoing and we cannot predict what action the FERC may take on such petitions in the future. If we were forced to adopt cost-based rates, future earnings would be affected. Furthermore, the Cal ISO is undertaking a market redesign process to fundamentally change the structure of wholesale electricity markets and transmission service in California. These changes, if approved by the FERC, could include a revised market monitoring and mitigation structure, a revised congestion management mechanism and an obligation for load-serving entities in California to maintain capacity reserves. The Cal ISO's stated goal is to complete the first phase of this redesign by September 30, 2002, when the existing FERC market mitigation scheme for California will expire.

     On November 20, 2001, the FERC instituted an investigation under Section 206 of the Federal Power Act regarding the tariffs of all sellers with market-based rates authority, including Reliant Energy. For information regarding this FERC proceeding and other FERC actions relating to the California market, please read Note 14(g) to our consolidated financial statements. If the FERC does not modify or reject its proposed approach for dealing with anti-competitive behavior, our future earnings may be affected by the open-ended refund obligation.

     Additionally, federal legislative initiatives have been introduced and discussed to address the problems being experienced in some of these markets, including legislation seeking to impose price caps on sales. We cannot predict whether other proposals to re-regulate will be made or whether legislative or other attention to the restructuring of the electric power industry will cause the restructuring to be delayed or reversed. If the trend towards competitive restructuring of the wholesale power markets is reversed, discontinued or delayed, the business growth prospects and financial results of our Wholesale Energy and Retail Energy segments could be adversely affected.

     If RTOs are established as envisioned by Order No. 2000, "rate pancaking," or multiple transmission charges that apply to a single point-to-point delivery of energy will be eliminated within a region, and wholesale transactions within the region, and between regions will be facilitated. The end result could be a more competitive, transparent market for the sale of energy and a more economic and efficient use and allocation of resources; however, considerable opposition exists to the development of RTOs.

     The FERC also has initiated a rulemaking proceeding to establish standardized transmission service throughout the United States, a standard wholesale electric market design, including forward and spot markets for energy and an ancillary services market, and specifications regarding the entities that administer these markets and for market monitoring and mitigation, that could be used in all RTOs. We cannot predict at this time what effect FERC's standard market design will have on our business growth prospects and financial results.

     Partly in response to the bankruptcy of Enron, there have been proposals in the United States Congress to make online platforms that trade energy and metals derivatives subject to oversight by the Commodities Futures Trading Commission
(CFTC), to prohibit market price manipulation and fraud. Under some of these proposals, dealers in energy derivatives would be required to file reports with the CFTC and maintain amounts of capital, as determined by the CFTC, to support the risks of their transactions. Other proposals would require the CFTC to review these markets for potential regulatory recommendations. We do not know what impact, if any, these proposals would have on our business if enacted. Additionally, there may be other broader proposals introduced to submit energy trading to comprehensive regulation by the FERC or by the CFTC.

     The acquisition, ownership and operation of power generation facilities require numerous permits, approvals and certificates from federal, state and local governmental agencies. The operation of our generation facilities must also comply with environmental protection and other legislation and regulations. At present, we have operations in Arizona, California, Florida, Illinois, Maryland, Nevada, New Jersey, New York, Ohio, Pennsylvania, Texas and West Virginia. Most of our existing domestic generation facilities are exempt wholesale generators that sell electricity exclusively into the wholesale market. These facilities are subject to regulation by the FERC regarding rate matters and by state public utility commissions regarding siting, environmental and other health and safety matters. The FERC has authorized us to sell our generation from these facilities at market prices. The FERC retains the authority to modify or withdraw our market-based rate authority and to impose "cost of service" rates if it determines that market pricing is not in the public interest.

     Uncertainty Related to the New York Regulatory Environment. The New York market is subject to significant regulatory oversight and control. Our operating results are as dependent on the continuance of the regulatory structure as they are on fluctuations in the market price for electricity. The rules governing the current regulatory structure are subject to change. We cannot assure you that we will be able to adapt our business in a timely manner in response to any changes in the regulatory structure, which could have a material adverse effect on our revenues and costs. The primary regulatory risk in this market is associated with the oversight activity of the New York Public Service Commission, the New York Independent System Operator (NYISO) and the FERC.

     Our assets located in New York are subject to "lightened regulation" by the New York Public Service Commission, including provisions of the New York Public Service Law that relate to enforcement, investigation, safety, reliability, system improvements, construction, excavation, and the issuance of securities. Because "lightened regulation" was accomplished administratively, it could be revoked.

     The NYISO has the ability to revise wholesale prices, which could lead to delayed or disputed collection of amounts due to us for sales of energy and ancillary services. The NYISO also has the ability, in some cases subject to FERC approval, to impose cost-based pricing and/or price caps. The NYISO has implemented a measure known as the "Automated Mitigation Procedure" (AMP) under which day-ahead energy bids will be automatically reviewed and, if necessary, mitigated if economic or physical withholding is determined. Proposed modifications to the AMP provide a level of uncertainty over the impacts of that procedure in the summer of 2002. FERC has also directed the NYISO to adopt mitigation measures for all limits in New York City consistent with its overall market-monitoring plan. NYISO has filed in-city mitigation measures with the FERC, which it is proposing to be implemented beginning in late spring of 2002. The full impact of these revisions may not be known until the summer of 2002.

     Integration and Other Risks Associated with Our Orion Power Assets. We have made a substantial investment in our recent acquisition of Orion Power. If we are unable to profitably integrate, operate, maintain and manage our newly acquired power generation facilities our results of operations will be adversely affected.

     Duquesne Light Company is obligated to supply electricity at predetermined tariff rates to all retail customers in its existing service territory who do not select another electricity supplier. Orion Power has committed to provide 100% of the energy that Duquesne Light Company needs to meet this obligation under a contract that was recently extended through December 2004. If our obligation under this contract exceeds the available output from the combination of Orion Power's generation facilities and our additional generation facilities in the region, we would be forced to buy additional energy at prevailing market prices and, in certain cases where we failed to deliver the required amount, we could incur penalties during periods of peak demand of up to $1,000 per megawatt hour. If this situation were to occur during periods of peak energy prices, we could suffer substantial losses that could materially adversely affect our results of operations. In addition, our revenues generated under this contract may be adversely impacted if a substantial number of Duquesne Light Company's retail customers select other retail electric providers.

     Operating Risks. Our Electric Generation, Wholesale Energy operations and our European Energy operations are exposed to risks relating to the breakdown or failure of equipment or processes, fuel supply interruptions, shortages of equipment, material and labor, and operating performance below expected levels of output or efficiency. A significant portion of our facilities were constructed many years ago. Older generating equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to add or upgrade equipment to keep it operating at peak efficiency, to comply with changing environmental requirements, or to provide reliable operations. Such changes could affect operating costs. Any unexpected failure to produce power, including failure caused by breakdown or forced outage, could result in reduced earnings.

     We depend on transmission and distribution facilities owned and operated by utilities and other power companies to deliver the electricity we sell from our power generation facilities to our customers, who in turn deliver these products to the ultimate consumers of the power. If transmission is disrupted, or transmission capacity is inadequate, our ability to sell and deliver our products may be hindered.

     Factors Affecting Our Acquisition and Project Development Activities. Our plans for our Wholesale Energy business segment indicate a shift in emphasis from identifying and pursuing acquisition and development candidates to construction and integration of generation facilities. We believe this is a temporary shift based on the requirements of integrating the Orion Power assets and the maturation of both our and Orion Power's development projects and by the current state of the wholesale electricity and capital markets.

     There are numerous risks relating to the acquisition and development of power generation plants and construction and integration of these facilities. We may not be able to identify attractive acquisitions or development opportunities, complete acquisitions or development projects we undertake, or we may not be able to integrate these plants, especially larger acquisitions, into the portfolios of our Wholesale Energy business segment and achieve the synergies, including cost savings, we originally envisioned.

     Currently, our Wholesale Energy business segment has a select number of power generation facilities under development and many under construction (either owned or leased). Our completion of these facilities is subject to the following:

     - market prices;

     - shortages and inconsistent quality of equipment, material and labor;

     - financial market conditions and the results of our financing efforts;

     - actions by rating agencies with respect to us or our competitors;

     - work stoppages, due to plant bankruptcies and contract labor disputes;

     - permitting and other regulatory matters;

     - unforeseen weather conditions;

     - unforeseen equipment problems;

     - environmental and geological conditions; and

     - unanticipated capital cost increases.

     Any of these factors could give rise to delays, cost overruns or the termination of the plant expansion, construction or development. Many of these risks cannot be adequately covered by insurance. While we maintain insurance, obtain warranties from vendors and obligate contractors to meet specified performance standards, the proceeds of such insurance, warranties or performance guarantees may not be adequate to cover lost revenues, increased expenses or liquidated damages payments we may owe.

     If we were unable to complete the development of a facility, we would generally not be able to recover our investment in the project. The process for obtaining initial environmental, siting and other governmental permits and approvals is complicated, expensive, lengthy and subject to significant uncertainties. Transmission interconnection, fuel supply and cooling water represent some cost uncertainties during project development that may also result in termination of the project. In addition, construction delays and contractor performance shortfalls can result in the loss of revenues and may, in turn, adversely affect our results of operations. The failure to complete construction according to specifications can result in liabilities, reduced plant efficiency, higher operating costs and reduced earnings. We may not be successful in the development or construction of power generation facilities in the future.

     As a result of several recent events, including the United States economic recession, the price decline of our industry sector in the equity capital markets and the downgrading of the credit ratings of several of our significant competitors, the availability and cost of capital for our business and the businesses of our competitors has been adversely affected. In response to these events and the intensified scrutiny of companies in our industry sector by the rating agencies, our Wholesale Energy business segment has reduced its planned capital expenditures by $2.7 billion over the 2002-2006 time frame.

     Successful integration of plants, especially acquisitions, is subject to a number of risks, including the following:

     - unforeseen liabilities or other exposures;

     - inaccurate due diligence of acquired facilities, such as underestimates of outage rates and operating costs;

     - inability to achieve adequate cost savings in both overhead and operations;

     - inability to achieve various commercial synergies with existing operations; and

     - market prices for power and fuels.

     Any of these factors could significantly affect the economic impact of an acquisition on our results of operations.

     As part of this integration process and our temporary shift in emphasis, the Orion Power plants will be part of an operations improvement process that strives to achieve both reduced operating and maintenance costs and increase gross margins through improved availability and reliability of plants. This process is currently underway at our other plants and will be introduced at the Orion Power facilities beginning in the third quarter of 2002.

     Increasing Competition in Our Industry. Our Wholesale Energy business segment competes with other energy merchants. In order to successfully compete, we must have the ability to aggregate supplies at competitive prices from different sources and locations and must be able to efficiently utilize transportation services from third-party pipelines and transmission services from electric utilities. We also compete against other energy merchants on the basis of our relative skills, financial position and access to credit sources. Energy customers, wholesale energy suppliers and transporters often seek financial guarantees and other assurances that their energy contracts will be satisfied. As pricing information becomes increasingly available in the energy trading and marketing business, we anticipate that our operations will experience greater competition and downward pressure on per-unit profit margins. Furthermore, demands for liquidity to support trading and merchant asset businesses are increasing at the same time that the credit rating agencies are reviewing the liquidity and other credit criteria for trading, marketing and merchant generation firms. Other companies we compete with may not have similar credit ratings pressure or may have higher credit ratings. The growth of electronic trading platforms has increased the number of transactions, potential counterparties and level of price transparency in the energy commodity market. As a result, we are likely to transact with a wide range of customers potentially increasing our risk due to their changing credit circumstances, while at the same time potentially diversifying our reliance on a smaller number of customers.

     Developments with respect to our competitors frequently have a collateral and tangible impact on us. Credit and liquidity concerns impact our ability to do business with counterparties. Adverse regulatory and political ramifications can result from activities and investigations directed at our competitors.

     Hydroelectric Facilities Licensing. The Federal Power Act gives the FERC exclusive authority to license non-federal hydroelectric projects on navigable waterways and federal lands. The FERC hydroelectric licenses are issued for terms of 30 to 50 years. Some of the hydroelectric facilities in our Wholesale Energy business segment, representing approximately 90 MW of capacity, have licenses that expire within the next ten years. Facilities that we own representing approximately 160 MW of capacity have new or initial license applications pending before the FERC. Upon expiration of a FERC license, the federal government can take over the project and compensate the licensee, or the FERC can issue a new license to either the existing licensee or a new licensee. In addition, upon license expiration, the FERC can decommission an operating project and even order that it be removed from the river at the owner's expense. In deciding whether to issue a license, the FERC gives equal consideration to a full range of licensing purposes related to the potential value of a stream or river. It is not uncommon for the relicensing process to take between four and ten years to complete. Generally, the relicensing process begins at least five years before the license expiration date and the FERC issues annual licenses to permit a hydroelectric facility to continue operations pending conclusion of the relicensing process. We expect that the FERC will issue to us new or initial hydroelectric licenses for all the facilities with pending applications. Presently, there are no applications for competing licenses and there is no indication that the FERC will decommission or order any of the projects to be removed.

FACTORS AFFECTING THE RESULTS OF OUR EUROPEAN ENERGY OPERATIONS

     General. Our European Energy segment, which is operated by subsidiaries of Reliant Resources, intends to focus its activities in existing trading markets in the Netherlands, the United Kingdom, Germany, the Scandinavian countries, Austria and Switzerland. Historical results of operations may not be indicative of future results of operations. In particular, results of operations for our European Energy segment prior to 2001 reflect the impact of a regulated generation price system that has been discontinued. In addition, in 2001 and prior years, under Dutch corporate income tax laws, the earnings of REPGB were subject to a zero percent Dutch corporate income tax rate as a result of the Dutch tax holiday applicable to its electric industry. After December 31, 2001, all of European Energy's earnings in the Netherlands will be subject to the standard Dutch corporate income tax rate, which currently is 34.5%. Furthermore, European Energy's results of operations for 2001 include the effect of a number of non-recurring items, including the $37 million net gain resulting from the settlement of a stranded cost indemnity agreement.

     Future results of operations of our European Energy segment could be affected by, among other things, the following:

     - increasing competition in the Dutch wholesale energy market, resulting in declining electric power margins;

     - the timing and pace of the deregulation of other sectors of the European energy markets;

     - the continuing negative impact of the bankruptcy of Enron on market liquidity and credit requirements in European trading markets;

     - the mark-to-market price risk exposure associated with certain stranded cost electricity and natural gas supply contracts;

     - the impact of any renegotiation of European Energy's stranded cost contracts;

     - the impact and changes of natural gas tariffs pursuant to changes in the regulatory structure;

     - the ability to negotiate new contracts or renew contracts with customers on favorable terms; and

     - the impact of slowing economic growth on power generation demand in the markets in which our European Energy segment operates.

     Competition in the European Market. Competition for energy customers in the markets in which our European Energy segment operates is high. The primary factors affecting our European Energy segment's competitive position are price, regulation, the economic resources of its competitors, and its market reputation and perceived creditworthiness.

     Our European Energy segment competes in the Dutch Wholesale market against a variety of other companies, including other Dutch generation companies, cogenerators, various producers of alternate sources of power and non-Dutch generators of electric power, primarily from France and Germany. As of December 31, 2001, the Dutch electricity system had three operational interconnection points with Germany and two interconnection points with Belgium. There are also a number of projects that are at various stages of development and that may increase the number of interconnections in the future (post 2005), including interconnections with Norway and the United Kingdom. The Belgian interconnections are primarily used to import electricity from France, but a larger portion of Dutch electricity imports comes from Germany. It is anticipated that over time, transmission constraints between the Netherlands and other European markets will be reduced, thereby exposing our European Energy segment to even greater competitive pressures.

     Our European Energy segment's trading and marketing operations are also subject to increasing levels of competition. Competition among power generators for customers is intense and is expected to increase as more participants enter increasingly deregulated markets. Many of our European Energy segment's existing competitors have geographic market positions far more extensive than that of our European Energy segment. In addition, many of these competitors possess significantly greater financial, personnel and other resources than our European Energy segment.

     Deregulation of the Dutch Market. The Dutch wholesale electric market was completely opened to competition on January 1, 2001. Consistent with our expectations at the time we acquired our operations in the Netherlands, the gross margin of our European Energy segment declined in 2001 as a result of the deregulation of the market and the termination of an agreement with the other Dutch generators and the Dutch distributors. Commercial markets were generally opened to retail competition in January 2002. We expect the remainder of the market, consisting of mainly residential customers, will be open to competition by January 1, 2003. The timing of opening of the residential segment of the market is subject to change, however, at the discretion of the Dutch Minister of Economic Affairs. Since our European Energy segment's operations focus on the wholesale market, we do not expect that the opening of the Dutch commercial or residential electric market will have a significant impact on the segment's results of operations.

     Plant Outages. During 2001, our margins were negatively impacted by unplanned outages at some of our Dutch generation facilities. The unplanned outages were primarily due to malfunctions of the generation turbines and related equipment and complications encountered in the maintenance of one of our facilities. We estimate that these unplanned outages resulted in losses of approximately $11 million, a significant portion of which is covered by property damage and business interruption insurance. For additional information regarding operational risks applicable to our European Energy segment, including unplanned plant outages, please read "-- Factors Affecting the Results of Our Wholesale Energy Operations -- Operating Risks."

     Other Factors. In December 2001, REPGB and its former shareholders entered into a settlement agreement resolving the former shareholders' stranded cost indemnity obligations under the purchase agreement of REPGB. For additional information regarding the stranded cost indemnity settlement and the potential impact on earnings from changes in the valuation in the future of the related stranded cost contracts, please read Notes 5(b) and 14(h) to our consolidated financial statements. We have begun discussions with the other parties to these contracts to modify the terms of certain of the out-of-market contracts. The structure of these settlements, if consummated, likely would entail an upfront cash payment to the counterparty in exchange for amendments to price and other terms intended to make the contracts more market conforming. REPGB would seek to fund these payments, if made, to the extent possible through the proceeds from the settlement of its stranded cost indemnity agreement and, possibly, anticipated distributions from NEA. We cannot currently predict the outcome of these negotiations. However, to the extent that these discussions result in amendments to the contracts, we could realize a gain.

     We are in the process of reviewing our European Energy segment's goodwill and certain intangibles for impairment pursuant to SFAS No. 142. For information regarding assessing the impairment in 2002 under SFAS No. 142, please read
"-- New Accounting Pronouncements."

     Our European operations are subject to various risks incidental to investing or operating in foreign countries. These risks include economic risks, such as fluctuations in currency exchange rates, restrictions on the repatriation of foreign earnings and/or restrictions on the conversion of local currency earnings into U.S. dollars. For example, we estimate that the impact of the devaluation of the Euro relative to the U.S. dollar during 2001 negatively affected U.S. dollar net income by approximately $2 million.

FACTORS AFFECTING THE RESULTS OF OUR RETAIL ENERGY OPERATIONS

     General. The Texas retail electricity market fully opened to competition in January 2002. Therefore, we do not expect the earnings from our Retail Energy segment, which is operated by subsidiaries of Reliant Resources, for past years to be indicative of our future earnings and results. The level of future earnings generated by our Retail Energy segment will depend on numerous factors including:

     - legislative and regulatory developments related to the newly opened retail electricity market in Texas and changes in the application of such laws and regulations;

     - the effects of competition, including the extent and timing of the entry or exit of competitors in our markets and the impact of competition on retail prices and margins;

     - customer attrition rates and cost associated with acquiring and retaining new customers;

     - our ability to negotiate new contracts or renew contracts with customers on favorable terms;

     - the timing and extent of changes in wholesale commodity prices and transmission and distribution rates;

     - our ability to procure adequate electricity supply upon economic terms;

     - our ability to effectively hedge commodity prices;

     - our ability to pass increased supply costs on to customers in a timely manner;

     - our ability to timely perform our obligations under our customer contracts;

     - market liquidity for wholesale power;

     - the financial condition and payment patterns of our customers;

     - weather variations and other natural phenomena;

     - the timely and accurate implementation of the new internal and external information technology systems and processes necessary to provide customer information and to implement customer switching in the retail electricity market in Texas which was established in late 2001;

     - the costs associated with operating our internal customer service and other operating functions; and

     - the timing and accuracy of ERCOT settlements, and the exchange of information between ERCOT, the T&D Utility and our Retail Energy segment's retail electric provider, which facilitates our Retail Energy business segment's billing, collection and supply management processes.

     Competition in the Texas Market. Under the Texas Electric Restructuring Law, beginning in 2002, all classes of Texas customers of most investor-owned utilities, and those of any municipal utility and electric cooperative that opted to participate in the competitive marketplace, are able to choose their retail electric provider. In January 2002, Reliant Resources began to provide retail electric services to all customers of Reliant Energy HL&P who did not select another retail electric provider. Under the market framework established by the Texas Electric Restructuring Law, Reliant Resources is recognized as the affiliated retail electric provider of Reliant Energy's electric utility. The Distribution will not change this treatment, even though Reliant Resources will cease to be a subsidiary of Reliant Energy after the Distribution. As an affiliated retail electric provider, Reliant Resources is initially required to sell electricity to these Houston area residential and small commercial customers at a specified price, which is referred to in the law as the "price to beat," whereas other retail electric providers are allowed to sell electricity to these customers at any price. Reliant Resources' price to beat was set at a level resulting in an estimated average 17% reduction from December 31, 2001 rates for its residential customers and an estimated average 22% reduction from December 31, 2001 rates for its pre-existing small commercial customers. The wholesale energy supply cost component, or "fuel factor," included in its price to beat was initially set by the Texas Utility Commission at the then average forward 12 month gas price strip of approximately $3.11/MMBtu.

     Reliant Resources is not permitted to offer electricity to these customers at a price other than the price to beat until January 1, 2005, unless before that date the Texas Utility Commission determines that 40% or more of the amount of electric power that was consumed in 2000 by the relevant class of customers in the Houston metropolitan area is committed to be served by retail electric providers other than Reliant Resources. In addition, as the affiliated retail electric provider, Reliant Resources is obligated to offer the price to beat to requesting residential and small commercial customers in Reliant Energy's electric utility service territory through January 1, 2007. Because Reliant Resources will not be able to compete for residential and small commercial customers on the basis of price in the Houston area, it may lose a significant number of these customers to other retail electric providers. Customers were given the opportunity to switch beginning in August 2001 through the retail pilot project. Due to system related problems which restricted the timely switching of customers during the pilot project and in early 2002, we cannot be sure of the number of customers that have attempted to switch to other retail electric providers. For additional information regarding retail market systems problems, please read "-- Operational Risks." Between the beginning of the pilot project in August 2001 and February 28, 2002, Reliant Resources estimates that approximately 67,000 customers (or approximately 4% of their residential and small commercial customers) have switched to other retail electric providers. Due to the switching systems problems, the actual numbers of customers that switched or attempted to switch by this date may actually be higher.

     Reliant Resources is providing commodity service to the large commercial, industrial and institutional customers previously served by Reliant Energy's electric utility who did not take action to select another retail electric provider. In addition, Reliant Resources has signed contracts to provide electricity and services to large commercial, industrial and institutional customers, both in the Houston area as well as outside of the Houston market. Reliant Resources or any other retail electric provider can provide services to these customers at any negotiated price. The market for these customers is very competitive, and any of these customers that select Reliant Resources as their provider may subsequently decide to switch to another provider at the conclusion of the term of their contract with Reliant Resources.

     In most retail electric markets outside the Houston area, Reliant Resources' principal competitor may be the local incumbent utility company's retail affiliate. These retail affiliates have the advantage of long-standing relationships with their customers. In addition to competition from the incumbent utilities' affiliates, Reliant Resources may face competition from a number of other retail providers, including affiliates of other non-incumbent utilities, independent retail electric providers and, with respect to sales to large commercial and industrial customers, independent power producers acting as retail electric providers. Some of these competitors or potential competitors may be larger and better capitalized than Reliant Resources.

     Generally, retail electric providers will purchase electricity from the wholesale generators at unregulated rates, sell electricity to their retail customers and pay the transmission and distribution utility a regulated tariffed rate for delivering the electricity to their customers. Retail electric providers will then bill and collect payments from the customers. Because Reliant Resources is required to sell electricity to residential and small commercial customers in the Houston area at the price to beat, it may lose a significant number of these customers to non-affiliated retail electric providers if their cost to provide electricity to these customers is lower than the price to beat. In addition, the results of our Retail Energy operations for sales to residential and small commercial customers over the next several years in Texas will be largely dependent upon the amount of gross margin, or "headroom," available in our price to beat. Until 2004, when Reliant Resources will have the option to acquire our ownership interest in Texas Genco, Reliant Resources' results will be largely based on the ability of the Wholesale Energy segment to buy power at prices that yield acceptable gross margins at revenue levels determined by the price to beat set by the Texas Utility Commission. The available headroom in the price to beat is equal to the difference between the price to beat and the sum of the charges, fees and transmission and distribution utility rates approved by the Texas Utility Commission and the price Reliant Resources pays for power to serve its price to beat customers. The larger the amount of headroom, the more incentive new market entrants should have to provide retail electric services in that particular market. The Texas Utility Commission's regulations allow affiliated retail electric providers to adjust their price to beat fuel factor based on the percentage change in the price of natural gas. In addition, they may also request an adjustment as a result of changes in their price of purchased energy. In such a request, they may adjust the fuel factor to the extent necessary to restore the amount of headroom that existed at the time the initial price to beat fuel factor was set by the Texas Utility Commission. Affiliated retail electric providers may not request that their price to beat be adjusted more than twice a year. Reliant Resources cannot estimate with any certainty the magnitude and frequency of the adjustments they may seek, if any, and the eventual impact of such adjustments on the amount of headroom. Based on forward gas prices at the end of March 2002, Reliant Resources would be able to increase its price to beat rates by approximately 4-5%. Available headroom in the Houston market, as well as in other Texas markets where Reliant Resources intends to compete, will be affected by any changes in transmission and distribution rates that may be requested by the transmission and distribution provider in the respective service territory and in taxes, fees and other charges assessed or levied by third parties. Any changes in transmission and distribution rates must be approved by the Texas Utility Commission. The Texas Utility Commission has initiated a proceeding to determine what taxes a municipality or other local taxing authority can charge retail electric providers relating to the provision of electricity.

     In Texas, our Wholesale Energy business segment and our Retail Energy business segment work together in order to determine the price, demand and supply of energy required to meet the needs of our Retail Energy business segments' customers. Reliant Resources may purchase capacity from non-affiliated parties in the state mandated auctions and from our Texas generation business in the contractually mandated auctions. Reliant Resources also enters into bilateral contracts with third parties for capacity, energy and ancillary services. Supply positions are continuously monitored and updated based on retail sales forecasts and market conditions. However, Reliant Resources does not expect to cover the entire exposure of these positions to market price volatility, and the coverage will vary over time. For a discussion of risks similar to those associated with our Retail Energy segment's hedging activities, please read "-- Factors Affecting the Results of Our Wholesale Energy
Operations -- Price Volatility," and "-- Risks Associated with Our Hedging and Risk Management Activities." In addition to the factors noted in these sections, Reliant Resources' ability to adequately hedge its retail electricity requirements is also dependent on the accurate forecast of the number of our customers in each customer class and uncertainties associated with the recently established ERCOT settlement procedures.

     Obligations as a Provider of Last Resort. The Texas Electric Restructuring Law requires the Texas Utility Commission to designate certain retail electric providers as providers of last resort in areas of the state in which retail competition is in effect. A provider of last resort is required to offer a standard retail electric service package for each class of customers designated by the Texas Utility Commission at a fixed, nondiscountable rate approved by the Texas Utility Commission, and is required to provide the service package to any requesting retail customer in the territory for which it is the provider of last resort. In the event that another retail electric provider fails to serve any or all of its customers, the provider of last resort is required to offer that customer the standard retail service package for that customer class with no interruption of service to the customer. The Texas Utility Commission designated Reliant Resources' subsidiary, StarEn Power to serve as the provider of last resort for residential and small commercial customers in the western portion of the Dallas/Fort Worth metropolitan area formally served by Texas Utilities, Inc., a subsidiary of TXU, Inc. In addition, StarEn Power has been appointed as the provider of last resort for large commercial, industrial and institutional customers in Reliant Energy's electric utility service territory. StarEn Power will serve two consecutive six month terms as the provider of last resort. The first term began on January 1, 2002. The second six-month term, beginning July 1, 2002, will include a potential adjustment to the energy component of our provider of last resort rate based on a NYMEX Henry Hub natural gas index. The terms and rates for provider of last resort service are governed by a settlement between Reliant Resources and various interested parties, which settlement was approved by the Texas Utility Commission. In this role, StarEn Power retains the rights to require customer deposits and disconnect service in accordance with Texas Utility Commission rules, and to petition the Texas Utility Commission for a price change in the event it is determined that StarEn power will experience a net financial loss over the term of its provider of last resort obligations. In the first quarter of 2002, the Texas Utility Commission initiated a proceeding to review and possibly amend both the governing rules and structure of provider of last resort service and obligations. This proceeding is in its initial stages and we cannot be sure whether the structure of provider of last resort service and obligations will change, how they will change or what effect, if any, any changes would have on the financial condition, results of operations or cash flows of StarEn Power or our Retail Energy business segment.

     "Clawback" Payment to Reliant Energy. To the extent the price to beat exceeds the market price of electricity, Reliant Resources will be required to make a payment to Reliant Energy in 2004 unless the Texas Utility Commission determines that, on or prior to January 1, 2004, 40% or more of the amount of electric power that was consumed in 2000 by residential or small commercial customers (at or below one MW), as applicable, within Reliant Energy HL&P's service territory is committed to be served by retail electric providers other than Reliant Resources. If the 40% test is not met and the reconciliation and a retail payment is required, the amount of this retail payment will be equal to
(a) the amount that the price to beat, less non-bypassable delivery charges, is in excess of the prevailing market price of electricity during such period per customer, but not to exceed $150 per customer, multiplied by (b) the number of residential or small commercial customers, as the case may be, that we serve on January 1, 2004 in Reliant Energy HL&P's service territory, less the number of new retail electric customers Reliant Resources serves in other areas of Texas. Amounts received from Reliant Resources with respect to the clawback payment, if any, will be included in the 2004 stranded cost true-up as a reduction of stranded costs.

     Operational Risks. The price of purchased power could have an adverse effect on the costs incurred by our Retail Energy segment in acquiring power to serve the demand of its retail customers. For additional information regarding commodity price volatility, please read "-- Factors Affecting the Results of Our Wholesale Energy Operations -- Price Volatility."

     Reliant Resources is dependent on local transmission and distribution utilities for maintenance of the infrastructure through which electricity is delivered to its retail customers. Any infrastructure failure that interrupts or impairs delivery of electricity to its customers could negatively impact the satisfaction of its customers with its service. Additionally, Reliant Resources is dependent on the local transmission and distribution utilities for the reading of its customers' energy meters. Reliant Resources is required to rely on the local utility or, in some cases, the independent transmission system operator, to provide it with its customers' information regarding energy usage, and Reliant Resources may be limited in its ability to confirm the accuracy of the information. The provision of inaccurate information or delayed provision of such information by the local utilities or system operators could have a material negative impact on our business and results of operations and cash flows.

     The ERCOT ISO is the independent system operator responsible for maintaining reliable operations of the bulk electric power supply system in the ERCOT market. Its responsibilities include ensuring that information relating to a customer's choice of retail electric provider is conveyed in a timely manner to anyone needing the information. Problems in the flow of information between the ERCOT ISO, the transmission and distribution utility and the retail electric providers have resulted in delays in switching customers. While the flow of information is improving, operational problems in the new system and processes are still being worked out.

     The ERCOT ISO is also responsible for handling scheduling and settlement for all electricity supply volumes in the Texas deregulated electricity market. In addition, the ERCOT ISO plays a vital role in the collection and dissemination of metering data from the transmission and distribution utilities to the retail electric providers. Reliant Resources and other retail electric providers schedule volumes based on forecasts. As part of settlement, the ERCOT ISO communicates the actual volumes delivered compared to the forecast volumes scheduled. The ERCOT ISO calculates an additional charge or credit based on the difference between the actual and forecast volumes, utilizing a market clearing price for the difference. Settlement charges also include allocated costs such as unaccounted-for energy. Currently, there is a three to four month delay in receiving the final settlement information. As a result, Reliant Resources must estimate its supply costs. Timing delays in receiving final settlement information creates supply cost estimation risk.

FLUCTUATIONS IN COMMODITY PRICES AND DERIVATIVE INSTRUMENTS

     For information regarding our exposure to risk as a result of fluctuations in commodity prices and derivative instruments, please read "Quantitative and Qualitative Disclosures About Market Risk" in Item 7A of this Form 10-K.

ENVIRONMENTAL EXPENDITURES

     We are subject to numerous environmental laws and regulations, which require us to incur substantial costs to operate existing facilities, construct and operate new facilities, and mitigate or remove the effect of past operations on the environment. For additional information regarding environmental contingencies, please read Note 14(f) to our consolidated financial statements.

     Clean Air Act Expenditures. We expect the majority of capital expenditures associated with environmental matters to be incurred by our Electric Generation and Wholesale Energy business segments in connection with emission limitations for NOx under the Clean Air Act, or to enhance operational flexibility under Clean Air Act requirements. In 2000, emission reduction requirements for NOx were finalized for our electric generating facilities in the United States. We currently estimate that up to $476 million will be required to comply with the requirements through the end of 2004, with an estimated $287 million to be incurred in 2002. The Texas regulations require additional reductions that must be completed by March 2007. Plans for the Texas units for the period 2004 through 2007 have not been finalized, but have been estimated at $88 million. We are currently litigating the economic and technical viability of the Texas post-2004 reduction requirements, but cannot predict the outcome of this litigation. In addition, the Texas Electric Restructuring Law created a program mandating air emissions reductions for some generating facilities of our Electric Generation business segment. The Texas Electric Restructuring Law provides for stranded cost recovery of costs associated with this obligation incurred before May 1, 2003. For additional information regarding the Texas Electric Restructuring Law, please read "-- Regulation -- State and Local Regulations -- Texas -- Electric Operations -- The Texas Electric Restructuring Law" in Item 1 of this Form 10-K and Note 4(a) to our consolidated financial statements. For additional information regarding environmental regulation of air emissions, please read "Business -- Environmental Matters -- Air Emissions" in
Item 1 of this Form 10-K.

     Site Remediation Expenditures. From time to time we have received notices from regulatory authorities or others regarding our status as a potentially responsible party in connection with sites found to require remediation due to the presence of environmental contaminants. Based on currently available information, we believe that remediation costs will not materially affect our financial position, results of operations or cash flows. There can be no assurance, however, that future developments, including additional information about existing sites or the identification of new sites, will not require material revisions to our estimates. For information about specific sites that are the subject of remediation claims, please read Note 14(f) to our consolidated financial statements.

     Water, Mercury and Other Expenditures.  As discussed under
"Business -- Environmental Matters -- Water Issues" in Item 1 of this Form 10-K, regulatory authorities are in the process of implementing regulations and quality standards in connection with the discharge of pollutants into waterways. Once these regulations and quality standards are enacted, we will be able to determine if our operations are in compliance, or if we will have to incur costs in order to comply with the quality standards and regulations. Until that time, however, we are not able to predict the amount of these expenditures, if any. To date, however, our expenditures associated with respect to permits, registrations and authorizations for operation of facilities under the statutes regulating the discharge of pollutants into surface water have not been material. With regard to mercury remediation and other environmental matters, such as the disposal of solid wastes, our expenditures have not been, and are not expected to be material, based on our experiences and that of others in our industries. Please read
"Business -- Environmental Matters -- Mercury Contamination" and "-- Other" in
Item 1 of this Form 10-K.

OTHER FACTORS

     Terrorist Attacks and Acts of War. We are currently unable to measure the ultimate impact of the terrorist attacks of September 11, 2001 on our industry and the United States economy as a whole. The uncertainty associated with the retaliatory military response of the United States and other nations and the risk of future terrorist activity may impact our results of operations and financial condition in unpredictable ways. These actions could result in adverse changes in the insurance markets and disruptions of power and fuel markets. In addition, our generation facilities or the power transmission and distribution facilities on which we rely could be directly or indirectly harmed by future terrorist activity. The occurrence or risk of occurrence of future terrorist attacks or related acts of war could also adversely affect the United States economy. A lower level of economic activity could result in a decline in energy consumption which could adversely affect our revenues, margins and limit our future growth prospects. The occurrence or risk of occurrence could also increase pressure to regulate or otherwise limit the prices charged for electricity or gas. Also, these risks could cause instability in the financial markets and adversely affect our ability to access capital.

     Environmental Regulation. Our Electric Generation and Wholesale Energy business segments are subject to extensive environmental regulation by federal, state and local authorities. We are required to comply with numerous environmental laws and regulations, and to obtain numerous governmental permits, in operating our facilities. We may incur significant additional costs to comply with these requirements. If we fail to comply with these requirements, we could be subject to civil or criminal liability and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us or our facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions. If any of these events occur, our business, operations and financial condition could be adversely affected.

     We may not be able to obtain or maintain from time to time all required environmental regulatory approvals. If there is a delay in obtaining any required environmental regulatory approvals or if we fail to obtain and comply with them, the operation of our facilities could be prevented or become subject to additional costs.

     We are generally responsible for all on-site liabilities associated with the environmental condition of our power generation facilities which we have acquired and developed, regardless of when the liabilities arose and whether they are known or unknown. These liabilities may be substantial.

     Holding Company Organizational Structure. We are a holding company, and we conduct a significant portion of our operations through our subsidiaries. After the Restructuring and Distribution, CenterPoint Energy will be a holding company that conducts substantially all of its operations through its respective subsidiaries. CenterPoint Energy's only significant assets will be the capital stock of its subsidiaries, and its subsidiaries will generate substantially all of CenterPoint Energy's operating income and cash flow. As a result, dividends or advances from CenterPoint Energy's subsidiaries will be the principal source of funds necessary to meet its debt service obligations. In some circumstances, contractual provisions (including terms of indebtedness) or laws, as well as the financial condition or operating requirements of our respective subsidiaries, may limit our or CenterPoint Energy's ability to obtain cash from our respective subsidiaries. As of December 31, 2001, all conditions on payments to us by our subsidiaries that are contained in existing agreements were satisfied. After the Distribution, Reliant Resources will also be a holding company that conducts all of its operations through its subsidiaries and will be subject to similar structural limitations as described above with respect to CenterPoint Energy. For information regarding payment of dividends please read Item 5 of this Form 10-K.

     In addition, the ability of REMA, a Reliant Resources subsidiary that owns some of the power generation facilities in our Northeast regional portfolio, to pay dividends or make restricted payments to Reliant Resources is restricted under the terms of three lease agreements under which we lease all or an undivided interest in these generating facilities. These agreements allow our Mid-Atlantic subsidiary to pay dividends or make restricted payments only if specified conditions are satisfied, including maintaining specified fixed charge coverage ratios.

     Liquidity Concerns. For a discussion of factors affecting our sources of cash and liquidity, please read "-- Liquidity and Capital Resources -- Future Sources and Uses of Cash."

                        LIQUIDITY AND CAPITAL RESOURCES

HISTORICAL CASH FLOWS

     The net cash provided by/used in operating, investing and financing activities for 1999, 2000 and 2001 is as follows (in millions):

                                                            YEAR ENDED DECEMBER 31,
                                                          ---------------------------
                                                           1999      2000      2001
                                                          -------   -------   -------
Cash provided by (used in):
  Operating activities..................................  $ 1,104   $ 1,344   $ 1,713
  Investing activities..................................   (2,870)   (3,286)   (2,085)
  Financing activities..................................    1,823     2,032       337

  CASH PROVIDED BY OPERATING ACTIVITIES

     Net cash provided by operations in 2001 increased $369 million compared to 2000. This increase primarily resulted from:

     - an increase in recovered fuel costs by our Electric Operations business segment;

     - a decrease in net margin deposits on energy trading activities as a result of reduced commodity volatility and relative price levels of natural gas and power compared to the fourth quarter of 2000; and

     - an increase in operating margins from Wholesale Energy's power generation operations.

     This increase is partially offset by:

     - a prepayment of a lease obligation related to REMA sale/leaseback transactions (please read Note 14(b) to our consolidated financial statements);

     - an increase in restricted cash related to our REMA operations;

     - an increase in deposits in a collateral account related to an equipment financing structure (please read Note 14(l) to our consolidated financial statements);

     - an increase in costs related to our Retail Energy business segments' increased staffing levels and preparation for competition in the retail electric market in Texas;

     - reduced cash flows from our European Energy business segment primarily resulting from a decline in electric power generation gross margins as the Dutch electric market was completely opened to wholesale competition on January 1, 2001; and

     - other changes in working capital.

     Net cash provided by operations in 2000 increased $240 million compared to 1999. This increase primarily resulted from:

     - proceeds from the sale of an investment in marketable debt securities by REPGB;

     - improved operating results of our Wholesale Energy business segment's California generating facilities;

     - incremental cash flows provided by REPGB, acquired in the fourth quarter of 1999;

     - cash flows from REMA, acquired in the second quarter of 2000; and

     - increased sales from our Electric Operations business segment due to growth in usage and number of customers.

     These increases were partially offset by increases in under-recovered fuel costs of our Electric Operations business segment and Wholesale Energy's net margin deposits on energy trading activities.

  CASH USED IN INVESTING ACTIVITIES

     Net cash used in investing activities decreased $1.2 billion during 2001 compared to 2000. This decrease was primarily due to no acquisitions being made in 2001 as compared to the $2.1 billion acquisition of REMA in 2000, and the funding of the remaining $982 million purchase obligation for REPGB in 2000.

     These decreases were partially offset by additional capital expenditures in 2001 of $211 million primarily related to our Electric Operations business segment, proceeds of $1.0 billion received in 2000 from the REMA sale-leaseback and $642 million received in 2000 from the sale of our Latin America assets, net of investments and advances.

     Net cash used in investing activities increased $416 million during 2000 compared to 1999. This increase was primarily due to:

     - the funding of the remaining purchase obligation for REPGB of $982 million on March 1, 2000;

     - the acquisition of REMA for $2.1 billion on May 12, 2000; and

     - increased capital expenditures related to the construction of domestic power generation projects.

     Proceeds of $1.0 billion from the REMA sale-leaseback in 2000, the sale of a substantial portion of our Latin America investments in 2000 and the purchase of $537 million of AOL Time Warner securities in 1999 partially offset these increases.

  CASH PROVIDED BY FINANCING ACTIVITIES

     Cash flows provided by financing activities decreased $1.7 billion in 2001 compared to 2000, primarily due to a decline in short term borrowings partially offset by $1.7 billion in net proceeds from the initial public offering of Reliant Resources.

     Cash flows provided by financing activities increased $209 million in 2000 compared to 1999, primarily due to an increase in short-term borrowings partially offset by a decline in proceeds from long-term debt and the sale of trust preferred securities.

FUTURE SOURCES AND USES OF CASH

     The following table sets forth our consolidated capital requirements for 2001, and estimates of our consolidated capital requirements for 2002 through 2006 (in millions).

                                      2001     2002     2003     2004     2005    2006
                                     ------   ------   ------   ------   ------   ----
Electric Operations (with nuclear
  fuel)(1).........................  $  936   $   --   $   --   $   --   $   --   $ --
Electric Transmission and
  Distribution(1)..................      --      338      320      381      362    352
Electric Generation (with nuclear
  fuel)(1).........................      --      285      192       89       79     45
Natural Gas Distribution...........     209      219      231      231      234    231
Pipelines and Gathering............      54       76       45       45       43     38
Wholesale Energy(2)(3).............     658    3,579      322      147      215    146
European Energy....................      21       22       --       --       --     --
Retail Energy......................     117       40       19       18       14     16
Other Operations...................      58      111       80       46       73     38
Major maintenance cash outlays.....      88       94       87      106       86     85
                                     ------   ------   ------   ------   ------   ----
  Total............................  $2,141   $4,764   $1,296   $1,063   $1,106   $951
                                     ======   ======   ======   ======   ======   ====

---------------

(1) Beginning in 2002, the Electric Operations business segment will be replaced by the Electric Transmission and Distribution business segment and the Electric Generation business segment. In December 2001, we formed Texas Genco, LP, a Texas limited partnership, as an indirect, wholly owned subsidiary (Texas Genco). It is anticipated that the majority interest in Texas Genco held by CenterPoint Energy will be purchased by Reliant Resources in early 2004 pursuant to the terms of an option that Reliant Resources holds, or will otherwise be sold to one or more other parties. The Texas generation operations referred to as our "Texas generation business" throughout this Form 10-K will be reported as the "Electric Generation" business segment beginning in 2002. Capital requirements for current generation operations of Reliant Energy HL&P are included in the Electric Generation business segment. Capital requirements for the remainder of Reliant Energy HL&P's operations are included in the Electric Transmission and Distribution business segment.

(2) Capital requirements for 2002 include $2.9 billion for the acquisition of Orion Power by Reliant Resources.

(3) We currently estimate the capital expenditures by off-balance sheet special purpose entities to be $704 million, $343 million, $163 million and $48 million in 2002, 2003, 2004 and 2005, respectively. Capital expenditures for these projects have been excluded from the table above. Please read "Future Sources and Uses -- Reliant Resources (unregulated businesses),"
    "-- Off-Balance Sheet Transactions -- Construction Agency Agreements" and "-- Equipment Financing Structure" below for additional information.

     The following table sets forth estimates of our consolidated contractual obligations as of December 31, 2001 to make future payments for 2002 through 2006 and thereafter (in millions):

                                                                                          2007 AND
CONTRACTUAL OBLIGATIONS                TOTAL     2002     2003    2004    2005    2006   THEREAFTER
-----------------------               -------   ------   ------   ----   ------   ----   ----------
Long-term debt, including capital
  leases(1).........................  $ 6,403   $  538   $1,226   $ 90   $  390   $218     $3,941
Short-term borrowing, including
  credit facilities(1)..............    3,435    3,435       --     --       --     --         --
Trust preferred securities(2).......      706       --       --     --       --     --        706
REMA operating lease payments(3)....    1,560      136       77     84       75     64      1,124
Other operating lease payments(3)...      969       66       84     94       95     95        535
Trading and marketing
  liabilities(4)....................    1,840    1,478      216     85       33     13         15
Non-trading derivative
  liabilities(4)....................    1,121      472      198    115       62     35        239
Other commodity commitments(5)......    4,014      451      314    340      344    348      2,217
Other long-term obligations.........      300       10       10     10       10     10        250
                                      -------   ------   ------   ----   ------   ----     ------
  Total contractual cash
     obligations....................  $20,348   $6,586   $2,125   $818   $1,009   $783     $9,027
                                      =======   ======   ======   ====   ======   ====     ======

---------------

(1) For a discussion of short-term and long-term debt, please read Note 10 to our consolidated financial statements.

(2) For a discussion of trust preferred securities, please read Note 11 to our consolidated financial statements.

(3) For a discussion of REMA and other operating leases, please read Note 14(b) to our consolidated financial statements.

(4) For a discussion of trading and marketing liabilities and non-trading derivative liabilities, please read Note 5 to our consolidated financial statements.

(5) For a discussion of other commodity commitments, please read Note 14(a) to our consolidated financial statements. Excluded from the table above are amounts to be acquired by Reliant Resources from Texas Genco under purchase power and electric capacity commitments of $213 million and $57 million in 2002 and 2003, respectively.

     The following discussion regarding future sources and uses of cash over the next twelve months is presented separately for our regulated businesses and unregulated businesses consistent with the separate liquidity plans that our management has developed for CenterPoint Energy and Reliant Resources. We believe that our borrowing capability combined with cash flows from operations will be sufficient to meet the operational needs of our businesses for the next twelve months.

RELIANT ENERGY (TO BECOME CENTERPOINT ENERGY SUBSEQUENT TO THE RESTRUCTURING)

     Our liquidity and capital requirements will be affected by:

     - capital expenditures;

     - debt service requirements;

     - the repayment of notes payable to Reliant Resources;

     - the reduction in, and elimination of, programs under which we have sold customer accounts receivable;

     - proceeds from the expected initial public offering of Texas Genco;

     - various regulatory actions; and

     - working capital requirements.

     We expect capital requirements to be met with cash flows from operations, as well as proceeds from debt offerings and other borrowings. The following table sets forth our capital requirements for 2001, and estimates of our capital requirements for 2002 through 2006 (in millions):

                                            2001    2002   2003   2004   2005   2006
                                           ------   ----   ----   ----   ----   ----
Electric Operations (with nuclear
  fuel)(1)...............................  $  936   $ --   $ --   $ --   $ --   $ --
Electric Transmission and
  Distribution(1)........................      --    338    320    381    362    352
Electric Generation (with nuclear
  fuel)(1)...............................      --    285    192     89     79     45
Natural Gas Distribution.................     209    219    231    231    234    231
Pipelines and Gathering..................      54     76     45     45     43     38
Other Operations.........................      14     36     34     15     41      5
                                           ------   ----   ----   ----   ----   ----
  Total..................................  $1,213   $954   $822   $761   $759   $671
                                           ======   ====   ====   ====   ====   ====

---------------

(1) Beginning in 2002, the Electric Operations business segment will be replaced by the Electric Transmission and Distribution business segment and the Electric Generation business segment. It is anticipated that the majority interest in Texas Genco held by CenterPoint Energy will be purchased by Reliant Resources in early 2004 pursuant to the terms of an option that Reliant Resources holds, or will otherwise be sold to one or more other parties. The Texas generation operations referred to as our "Texas generation business" throughout this Form 10-K will be reported as the "Electric Generation" business segment beginning in 2002. Capital requirements for current generation operations of Reliant Energy HL&P are included in the Electric Generation business segment. Capital requirements for the remainder of Reliant Energy HL&P's operations are included in the Electric Transmission and Distribution business segment.

     The following table sets forth estimates of our contractual obligations to make future payments for 2002 through 2006 and thereafter (in millions):

                                                                                     2007 AND
CONTRACTUAL OBLIGATIONS               TOTAL     2002    2003   2004   2005   2006   THEREAFTER
-----------------------              -------   ------   ----   ----   ----   ----   ----------
Long-term debt, including capital
  leases...........................  $ 5,511   $  514   $687   $ 48   $378   $206     $3,678
Short-term borrowing, including
  credit facilities................    3,138    3,138     --     --     --     --         --
Trust preferred securities.........      706       --     --     --     --     --        706
Other operating lease
  payments(1)......................      110       14     12      7      6      5         66
Non-trading derivative
  liabilities......................       83       73      7      2      1     --         --
Other commodity commitments(2).....    1,150      199    129    133    137    141        411
                                     -------   ------   ----   ----   ----   ----     ------
  Total contractual cash
     obligations...................  $10,698   $3,938   $835   $190   $522   $352     $4,861
                                     =======   ======   ====   ====   ====   ====     ======

---------------

(1) For a discussion of other operating leases, please read Note 14(b) to our consolidated financial statements.

(2) For a discussion of other commodity commitments, please read Note 14(a) to our consolidated financial statements.

     Credit Facilities. As of December 31, 2001, we had credit facilities, including facilities of Houston Industries FinanceCo LP (FinanceCo) and RERC Corp., that provided for an aggregate of $5.4 billion in committed credit. As of December 31, 2001, $3.1 billion was outstanding under these facilities including $2.5 billion of commercial paper supported by the facilities, borrowings of $636 million and letters of credit of $2.5 million.

     The following table summarizes amounts available under these credit facilities at December 31, 2001 and commitments expiring in 2002 (in millions):

                                                                                   AMOUNT OF
                                                            TOTAL      UNUSED     COMMITMENTS
                                                          COMMITTED   AMOUNT AT    EXPIRING
BORROWER                               TYPE OF FACILITY    CREDIT     12/31/01      IN 2002
--------                               ----------------   ---------   ---------   -----------
Reliant Energy.......................  Revolver            $  400      $  236       $  400
FinanceCo............................  Revolvers            4,300       1,671        4,300
RERC Corp. ..........................  Revolver               350         347           --
RERC Corp. ..........................  Receivables            350           4          350
                                                           ------      ------       ------
     Total...........................                      $5,400      $2,258       $5,050
                                                           ======      ======       ======

     The RERC Corp. receivables facility was reduced from $350 million to $150 million in January 2002. Proceeds for the repayment of $196 million of advances under the facility were obtained from the liquidation of a temporary investment and the sale of commercial paper.

     The revolving credit facilities contain various business and financial covenants requiring us to, among other things, maintain leverage (as defined in the credit facilities) below specified ratios. We are in compliance with the covenants under all of these credit agreements. We do not expect these covenants to materially limit our ability to borrow under these facilities. For additional discussion, please read Note 10(a) to our consolidated financial statements.

     The revolving credit facilities support commercial paper programs. The maximum amount of outstanding commercial paper of an issuer is limited to the amount of the issuer's aggregate revolving credit facilities less any direct loans or letters of credit obtained under its revolvers. Due to an inability to consistently satisfy all short-term borrowing needs by issuing commercial paper, short-term borrowing needs have been met with a combination of commercial paper and bank loans. The extent to which commercial paper will be issued in lieu of bank loans will depend on market conditions and our credit ratings.

     Pursuant to the terms of the existing agreements (but subject to certain conditions precedent which we anticipate will be met) the revolving credit agreements aggregating $4.3 billion of FinanceCo will terminate and CenterPoint Energy revolving credit facilities of the same amount and with the same termination dates will become effective on the date of Restructuring.

     To the extent that we continue to need access to current amounts of committed credit prior to the Distribution, we expect to extend or replace the credit facilities on a timely basis. The terms of any new credit facilities are expected to be adversely affected by the leverage of Reliant Energy, the amount of bank capacity utilized by Reliant Energy, any delay in the date of Restructuring and Distribution and conditions in the bank market. These same factors are expected to make the syndication of new credit facilities more difficult in the future. Proceeds from any issuance of debt in the capital markets are expected to be used to retire a portion of our short-term debt and reduce our need for committed revolving credit facilities.

     Shelf Registrations. The following table lists shelf registration statements existing at December 31, 2001 for securities expected to be sold in public offerings.

                                                                                 TERMINATING ON
                                                                                    DATE OF
REGISTRANT                                 SECURITY                AMOUNT(1)     RESTRUCTURING
----------                                 --------               ------------   --------------
Reliant Energy..............           Preferred Stock            $230 million        Yes
Reliant Energy..............           Debt Securities             580 million        Yes
Reliant Energy..............             Common Stock              398 million         No
REI Trust II/Reliant          Trust Preferred and related Junior   125 million        Yes
  Energy....................       Subordinated Debentures
RERC Corp...................           Debt Securities              50 million         No

---------------

(1) The amount reflects the principal amount of debt securities, the aggregate liquidation value of trust preferred securities and the estimated market value of common stock based on the number of shares registered as of December 31, 2001 and the closing market price of Reliant Energy common stock on that date.

     We expect to register $2.5 billion of debt securities some or all of which may be issued either by Reliant Energy prior to the Restructuring or by CenterPoint Energy after the Restructuring. Proceeds from the sale of these debt securities are expected to be used to repay short-term borrowings. The amount actually issued will depend on interest rates and other market conditions.

     Debt Service Requirements. Excluding the repayments expected to be made on the transition bonds described in Note 4(a) to our consolidated financial statements, we have maturing long-term debt in 2002 aggregating $500 million. Maturing debt is expected to be refinanced with new debt. In addition, Reliant Energy has $175 million of 5.20% pollution control bonds that are expected to be remarketed in 2002 as multi-year fixed-rate debt.

     Debt service requirements will be affected by the overall level of interest rates in 2002 and credit spreads applicable to the various issuers of debt in 2002. Up to $2.7 billion of long-term debt is expected to be issued or remarketed in 2002 and we expect to have large amounts of short-term floating-rate debt in 2002. At December 31, 2001, we had entered into five year forward starting interest rate swaps having an aggregate notional amount of $500 million to hedge the interest rate on an anticipated 2002 offering of five year notes. The weighted average rate on the swaps was 5.6%. At December 31, 2001, we also had entered into interest rate swaps to fix the rate on $1.8 billion of our floating rate debt. The weighted average rate on these swaps was 4.1% and the swaps expire in 2002 and 2003. While we have, in some instances, hedged our exposure to changes in interest rates by entering into interest rate swaps, the swaps leave us exposed to changes in our credit spread relative to the market indices reflected in the swaps.

     Money Fund. We have a "money fund" through which Reliant Energy and participating subsidiaries can borrow or invest on a short-term basis. Funding needs are aggregated and external borrowing or investing is based on the net cash position. The money fund's net funding requirements are generally met with commercial paper and/or bank loans. At December 31, 2001, Reliant Resources had $390 million invested in the money fund. Reliant Resources is expected to withdraw its investment from the money fund on or before the Distribution. Funds for repayment of the notes payable to Reliant Resources will be obtained from bank loans or the issuance of commercial paper.

     Environmental Issues. We anticipate investing up to $397 million in capital and other special project expenditures between 2002 and 2006 for environmental compliance. Of this amount, we anticipate expenditures to be approximately $234 million and $132 million in 2002 and 2003, respectively. These environmental compliance expenditures are included in the capital requirements table presented above. For additional information related to environmental issues, please read Note 14(f) to our consolidated financial statements.

     Initial Public Offering of Texas Genco. In 2002, approximately 20% of Texas Genco is expected to be sold in an initial public offering or distributed to holders of CenterPoint Energy common stock. The decision whether to distribute the Texas Genco shares or to sell the shares in an initial public offering will depend on numerous factors, including market conditions. Proceeds, if any, are expected to be used to retire short-term debt.

     Fuel Filing. As of December 31, 2000 and 2001, Reliant Energy HL&P was under-collected on fuel recovery by $558 million and $200 million, respectively. In two separate filings with the Texas Utility Commission in 2000, Reliant Energy HL&P received approval to implement fuel surcharges to collect the under-recovery of fuel expenses, as well as to adjust the fuel factor to compensate for significant increases in the price of natural gas. Under the Texas Electric Restructuring Law, a final settlement of these stranded costs will occur in 2004.

     Reliant Energy HL&P Rate Matters. The October 3, 2001 Order established the transmission and distribution rates that became effective in January 2002. The Texas Utility Commission determined that Reliant Energy HL&P had overmitigated its stranded costs by redirecting transmission and distribution depreciation and by accelerating depreciation of generation assets as provided under the Transition Plan and Texas Electric Restructuring Law. In this final order, Reliant Energy HL&P is required to reverse the amount of redirected depreciation and accelerated depreciation taken for regulatory purposes as allowed under the Transition Plan and the Texas Electric Restructuring Law. Per the October 3, 2001 Order, our Electric Operations business segment recorded a regulatory liability to reflect the prospective refund of the accelerated depreciation. Our Electric Operations business segment began refunding excess mitigation credits with the January 2002 unbundled bills, to be refunded over a seven year period. The annual cash flow impact of the reversal of both redirected and accelerated depreciation is a decrease of approximately $225 million. Under the Texas Electric Restructuring Law, a final settlement of these stranded costs will occur in 2004. For further discussion, please read Note 4(a) to our consolidated financial statements.

     In addition to the above factors, our liquidity and capital requirements could be affected by:

     - a downgrade in credit ratings;

     - the need to provide cash collateral in connection with trading activities;

     - various regulatory actions; and

     - funding of our pension plan.

     Impact on Liquidity of a Downgrade in Credit Ratings. At December 31, 2001, Moody's Investors Service, Inc. (Moody's), Standard & Poor's, a division of The McGraw Hill Companies (S&P) and Fitch, Inc. (Fitch) had assigned the following credit ratings to senior debt of Reliant Energy and certain subsidiaries:

                                   MOODY'S              S&P
                              -----------------  -----------------
COMPANY/INSTRUMENT            RATING   OUTLOOK   RATING   OUTLOOK   RATING  FITCH WATCH   OUTLOOK
------------------            ------  ---------  ------  ---------  ------  -----------  ---------
Reliant Energy
  Senior Secured Debt.......  A3      Stable(1)  BBB+    Stable(2)  A-      Negative(3)  N/A
  Senior Unsecured Debt.....  Baa1    Stable(1)  BBB     Stable(2)  BBB+    Negative(3)  N/A
Reliant Energy FinanceCo II
  LP
  Senior Debt...............  Baa1    Stable(1)  BBB     Stable(2)  BBB     N/A          Stable(4)
RERC Corp.
  Senior Debt...............  Baa2    Stable(1)  BBB+    Stable(2)  BBB+    Negative(3)  N/A

---------------

(1) A "stable" outlook from Moody's indicates that Moody's does not expect to put the rating on review for an upgrade or downgrade within 18 months from when the outlook was assigned or last affirmed.

(2) A "stable" outlook from S&P indicates that the rating is not likely to change over the intermediate to longer term.

(3) A "negative" watch from Fitch signals that the rating may be downgraded or affirmed in the near term. Fitch has indicated that the Reliant Energy senior secured debt ratings will change from A- to BBB+ upon the distribution of Reliant Resources shares and that the RERC Corp. senior debt ratings will change from BBB+ to BBB upon the distribution of Reliant Resources shares.

(4) A "stable" outlook from Fitch signals that the medium term view of the credit trend of an issuer is stable rather than positive or negative.

     We cannot assure you that these ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities and may be revised or withdrawn at any time by the rating agency. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

     A decline in credit ratings would increase commitment fees and borrowing costs under our existing bank credit facilities. A decline in credit ratings would also adversely affect our ability to issue commercial paper and the interest rates applicable to commercial paper. Increased direct borrowings under our bank credit facilities could also result in the payment of usage fees under the terms of these arrangements. A decline in credit ratings would also increase the interest rate on long-term debt to be issued in the capital markets.

     Our revolving credit agreements are broadly syndicated committed facilities which contain "material adverse change" clauses that could impact our ability to borrow under these facilities. The "material adverse change" clauses generally relate to our ability to perform our obligations under the agreements.

     The $150 million receivables facility of RERC Corp. requires the maintenance of credit ratings of at least BB from S&P and Ba2 from Moody's. Advances under the facility would need to be repaid in the event a credit rating fell below the threshold.

     As previously discussed, bank facilities of FinanceCo are expected to be converted into bank facilities of CenterPoint Energy on the date of Restructuring. There is a ratings-related condition precedent to the conversion from the existing FinanceCo bank credit facilities (totaling $4.3 billion) to facilities under which CenterPoint Energy will become the obligor. The condition precedent requires that CenterPoint Energy be rated at least BBB by S&P and Baa2 by Moody's at the time of Restructuring. We believe that we could obtain a waiver of this condition, if necessary. However, if we were unable to obtain such a waiver, the facilities would remain obligations of FinanceCo until the earlier of 90 days after the date of Restructuring or the expiration of the facilities in July 2002, subject to compliance with applicable covenants.

     Similar ratings-related provisions govern the transfer to CenterPoint Energy of rights and obligations under certain interest rate swap agreements entered into by Reliant Energy and Houston Industries FinanceCo LP to effect interest rate hedging. Interest rate swaps having an aggregate notional amount of $1.5 billion as of December 31, 2001 contained such provisions. These agreements are generally assumable by CenterPoint Energy without the consent of the counterparties, provided that CenterPoint Energy's rating is at least BBB-from S&P or Baa3 from Moody's. We believe that we could obtain the consent of the counterparties if necessary, but if we were unable to do so, the swaps would remain obligations of the current counterparties until their expiration. All of the swaps terminate no later than 2004.

     As discussed in Note 8 to our consolidated financial statements, each ZENS note is exchangeable at the holder's option at any time for an amount of cash equal to 95% of the market value of the reference shares of AOL TW common stock attributable to each ZENS note. If our credit worthiness were to drop such that ZENS note holders felt our liquidity was adversely affected or the market for the ZENS notes was to become illiquid, some ZENS holders might decide to exchange their ZENS for cash. Funds for the payment of cash upon exchange could be obtained from the sale of the AOL TW common stock that we own or from other sources. We own shares of AOL TW common stock equal to 100% of the "reference shares" used to calculate our obligation to the holders of the ZENS notes.

     Certain of the contracts that we have entered into on behalf of Texas Genco for the sale of capacity from our Texas generation business contain requirements obligating us to put up additional security in the event that our rating or the rating of CenterPoint Energy falls below BBB- from S&P or Baa3 from Moody's. These requirements stem from reciprocal provisions under power purchase and sale agreements with purchasers of capacity to be delivered in various monthly, 12-month or 24-month periods or "strips" until December 2003. If a downgrade below either of these levels were to occur, the purchasers would be entitled to call upon us to provide collateral to secure our obligations in a "commercially reasonable" amount within three business days of notice. Failure to provide this collateral entitles the other party to terminate the agreement and unwind all pending transactions under the agreement. Our Texas generation business is always the seller under these agreements, and its performance obligation in all cases is one of delivery, rather than payment. Accordingly, it is difficult to quantify the amount of collateral we would be required to provide as assurance for these delivery obligations. We believe that any such quantification should be predicated on our Texas generation business' ultimate exposure under these agreements. Our Texas generation business has no exposure until (1) it cannot deliver power as called for in the agreements and (2) the market cost of replacement power has increased above the contract price. In the unlikely event that our Texas generation business could not deliver any of this power as agreed, we estimate that our Texas generation business' total exposure under these contracts at December 31, 2001 was approximately $73 million.

     As part of its normal business operations, our Texas generation business has also entered power purchase and sale agreements with counterparties that contain similar provisions that require a party to provide additional collateral on three business days notice when that party's rating falls below BBB- from S&P or Baa3 from Moody's. Our Texas generation business both buys and sells under these agreements, and we use them whenever possible either to locate less expensive power than our Texas generation business' marginal cost of generation or to sell power to another party who is willing to pay more than our marginal cost of generation. Our Texas generation business' purchases for 2001 under agreements with ratings triggers were approximately $23 million and its sales under those agreements were approximately $8 million. This compares to total purchases of approximately $125 million and total sales of approximately $32 million under all buy/sell agreements in 2001. We believe that this risk is mitigated because most of the purchases and sales under these arrangements take place over relatively short time periods; typically, these transactions are for one-day deliveries and rarely exceed periods of one month.

     Entex Gas Resources Corp., a wholly owned subsidiary of RERC Corp., provides comprehensive natural gas sales and services to industrial and commercial customers who are primarily located within or near the territories served by our pipelines and distribution subsidiaries. In order to hedge its exposure to natural gas prices, Entex Gas Resources Corp. will have agreements with provisions standard to the industry that establish credit thresholds and then require a party to provide additional collateral on two business days' notice when that party's rating or the rating of a credit support provider for that party (RERC Corp. in this case), falls below those levels. The senior unsecured debt of RERC Corp. is currently rated BBB+ by S&P and Baa2 by Moody's. Based on these ratings, we estimate that unsecured credit limits extended to Entex Gas Resources Corp. by counterparties could aggregate $250 million; however, utilized credit capacity would typically be lower.

     Regulatory Matters. Our liquidity can be impacted by regulatory actions affecting our Electric Operations and our Natural Gas Distribution business segments. For further discussion, please read Note 4 to our consolidated financial statements.

     Treasury Stock Purchases. As of December 31, 2001, we were authorized under our common stock repurchase program to purchase an additional $271 million of our common stock. Our purchases under our repurchase program depend on market conditions, might not be announced in advance and may be made in open market or privately negotiated transactions. CenterPoint Energy has no current plans to engage in a significant stock buy-back program, but may seek to repurchase shares in the open market for use in various benefit and employee compensation plans, or to maintain a targeted balance of outstanding shares to the extent that original issue stock is used for such purposes.

     Pension and Postretirement Benefits Funding. We make contributions to achieve adequate funding of Company sponsored pension and postretirement benefits in accordance with applicable regulations and rate orders. Based on current estimates, we expect to have funding requirements, excluding Reliant Resources, of approximately $330 million for the period 2002-2006. These anticipated funding requirements are not reflected in the table of contractual obligations presented above.

RELIANT RESOURCES -- UNREGULATED BUSINESSES

     Liquidity and capital requirements for these businesses are affected primarily by the results of operations, capital expenditures, debt service requirements and working capital needs. Reliant Resources expects to grow these businesses through the construction of new generation facilities and the acquisition of generation facilities, the expansion of their energy trading and marketing activities and the expansion of their energy retail business. Reliant Resources expects any resulting capital requirements to be met with cash flows from operations, and proceeds from debt and equity offerings, project financings, securitization of assets, other borrowings and off-balance sheet financings. Additional capital expenditures, some of which may be substantial, depend to a large extent upon the nature and extent of future project commitments which are discretionary. In the discussion below, Reliant Resources has provided several tables outlining their expected future capital requirements by category of expenditure followed by more detailed descriptions of the most significant of their currently known future capital requirements and descriptions of known uncertainties that could impact these items.

     The following table sets forth Reliant Resources' consolidated capital requirements for 2001, and estimates of their consolidated capital requirements for 2002 through 2006 (in millions).

                                           2001    2002    2003   2004   2005   2006
                                           ----   ------   ----   ----   ----   ----
Wholesale Energy(1)(2)(3)................  $658   $3,579   $322   $147   $215   $146
European Energy..........................    21       22     --     --     --     --
Retail Energy............................   117       40     19     18     14     16
Other Operations.........................    44       75     46     31     32     33
Major maintenance cash outlays...........    88       94     87    106     86     85
                                           ----   ------   ----   ----   ----   ----
  Total..................................  $928   $3,810   $474   $302   $347   $280
                                           ====   ======   ====   ====   ====   ====

---------------

(1) Capital requirements for 2002 includes $2.9 billion for the acquisition of Orion Power.

(2) In connection with Reliant Resources' separation from Reliant Energy, Reliant Energy has granted Reliant Resources an option, subject to completion of the Distribution, to purchase the majority interest in Texas Genco held by CenterPoint Energy in January 2004. This option may be exercised between January 10, 2004 and January 24, 2004. The purchase of Texas Genco has been excluded from the above table. For additional information regarding this option to purchase Texas Genco, please read Note 4(b) to our consolidated financial statements.

(3) Reliant Resources currently estimates the capital expenditures by off-balance sheet special purpose entities to be $704 million, $343 million, $163 million and $48 million in 2002, 2003, 2004 and 2005, respectively. Capital expenditures for these projects have been excluded from the table above. Please read "Future Sources and Uses -- Reliant
    Resources -- unregulated businesses," "-- Off-Balance Sheet
    Transactions -- Construction Agency Agreements" and "-- Equipment Financing Structure" below for additional information.

     Acquisition of Orion Power. On February 19, 2002, Reliant Resources acquired all of the outstanding shares of common stock of Orion Power for $26.80 per share in cash for an aggregate purchase price of $2.9 billion. As of February 19, 2002, Orion Power's debt obligations were $2.4 billion ($2.1 billion net of cash acquired, some of which is restricted pursuant to debt covenants). Reliant Resources funded the purchase of Orion Power with a $2.9 billion credit facility (Orion Bridge Facility) and $41 million of cash on hand. Please read "-- Consolidated Sources of Cash -- Orion Bridge Facility" for further information.

     Generating Projects. As of December 31, 2001, Reliant Resources had three generating facilities under construction. Total estimated costs of constructing these facilities are $1.1 billion, including $304 million in commitments for the purchase of combustion turbines. As of December 31, 2001, Reliant Resources had incurred $690 million of the total projected costs of these projects, which were funded primarily from equity and debt facilities. In addition, Reliant Resources has options to purchase additional combustion turbines for a total estimated cost of $42 million, but is actively attempting to market these turbines, having determined that they are in excess of their current needs. In addition to these facilities, Reliant Resources is constructing facilities as construction agents under the construction agency agreements under synthetic leasing arrangements, which permit them to lease or buy each of these facilities at the conclusion of their construction. For more information regarding the construction agency agreements, please read "-- Off Balance Sheet Transactions -- Construction Agency Agreements."

     Environmental Expenditures. Reliant Resources anticipates investing up to $135 million in capital and other special project expenditures between 2002 and 2006 for environmental compliance, totaling approximately $53 million, $20 million, $9 million, $29 million and $24 million in 2002, 2003, 2004, 2005 and 2006, respectively, which is included in the above table. Additionally, environmental capital expenditures for the recently acquired Orion Power assets were estimated by Orion Power to be approximately $241 million over the same time period. Reliant Resources is currently reviewing Orion Power's estimates.

     The following table sets forth estimates of Reliant Resources' consolidated contractual obligations as of December 31, 2001 to make future payments for 2002 through 2006 and thereafter (in millions):

                                                                                      2007 AND
CONTRACTUAL OBLIGATIONS              TOTAL     2002     2003    2004   2005   2006   THEREAFTER
-----------------------              ------   ------   ------   ----   ----   ----   ----------
Long-term debt.....................  $  892   $   24   $  539   $ 42   $ 12   $ 12     $  263
Short-term borrowing, including
  credit facilities................     297      297       --     --     --     --         --
Mid-Atlantic generating assets
  operating lease payments.........   1,560      136       77     84     75     64      1,124
Other operating lease payments.....     859       52       72     87     89     90        469
Trading and marketing
  liabilities......................   1,840    1,478      216     85     33     13         15
Non-trading derivative
  liabilities......................   1,038      399      191    113     61     35        239
Other commodity commitments........   3,134      465      242    207    207    207      1,806
Other long-term obligations........     300       10       10     10     10     10        250
                                     ------   ------   ------   ----   ----   ----     ------
  Total contractual cash
     obligations...................  $9,920   $2,861   $1,347   $628   $487   $431     $4,166
                                     ======   ======   ======   ====   ====   ====     ======

     Long-term debt obligations as of December 31, 2001, include $829 million of borrowings under credit facilities that have been classified as long-term debt, based upon the availability of committed credit facilities and management's intention to maintain these borrowings in excess of one year.

     As of December 31, 2001, Reliant Resources has issued $396 million of letters of credit, of which $345 million were issued under two credit facilities expiring in 2003 and $51 million were issued under a credit facility expiring in 2004.

     Mid-Atlantic Assets Lease Obligation. In August 2000, Reliant Resources' subsidiaries entered into separate sale-leaseback transactions with each of the three owner-lessors for their respective 16.45%, 16.67% and 100% interests in the Conemaugh, Keystone and Shawville generating stations, respectively, which Reliant Resources acquired as part of the REMA acquisition. These lessees lease an interest in each facility from each owner-lessor under a facility lease agreement. The equity interests in all the subsidiaries of REMA are pledged as collateral for REMA's lease obligations. In addition, the subsidiaries have guaranteed the lease obligations. The lease documents contain restrictive covenants that restrict REMA's ability to, among other things, make dividend distributions unless REMA satisfies various conditions. The covenant restricting dividends would be suspended if the direct or indirect parent of REMA, meeting specified criteria, including having a credit rating on its long-term unsecured senior debt of at least BBB from Standard & Poor's and Baa2 from Moody's, guarantees the lease obligations. For additional discussion of these lease transactions, please read Notes 3(a) and 14(b) to our consolidated financial statements. Reliant Resources expects to make lease payments through 2029 under these leases, with total cash payments of $1.6 billion. The lease terms expire in 2034. During 2000 and 2001, cash lease payments totalled $1 million and $259 million, respectively.

     Other Operating Lease Commitments. For a discussion of other operating leases, please read Note 14(b) to our consolidated financial statements.

     Other Commodity Commitments. For a discussion of other commodity commitments, please read Note 14(a) to our consolidated financial statements.

     Naming Rights to Houston Sports Complex. In October 2000, Reliant Resources acquired the naming rights for the new football stadium for the Houston Texans, the National Football League's thirty-second franchise. The agreement extends for 31 years. The aggregate undiscounted cost of the naming rights under this agreement is expected to be $300 million. Starting in 2002, when the new stadium is operational, Reliant Resources will pay $10 million each year through 2032 for annual advertising under this agreement. For additional information on the naming rights agreement, please read Note 14(d) to our consolidated financial statements.

     Payment to Reliant Energy. To the extent that Reliant Resources' price for providing retail electric service to residential and small commercial customers in Reliant Energy HL&P's historical service territory during 2002 and 2003, which price is mandated by the Texas Electric Restructuring Law, exceeds the market price of electricity, Reliant Resources will be required to make a payment to Reliant Energy in early 2004. Due to the nature of this possible payment, Reliant Resources currently cannot reasonably estimate this payment, and accordingly, it is excluded from the above tables.

     Treasury Stock Purchases. On December 6, 2001, the Reliant Resources' board of directors authorized the purchase of up to 10 million additional shares of common stock through June 2003. Purchases will be made on a discretionary basis in the open market or otherwise at times and in amounts as determined by management subject to market conditions, legal requirements and other factors. Since the date of such authorization through March 28, 2002, Reliant Resources has not purchased any of these shares of their common stock under this program.

     In addition to the capital requirements discussed above, the following items, among others, could impact future capital requirements for Reliant Resources.

     Downgrade in Credit Rating. In accordance with industry practice, Reliant Resources has entered into commercial contracts or issued guarantees related to their trading, marketing and risk management operations that require them to maintain an investment grade credit rating. If one or more of their credit ratings decline below investment grade, Reliant Resources may be obligated to provide additional or other credit support to the guaranteed parties in the form of a pledge of cash collateral, a letter of credit or other similar credit support.

     Counterparty Credit Risk. Reliant Resources is exposed to the risk that counterparties who owe them money or physical commodities, such as energy or gas, as a result of market transactions fail to perform their obligations. Should the counterparties to these arrangements fail to perform, Reliant Resources might incur losses if they are forced to acquire alternative hedging arrangements or replace the underlying commitment at then-current market prices. In addition, Reliant Resources might incur additional losses to the extent of amounts, if any, already paid to the defaulting counterparties.

CONSOLIDATED SOURCES OF CASH

     Reliant Resources believes that their current level of cash and borrowing capability, along with their future anticipated cash flows from operations and assuming successful refinancings of credit facilities as they mature, will be sufficient to meet the existing operational needs of their business for the next 12 months. If cash generated from operations is insufficient to satisfy their liquidity requirements, Reliant Resources may seek to sell either equity or debt securities or obtain additional credit facilities or long-term financings from financial institutions. In the discussion below, Reliant Resources has provided a description of the significant factors that could impact their cash flows from operations, their currently available liquidity sources, currently contemplated future liquidity sources and known uncertainties that could impact these sources.

     The following items will affect Reliant Resources' future cash flows from operations:

     Reliant Resources Restricted Cash. Covenants under the Mid-Atlantic assets lease, discussed above, restrict REMA's ability to make dividend distributions. The restricted cash is available for REMA's working capital needs and for it to make future lease payments. As of December 31, 2001, REMA had $167 million of restricted cash. Reliant Resources currently anticipates that REMA will be able to satisfy the conditions necessary to distribute these restricted funds in 2002. In addition, the terms of two of their subsidiaries' indebtedness restrict the subsidiaries' ability to pay dividends or make restricted payments to Reliant Resources in some circumstances. Specifically, their subsidiary which holds an electric power generation facility in Channelview, Texas (Channelview) and their subsidiary which holds an equity investment in the entity owning and operating an electric power generation facility in Nevada (El Dorado) are each party to credit agreements used to finance construction of these generating plants. Both the Channelview credit agreement and the El Dorado credit agreement allow the respective subsidiary to pay dividends or make restricted payments only if specified conditions are satisfied, including maintaining specified debt service coverage ratios and debt service reserve account balances. In both cases, the amount of the dividends or restricted payments that may be paid if the conditions are met is limited to a specified level and may be paid only from a particular account.

     Orion Power Restricted Cash. Substantially all of Orion Power's operations are conducted by its subsidiaries. The terms of some of its subsidiaries' indebtedness restrict the subsidiaries' ability to pay dividends to Orion Power or Reliant Resources. Restricted funds are available for such subsidiaries to make debt service payments and to meet their working capital needs. In addition, covenants under some indebtedness of Orion Power restrict its ability to pay dividends to Reliant Resources unless Orion Power meets certain conditions, including the ability to incur additional indebtedness without violating the required fixed charge coverage ratio of 2.0 to 1.0. A credit facility of Orion Power also restricts its ability to pay dividends to Reliant Resources unless the restrictions contained in certain of its subsidiaries' credit agreements have terminated and no restrictions remain under its credit agreements.

     California Trade Receivables. As of December 31, 2001, Reliant Resources was owed $302 million by Cal ISO, the California Power Exchange (Cal PX) and the California Department of Water Resources (CDWR) and California Energy Resource Scheduling for energy sales in the California wholesale market, during the fourth quarter of 2000 through December 31, 2001 and has recorded an allowance against such receivables of $68 million. From January 1, 2002 through March 26, 2002, Reliant Resources has collected $45 million of these receivable balances. For additional information regarding uncertainties in the California wholesale market, please read Notes 14(f) and 14(g) to our consolidated financial statements.

     Other Items. For other items that may affect our future cash flows from operations, please read "-- Certain Factors Affecting Our Future Earnings" related to the Reliant Resources business segments.

     The following discussion summarizes Reliant Resources' currently available liquidity sources and material factors that could impact that availability.

     Credit Facilities. The following table provides a summary of the amounts owed and amounts available under Reliant Resources' various credit facilities (in millions).

                                            TOTAL                                   EXPIRING BY
                                          COMMITTED   DRAWN     LETTERS    UNUSED   DECEMBER 31,
                                           CREDIT     AMOUNT   OF CREDIT   AMOUNT     2002(1)
                                          ---------   ------   ---------   ------   ------------
Reliant Resources, as of December 31,
  2001..................................   $5,563     $1,078     $396      $4,089      $1,114
Orion Power, as of February 19, 2002....    2,028      1,827       95         106       1,736
                                                                                       ------
  Total.................................                                               $2,850
                                                                                       ======

---------------

(1) Excludes $383 million of facilities expiring in November 2002 as borrowings under such facilities are convertible into a long-term loan.

     As of February 19, 2002, Reliant Resources has $2.9 billion of credit facilities which will expire in 2002. To the extent that they continue to need access to this amount of committed credit, Reliant Resources expects to extend or replace these facilities. The current credit environment currently impacting their industry may require their future facilities to include terms that are more restrictive or burdensome or at higher borrowing rates than those of their current facilities.

     Reliant Resources Credit Facilities Covenants. As of December 31, 2001, Reliant Resources, including certain of their subsidiaries, had committed credit facilities of $5.6 billion. Of these facilities, $5.0 billion contain various business and financial covenants requiring them to, among other things, maintain a ratio of net balance sheet debt to the sum of net balance sheet debt, subordinated affiliate balance sheet debt and stockholders' equity not to exceed
0.60 to 1.00. These covenants are not anticipated to materially restrict Reliant Resources from borrowing funds or obtaining letters of credit under these facilities. The remaining credit facilities of $0.6 billion, which were held by certain of their domestic power generation subsidiaries, contain various business and financial covenants that are typical for limited or non-recourse project financings. Such covenants include restrictions on dividends and capital expenditures, as well as requirements regarding insurance, approval of operating budgets and commercial contracts. These covenants are not anticipated to materially restrict Reliant Resources from borrowing funds or obtaining letters of credit under their credit facilities. None of the above committed bank credit facilities have any defaults or prepayments triggered by changes in credit ratings, or are in any way linked to the price of Reliant Resources' common stock or any other traded instrument.

     For additional information regarding the terms and related interest rates of these credit facilities, please read Note 10 of our consolidated financial statements.

     Orion Power Credit Facilities. The credit facilities of Orion Power and its subsidiaries contain various business and financial covenants that are typical for limited or non-recourse project financings. Such covenants include restrictions on dividends and capital expenditures, as well as requirements regarding insurance, approval of operating budgets and commercial contracts. These include covenants that require two of Orion Power's significant subsidiaries which have credit facilities with outstanding borrowings of $1.6 billion as of December 31, 2001, to, among other things, maintain a debt service coverage ratio of at least 1.5 to 1.0, and for Orion Power, which has a $75 million credit facility, to, among other things, maintain a debt service coverage ratio of at least 1.4 to 1.0. One of the subsidiaries may not be able to meet this debt service coverage ratio for the quarter ended June 30, 2002, and Orion Power did not meet the debt service coverage ratio for the quarter ended March 31, 2002. In the event that Orion Power is unable to meet this financial covenant for a second consecutive fiscal quarter, it would constitute a default under its credit facility. Reliant Resources currently intends to arrange for the repayment, refinancing or amendment of these facilities prior to June 30, 2002. If these facilities are not repaid, refinanced or amended prior to that date, and if a waiver is required under either or both of these credit facilities, Reliant Resources believes that they will be able to obtain such a waiver on or prior to June 30, 2002. Reliant Resources currently has no assurance that they will be able to obtain such a waiver or amendment from the respective lender groups if required under either or both of these credit facilities.

     Orion Bridge Facility. In November 2001, Reliant Resources entered into a $2.2 billion term loan facility to be utilized for the acquisition of Orion Power. In January 2002, the facility was increased to $2.9 billion. On February 19, 2002, in connection with the Orion Power acquisition Reliant Resources borrowed $2.9 billion under the Orion Bridge Facility, which is required to be repaid on or before February 19, 2003.

     Potential Future Liquidity Sources. Reliant Resources is currently considering pursuing the following sources of cash to meet their future capital requirements.

     Commercial Paper Program. Reliant Resources plans to commence a commercial paper program in 2002, which will be supported by their existing credit facilities. Although they have not yet determined the size of such program, Reliant Resources does not expect that it would exceed $300 million initially, due to market conditions and their current credit ratings. To the extent that they are not successful in placing commercial paper consistently, Reliant Resources will borrow directly under their existing credit facilities.

     Debt Securities in the Capital Markets. As part of refinancing the Orion Bridge Facility, Reliant Resources currently expects that they will issue various fixed and floating rate debt securities in 2002 having maturities up to ten years or greater depending upon market conditions. Reliant Resources expects to offer debt securities in the amount of $2.5 to $3.0 billion, depending on market conditions. Their ability to complete such debt offerings in the capital markets will depend on their future performance and prevailing market conditions. This Form 10-K does not constitute an offer to sell or the solicitation of an offer to buy debt securities of Reliant Resources or their subsidiaries.

     Settlement of Indemnification of REPGB Stranded Costs. In December 2001, REPGB and its former shareholders entered into a settlement agreement resolving the former shareholders' stranded cost indemnity obligations under the purchase agreement of REPGB. Under the settlement agreement, the former shareholders paid to REPGB NLG 500 million ($202 million based on an exchange rate of 2.48 NLG per U.S. dollar as of December 31, 2001) in January and February 2002. In addition, under the settlement agreement, the former shareholders waived all rights under the original indemnification agreement to claim distributions from NEA, a 22.5% owned equity investment. Reliant Resources estimates that there will be future distributions from 2002 through 2005 from NEA to REPGB totaling approximately $299 million. For additional information regarding the settlement agreement, Reliant Resources' investment in NEA and indemnification of district heat contract obligations, please read Note 14(h) to our consolidated financial statements.

     Factors Affecting Our Sources of Cash and Liquidity. As a result of several recent events, including the United States economic recession, the price decline of the common stock of participants in Reliant Resources' industry sector and the downgrading of the credit ratings of several of Reliant Resources' significant competitors, the availability and cost of capital for their business and the businesses of their competitors have been adversely affected. Any future acquisition or development projects will likely require Reliant Resources to access substantial amounts of capital from outside sources on acceptable terms. Reliant Resources may also need external financing to fund capital expenditures, including capital expenditures necessary to comply with air emission regulations or other regulatory requirements. If Reliant Resources is are unable to obtain outside financing to meet their future capital requirements on terms that are acceptable to them, their financial condition and future results of operations could be materially adversely affected. In order to meet their future capital requirements, Reliant Resources may increase the proportion of debt in their overall capital structure. Increases in their debt levels may adversely affect their credit ratings thereby increasing the cost of their debt. In addition, the capital constraints currently impacting their industry may require Reliant Resources' future indebtedness to include terms and/or pricing that are more restrictive or burdensome than those of their current indebtedness. This may negatively impact their ability to operate their business, or severely restrict or prohibit distributions from their subsidiaries.

     Reliant Resources' ability to arrange financing, including refinancing, and their cost of capital are dependent on the following factors:

     - general economic and capital market conditions;

     - maintenance of acceptable credit ratings;

     - credit availability from banks and other financial institutions;

     - investor confidence in Reliant Resources, their competitors and peer companies and their wholesale power markets;

     - market expectations regarding their future earnings and probable cash flows;

     - market perceptions of Reliant Resources' ability to access capital markets on reasonable terms;

     - the success of current power generation projects;

     - the perceived quality of new power generation projects; and

     - provisions of relevant tax and securities laws.

     Credit Ratings. Credit ratings for Reliant Resources' senior unsecured debt are as follows:

DATE ASSIGNED                                       RATING AGENCY     RATING   OUTLOOK
-------------                                       -------------     ------   --------
March 22, 2002..................................       Moody's        Baa3      Stable
February 14, 2002...............................      Fitch(1)         BBB     Negative
March 21, 2002..................................  Standard & Poor's    BBB      Stable

---------------

(1) Fitch assigned a negative rating outlook to reflect its analysis of Reliant Resources' plan for financing and integrating the acquisition of Orion Power.

     Reliant Resources cannot assure you that these ratings will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. Reliant Resources notes that these credit ratings are not recommendations to buy, sell or hold Reliant Resources' securities and may be revised or withdrawn at any time by a rating agency. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of their credit ratings could have a material adverse impact on Reliant Resources' ability to access capital on acceptable terms. Reliant Resources has commercial contracts and/or guarantees related to their trading, marketing and risk management and hedging operations that require them to maintain an investment grade credit rating. If their credit rating declines below investment grade, Reliant Resources estimates that they could be obligated to provide significant credit support to the counterparties in the form of a pledge of cash collateral, a letter of credit or other similar credit support.

     Furthermore, if their credit ratings decline below an investment grade credit rating, Reliant Resources' trading partners may refuse to trade with them or trade only on terms less favorable to them. As of December 31, 2001, Reliant Resources had $214 million of margin deposits on energy trading and hedging activities posted as collateral with counterparties. As of December 31, 2001, Reliant Resources had $1.5 billion available under their credit facilities to satisfy future commodity obligations.

OFF-BALANCE SHEET TRANSACTIONS

     Construction Agency Agreements. In 2001, Reliant Resources, through several of their subsidiaries, entered into operative documents with special purpose entities to facilitate the development, construction, financing and leasing of several power generation projects. The special purpose entities are not consolidated by Reliant Resources. The special purpose entities have an aggregate financing commitment from equity and debt participants (Investors) of $2.5 billion of which the last $1.1 billion is currently available only if the cash is collateralized. The availability of the commitment is subject to satisfaction of various conditions, including the obligation to provide cash collateral for the loans and letters of credit outstanding on November 27, 2004. Reliant Resources, through several of their subsidiaries, acts as construction agent for the special purpose entities and is responsible for completing construction of these projects by December 31, 2004, but Reliant Resources has generally limited their risk during construction to an amount not in excess of 89.9% of costs incurred to date, except in certain events. Upon completion of an individual project and exercise of the lease option, their subsidiaries will be required to make lease payments in an amount sufficient to provide a return to the Investors. If Reliant Resources does not exercise their option to lease any project upon its completion, they must purchase the project or remarket the project on behalf of the special purpose entities. Reliant Resources' ability to exercise the lease option is subject to certain conditions. Reliant Resources must guarantee that the Investors will receive an amount at least equal to 89.9% of their investment in the case of a remarketing sale at the end of construction. At the end of an individual project's initial operating lease term (approximately five years from construction completion), Reliant Resources' subsidiary lessees have the option to extend the lease with the approval of Investors, purchase the project at a fixed amount equal to the original construction cost, or act as a remarketing agent and sell the project to an independent third party. If the lessees elect the remarketing option, they may be required to make a payment of an amount not to exceed 85% of the project cost, if the proceeds from remarketing are not sufficient to repay the Investors. Reliant Resources has guaranteed the performance and payment of their subsidiaries' obligations during the construction periods and, if the lease option is exercised, each lessee's obligations during the lease period. At anytime during the construction period or during the lease, Reliant Resources may purchase a facility by paying an amount approximately equal to the outstanding balance plus costs. As of December 31, 2001, the special purpose entities had property, plant and equipment of $428 million and net other assets of $52 million, which were primarily restricted cash and debt obligations of $465 million. As of December 31, 2001, the special purpose entities had equity from unaffiliated third parties of $15 million. Reliant Resources currently estimates the aggregate cost of the three generating facilities that are currently under construction by the special purpose entities to be approximately $1.8 billion.

     Equipment Financing Structure. Reliant Resources, through their subsidiary, REPG, has entered into an agreement with a bank whereby the bank, as owner, entered or will enter into contracts for the purchase and construction of power generation equipment and REPG, or its subagent, acts as the bank's agent in connection with administering the contracts for such equipment. Under the agreement, the bank has agreed to provide up to a maximum aggregate amount of $650 million. REPG and its subagents must cash collateralize their obligation to administer the contracts. This cash collateral is approximately equivalent to the total payments by the bank for the equipment, interest and other fees. As of December 31, 2001, the bank had assumed contracts for the purchase of eleven turbines, two heat recovery steam generators and one air-cooled condenser with an aggregate cost of $398 million. REPG, or its designee, has the option at any time to purchase or, at equipment completion, subject to certain conditions, including the agreement of the bank to extend financing, to lease equipment, or to assist in the remarketing of the equipment under terms specified in the agreement. All costs, including the purchase commitment on the turbines, are the responsibility of the bank. The cash collateral is deposited by REPG or an affiliate into a collateral account with the bank and earns interest at the London inter-bank offered rate (LIBOR) less 0.15%. Under certain circumstances, the collateral deposit or a portion of it will be returned to REPG or its designee. Otherwise it will be retained by the bank. At December 31, 2001, REPG and its subsidiary had deposited $230 million into the collateral account. The bank's payments for equipment under the contracts totaled $227 million as of December 31, 2001. In January 2002, the bank sold to the parties to the construction agency agreements discussed above, equipment contracts with a total contractual obligation of $258 million under which payments and interest during construction totaled $142 million. Accordingly, $142 million of our collateral deposits were returned to Reliant Resources. As of December 31, 2001, there were equipment contracts with a total contractual obligation of $140 million under which payments during construction totaled $83 million. Currently this equipment is not designated for current planned power generation construction projects. Therefore, Reliant Resources anticipates that it will either purchase the equipment, assist in the remarketing of the equipment or negotiate to cancel the related contracts.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BACKGROUND AND BASIS OF PRESENTATION

     Reliant Energy, Incorporated (Reliant Energy), together with its subsidiaries (collectively, the Company), is a diversified international energy services company that provides energy and energy services primarily in North America and Western Europe. Reliant Energy is both an electric utility company and a utility holding company through its wholly owned subsidiary Reliant Energy Resources Corp. (RERC).

     The Company's financial reporting business segments include the following:
Electric Operations, Natural Gas Distribution, Pipelines and Gathering, Wholesale Energy, European Energy, Retail Energy, Latin America and Other Operations. Electric Operations includes the operations of Reliant Energy HL&P, an electric utility. Natural Gas Distribution consists of intrastate natural gas sales to, and natural gas transportation and distribution for, residential, commercial, industrial and institutional customers and some non-rate regulated retail gas marketing operations to commercial and industrial customers. Pipelines and Gathering includes the interstate natural gas pipeline operations and the natural gas gathering and pipelines services businesses. Wholesale Energy is engaged in the acquisition, development and operation of non-rate regulated power generation facilities as well as the wholesale energy trading, marketing, power origination and risk management services in North America. European Energy is engaged in the operation of power generation facilities in the Netherlands as well as wholesale energy trading and power origination activities in Europe. Retail Energy consists of the Company's unregulated retail electric operations, and has historically been reported in the Other Operations business segment. Other Operations includes unallocated general corporate expenses, a communications business and non-operating investments. Latin America primarily consists of an electric utility and an electric cogeneration plant located in Argentina. Wholesale Energy, European Energy, Retail Energy and certain operations included within Other Operations are currently owned by Reliant Resources.

     Reliant Energy is in the process of separating its regulated and unregulated businesses into two publicly traded companies. In December 2000, Reliant Energy transferred a significant portion of its unregulated businesses to Reliant Resources, Inc. (Reliant Resources) which, at the time, was a wholly owned subsidiary. In May 2001, Reliant Resources conducted an initial public offering (Offering) of approximately 20% of its common stock (59.8 million shares of its common stock) at a price of $30 per share, and received net proceeds from the Offering of $1.7 billion. After the Offering, Reliant Energy owned approximately 80% of Reliant Resources. As of December 31, 2001, Reliant Energy owns approximately 83% of Reliant Resources due to treasury stock repurchases of $189 million during 2001 by Reliant Resources. As a result of the Offering, the Company recorded directly into stockholders' equity as a component of common stock a $509 million unrealized gain on the sale of subsidiaries' stock. Pursuant to a master separation agreement between Reliant Energy and Reliant Resources, Reliant Resources used $147 million of the net proceeds to repay certain indebtedness owed to Reliant Energy. In connection with the Offering, Reliant Energy converted $1.7 billion of intercompany indebtedness owed by Reliant Resources and its subsidiaries prior to the closing of the Offering to equity as a capital contribution to Reliant Resources. In December 2001, Reliant Energy's shareholders approved an agreement and plan of merger by which the following will occur (which we refer to as the Restructuring):

     - CenterPoint Energy will become the holding company for Reliant Energy and its subsidiaries;

     - Reliant Energy and its subsidiaries will become subsidiaries of CenterPoint Energy; and

     - each share of Reliant Energy common stock will be converted into one share of CenterPoint Energy common stock.

     After the Restructuring, Reliant Energy plans, subject to further corporate approvals, market and other conditions, to complete the separation of its regulated and unregulated businesses by distributing the shares of common stock of Reliant Resources that the Company owns to its shareholders (Distribution). The Company's goal is to complete the Restructuring and subsequent Distribution as quickly as possible after all

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES the necessary conditions are fulfilled, including receipt of an order from the Securities and Exchange Commission (SEC) granting the required approvals under the Public Utility Holding Company Act of 1935 (1935 Act) and an extension from the IRS of its private letter ruling that the Company has obtained regarding the tax-free treatment of the Distribution. Although receipt or timing of regulatory approvals cannot be assured, the Company believes it meets the standards for such approvals. Reliant Energy currently expects to complete the Restructuring and Distribution in the summer of 2002.

     Effective December 1, 2000, Reliant Energy's board of directors approved a plan to dispose of the Company's Latin America business segment through sales of its assets. Accordingly, in its 2000 consolidated financial statements, the Company reported the results of its Latin America business segment as discontinued operations in accordance with Accounting Principles Board (APB) Opinion No. 30 "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," (APB Opinion No. 30) for each of the three years in the period ended December 31, 2000. On December 20, 2001, negotiations for the sale of the remaining Latin America investments were terminated as a result of the recent economic developments in Argentina. The Company will continue to evaluate options related to the future disposition of these assets.

     Accordingly, the Latin America business segment is no longer reported as discontinued operations. The related operating results and loss on disposal have been reclassified within the Consolidated Statements of Income for all periods into operating income with respect to consolidated subsidiaries and other income with respect to equity investments in unconsolidated subsidiaries as required for assets held for sale by Emerging Issues Task Force (EITF) Issue No. 90-6 (EITF 90-6). For additional information regarding the disposal of the Latin America business segment, see Note 19.

RESTATEMENT

     On May 9, 2002, Reliant Resources determined that it had engaged in same-day commodity trading transactions involving purchases and sales with the same counterparty for the same volume at substantially the same price, which the personnel who effected these transactions apparently did so with the sole objective of increasing volumes. Reliant Resources commenced a review to quantify the amount and assess the impact of these trades (round trip trades). The Audit Committees of each of the Board of Directors of Reliant Energy and Reliant Resources (Audit Committees) also directed an internal investigation by outside legal counsel, with assistance by outside accountants, of the facts and circumstances relating to the round trip trades and related matters.

     The Company currently reports all trading, marketing and risk management services transactions on a gross basis with such transactions being reported in revenues and expenses except primarily for financial gas transactions such as swaps. Therefore, the round trip trades were reflected in both the Company's revenues and expenses. The round trip trades should not have been recognized in revenues or expenses (i.e. they should have been reflected on a net basis). However, since the round trip trades were done at the same volume and substantially the same price, they had no impact on the Company's reported cash flows, operating income or net income.

     Based on Reliant Resources' review, Reliant Resources determined that it engaged in such round trip trades in 1999, 2000 and 2001. The results of the Audit Committees' investigation were consistent with the results of Reliant Resources' review. The round trip trades were for 30 million megawatt hours
(MWh) of power and 182 billion cubic feet (Bcf) in 1999, 30 million MWh of power in 2000, and 74 million MWh of power and 46 Bcf of natural gas in 2001. On May 13, 2002, Reliant Resources previously announced its preliminary findings of round trip trades which had identified 30 million MWh of power in 1999, 30 million MWh of power in 2000, and 78 million MWh of power and 45 Bcf of natural gas in 2001. In addition to the round trip trades reported on May 13, 2002, Reliant Resources' review also identified an additional transaction in 1999 involving 182 Bcf of natural gas totaling $364 million, which based on available information, Reliant

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

Resources believes was also recorded with the sole objective of increasing volumes but also resulted in increased revenues and fuel and cost of gas sold expense.

     In the course of Reliant Resources' review, Reliant Resources also identified and determined to record on a net basis several transactions for energy related services (not involving round trip trades) that totaled $85 million over the three year period ended December 31, 2001. These transactions were originally recorded on a gross basis.

     During 1999, 2000 and 2001, these transactions, referred to above, collectively, had the effect of increasing revenues, fuel and cost of gas sold expense and purchased power expense as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                             ------------------------
                                                              1999     2000     2001
                                                             ------   ------   ------
                                                                  (IN MILLIONS)
Revenues...................................................  $1,417   $1,070   $3,902
Fuel and cost of gas sold expense..........................     376       27      208
Purchase power expense.....................................   1,041    1,043    3,694

     In addition, during the May 2001 through September 2001 time frame, Reliant Resources entered into four structured transactions involving a series of forward or swap contracts to buy and sell an energy commodity in 2001 and to buy and sell an energy commodity in 2002 or 2003 (four structured transactions). The four structured transactions were intended to increase future cash flow and earnings and to increase certainty associated with future cash flow and earnings, albeit at the expense of 2001 cash flow and earnings. Each series of contracts in a structure were executed contemporaneously with the same counterparty and were for the same commodities, quantities and locations. The contracts in each structure were offsetting in terms of physical attributes. The transactions that settled in 2001 were previously recorded on a gross basis with such transactions being reported in revenues and expenses which resulted in $1.5 billion of revenues, $364 million in fuel and cost of gas sold and $1.2 billion of purchased power expense being recognized during the period from May 2001 through December 31, 2001. Having further reviewed the transactions, Reliant Resources now believes these transactions should have been accounted for on a net basis.

     During the fourth quarter of 2000, two power generation swap contracts with a fair value of $261 million were terminated and replaced with a substantially similar contract providing for physical delivery and designated to hedge electric generation. The termination of the original contracts and execution of the replacement contract represented a substantive modification to the original contract. As a result, upon termination of the original contracts, a contractual liability representing the fair value of the original contracts and a deferred asset of equal amount should have been recorded. As of January 1, 2001, in connection with the adoption of Statement of Financial Accounting Standards
(SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS No. 133), the deferred asset should have been recorded as a transition adjustment to other comprehensive loss. The liability and transition adjustment should have been amortized on a straight-line basis over the term of the power generation contract replacing the terminated power generation contracts (through May 2004). The Company previously did not give accounting recognition to these transactions. As a result, the Company has restated its Consolidated Balance Sheets as of December 31, 2000 and 2001 and the Statements of Consolidated Stockholders' Equity and Comprehensive Income for the year ended December 31, 2001, to appropriately account for these transactions as described above. The restatement had no impact on the Company's reported consolidated cash flows, operating income or net income.

     The consolidated financial statements for 1999, 2000 and 2001 have been restated from amounts previously reported to reflect all of the transactions described herein. In addition, the unaudited quarterly financial data for the interim periods ended March 31, 2001, June 30, 2000 and 2001, and September 30, 2000 and 2001 have been restated from amounts previously reported to reflect all of the transactions described

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES herein. The unaudited restated condensed quarterly financial statement information for the quarters ended March 31, 2001, June 30, 2000 and 2001, September 30, 2000 and 2001, and December 31, 2000 and 2001 have been included in Note 17. The restatement had no impact on previously reported consolidated cash flows, operating income or net income. A summary of the principal effects of the restatement are as follows for 1999, 2000 and 2001: (Note -- Those line items for which no change in amounts is shown were not affected by the restatement.)

                                                                      YEAR ENDED
                                                                   DECEMBER 31, 1999
                                                              ---------------------------
                                                                            AS PREVIOUSLY
                                                              AS RESTATED     REPORTED
                                                              -----------   -------------
                                                                     (IN MILLIONS)
Revenues....................................................    $13,794        $15,211
Expenses:
  Fuel and Cost of Gas Sold.................................      6,331          6,707
  Purchased Power...........................................      3,095          4,136
  Other Expenses............................................      3,109          3,109
                                                                -------        -------
     Total..................................................     12,535         13,952
                                                                -------        -------
Operating Income............................................      1,259          1,259
Other Income, net...........................................      1,305          1,305
Income Tax Expense..........................................       (899)          (899)
                                                                -------        -------
Income Before Extraordinary Loss............................      1,665          1,665
Extraordinary Loss..........................................       (183)          (183)
                                                                -------        -------
Net Income Attributable to Common Stockholders..............    $ 1,482        $ 1,482
                                                                =======        =======

                                                                      YEAR ENDED
                                                                   DECEMBER 31, 2000
                                                              ---------------------------
                                                                            AS PREVIOUSLY
                                                              AS RESTATED     REPORTED
                                                              -----------   -------------
                                                                     (IN MILLIONS)
Revenues....................................................    $28,269        $29,339
Expenses:
  Fuel and Cost of Gas Sold.................................     15,050         15,077
  Purchased Power...........................................      7,580          8,623
  Other Expenses............................................      3,802          3,802
                                                                -------        -------
     Total..................................................     26,432         27,502
                                                                -------        -------
Operating Income............................................      1,837          1,837
Other Expense, net..........................................     (1,079)        (1,079)
Income Tax Expense..........................................       (318)          (318)
                                                                -------        -------
Income Before Extraordinary Gain............................        440            440
Extraordinary Gain..........................................          7              7
                                                                -------        -------
Net Income Attributable to Common Stockholders..............    $   447        $   447
                                                                =======        =======

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

                                                                      YEAR ENDED
                                                                   DECEMBER 31, 2001
                                                              ---------------------------
                                                                            AS PREVIOUSLY
                                                              AS RESTATED     REPORTED
                                                              -----------   -------------
                                                                     (IN MILLIONS)
Revenues....................................................    $40,810        $46,226
Expenses:
  Fuel and Cost of Gas Sold.................................     19,504         20,075
  Purchased Power...........................................     15,127         19,972
  Other Expenses............................................      4,186          4,186
                                                                -------        -------
     Total..................................................     38,817         44,233
                                                                -------        -------
Operating Income............................................      1,993          1,993
Other Expense, net..........................................       (574)          (574)
Income Tax Expense..........................................       (500)          (500)
                                                                -------        -------
Income Before Cumulative Effect of Accounting Change........        919            919
Cumulative Effect of Accounting Change, net of tax..........         61             61
                                                                -------        -------
Net Income Attributable to Common Stockholders..............    $   980        $   980
                                                                =======        =======

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

                                                                   DECEMBER 31, 2000
                                                              ---------------------------
                                                                            AS PREVIOUSLY
                                                              AS RESTATED     REPORTED
                                                              -----------   -------------
                                                                     (IN MILLIONS)
                           ASSETS
CURRENT ASSETS:
  Other current assets......................................    $   279        $   203
  Other.....................................................      9,634          9,634
                                                                -------        -------
          Total current assets..............................      9,913          9,837
                                                                -------        -------
OTHER ASSETS:
  Other noncurrent assets...................................        932            747
  Property, plant and equipment and other assets............     21,115         21,115
                                                                -------        -------
          Total other assets................................     22,047         21,862
                                                                -------        -------
          TOTAL ASSETS......................................    $31,960        $31,699
                                                                =======        =======

            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Other current liabilities.................................    $   706        $   630
  Other.....................................................     14,939         14,939
                                                                -------        -------
          Total current liabilities.........................     15,645         15,569
OTHER LIABILITIES:
  Other liabilities.........................................      1,048            863
  Other.....................................................      4,074          4,074
                                                                -------        -------
          Total other liabilities...........................      5,122          4,937
                                                                -------        -------
LONG-TERM DEBT..............................................      4,996          4,996
                                                                -------        -------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES..............          9              9
                                                                -------        -------
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
  SECURITIES OF SUBSIDIARY TRUSTS...........................        706            706
                                                                -------        -------
STOCKHOLDERS' EQUITY:
  Cumulative Preferred Stock................................         10             10
  Common Stock..............................................      3,257          3,257
  Treasury Stock............................................       (121)          (121)
  Unearned ESOP.............................................       (161)          (161)
  Retained earnings.........................................      2,520          2,520
  Accumulated other comprehensive loss......................        (23)           (23)
                                                                -------        -------
       Stockholders' equity.................................      5,482          5,482
                                                                -------        -------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........    $31,960        $31,699
                                                                =======        =======

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

                                                                   DECEMBER 31, 2001
                                                                            AS PREVIOUSLY
                                                              AS RESTATED     REPORTED
                                                              -----------   -------------
                                                                     (IN MILLIONS)
                           ASSETS
CURRENT ASSETS..............................................    $ 6,249        $ 6,249
PROPERTY, PLANT AND EQUIPMENT AND OTHER ASSETS..............     24,432         24,432
                                                                -------        -------
          TOTAL ASSETS......................................    $30,681        $30,681
                                                                =======        =======
            LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Non-trading derivative liabilities........................    $   472        $   396
  Accumulated deferred income taxes, net....................        359            386
  Other.....................................................      8,875          8,875
                                                                -------        -------
          Total current liabilities.........................      9,706          9,657
                                                                -------        -------
OTHER LIABILITIES:
  Accumulated deferred income taxes, net....................      2,308          2,346
  Non-trading derivative liabilities........................        649            540
  Other.....................................................      3,785          3,785
                                                                -------        -------
          Total other liabilities...........................      6,742          6,671
                                                                -------        -------
LONG-TERM DEBT..............................................      5,742          5,742
                                                                -------        -------
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES..............      1,047          1,047
                                                                -------        -------
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED
SECURITIES OF SUBSIDIARY TRUSTS.............................        706            706
                                                                -------        -------
STOCKHOLDERS' EQUITY:
  Common Stock..............................................      3,897          3,897
  Unearned ESOP.............................................       (132)          (132)
  Retained earnings.........................................      3,177          3,177
  Accumulated other comprehensive loss......................       (204)           (84)
                                                                -------        -------
       Stockholders' equity.................................      6,738          6,858
                                                                -------        -------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY........    $30,681        $30,681
                                                                =======        =======

     The restatement did not impact earnings per share for 1999, 2000 and 2001, the Statements of Consolidated Cash Flows for 1999, 2000 and 2001, the Statements of Consolidated Comprehensive Income for 1999 and 2000 or the Statements of Consolidated Stockholders' Equity as of December 31, 1999 and 2000.

     In addition to the round trip trades described above, Reliant Resources' review and the Audit Committees' investigation also considered other transactions executed on the same day at the same volume, price and delivery terms and with the same counterparty. These transactions were executed in the normal course of Reliant Resources' trading and marketing activities, and were historically reported on a gross basis, and were not material.

     Beginning with the quarter ended September 30, 2002, the Company will report all energy trading and marketing activities on a net basis in the Statements of Consolidated Income pursuant to Emerging Issues

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

Task Force Issue No. 02-3, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities".

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (e) LONG-LIVED ASSETS AND INTANGIBLES

     The Company records property, plant and equipment at historical cost. The Company recognizes repair and maintenance costs incurred in connection with planned major maintenance, such as turbine and generator overhauls, control system upgrades and air conditioner replacements, under the "accrual in advance" method for its non-rate regulated power generation operations acquired or developed prior to December 31, 1999. Planned major maintenance cycles primarily range from two to ten years. Under the accrual in advance method, the Company estimates the costs of planned major maintenance and accrues the related expense over the maintenance cycle. As of December 31, 2000 and 2001, the Company's maintenance reserve was $27 million and $19 million, respectively, of which $20 million and $17 million, respectively, were included in other long-term liabilities and the remainder in other current liabilities. The Company expenses all other repair and maintenance costs as incurred. Property, plant and equipment includes the following:

                                                                          DECEMBER 31,
                                                     ESTIMATED USEFUL   -----------------
                                                      LIVES (YEARS)      2000      2001
                                                     ----------------   -------   -------
                                                                          (IN MILLIONS)
Electric...........................................        5-75         $18,754   $20,092
Natural gas distribution...........................        5-50           1,809     2,002
Pipelines and gathering............................        5-75           1,582     1,627
Other property.....................................        3-40             247       450
                                                                        -------   -------
  Total............................................                      22,392    24,171
Accumulated depreciation and amortization..........                      (7,132)   (8,357)
                                                                        -------   -------
     Property, plant and equipment, net............                     $15,260   $15,814
                                                                        =======   =======

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

     The Company records goodwill for the excess of the purchase price over the fair value assigned to the net assets of an acquisition. Goodwill has been amortized on a straight-line basis over 5 to 40 years. See Note 3 and the following table for additional information regarding goodwill and the related amortization periods.

                                                                           DECEMBER 31,
                                                       ESTIMATED USEFUL   ---------------
                                                        LIVES (YEARS)      2000     2001
                                                       ----------------   ------   ------
                                                                           (IN MILLIONS)
Reliant Energy Resources Corp. (RERC Corp.)..........          40         $1,955   $1,955
Reliant Energy Mid-Atlantic Power Holdings, LLC......          35              7        5
Reliant Energy Power Generation Benelux N.V. ........          30            897      877
Florida Generation Plant.............................          35              2        2
California Generation Plants.........................          30             70       70
Reliant Energy Services, Inc. .......................          40            131      131
Other................................................        5-35             64       45
                                                                          ------   ------
  Total..............................................                      3,126    3,085
Accumulated amortization.............................                       (222)    (303)
Foreign currency exchange impact.....................                       (107)    (150)
                                                                          ------   ------
  Total goodwill, net................................                     $2,797   $2,632
                                                                          ======   ======

     The Company recognizes specifically identifiable intangibles, including air emissions regulatory allowances and water rights and permits, when specific rights and contracts are acquired. As of December 31, 2000 and 2001, specific intangibles were $284 million and $315 million, respectively. The Company amortizes air emissions regulatory allowances primarily on a units-of-production basis as utilized. The Company amortizes other acquired intangibles on a straight-line basis over the lesser of their contractual or estimated useful lives that range between 5 and 35 years.

     The Company periodically evaluates long-lived assets, including property, plant and equipment, goodwill and specifically identifiable intangibles, when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. The determination of whether an impairment has occurred is based on an estimate of undiscounted cash flows attributable to the assets, as compared to the carrying value of the assets. An impairment analysis of generating facilities requires estimates of possible future market prices, load growth, competition and many other factors over the lives of the facilities. A resulting impairment loss is highly dependent on these underlying assumptions. During 2001, the Company determined equipment and goodwill associated with its Communications business was impaired and accordingly recognized $22 million of fixed asset impairments and $19 million of goodwill impairments (see Note 20). For discussion of goodwill impairment analysis in 2002, see Note 2(q).

     During December 2001, the Company evaluated its European Energy business segment's long-lived assets and goodwill for impairment. As of December 31, 2001, pursuant to Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), no impairment had been indicated. For discussion of goodwill impairment analysis in 2002, see Note 2(q).

     During the fourth quarter of 2001, the Distribution of Reliant Resources was deemed to be a probable event. As Reliant Resources has an option, subject to the completion of the Distribution, to purchase the Company's Texas generation assets in 2004 (see Note 4(b)), the Company was required to evaluate these assets for potential impairment in accordance with SFAS No. 121, due to an expected decrease in the number of years the Company expects to hold and operate these assets. As of December 31, 2001, no impairment had been indicated. The Company anticipates that future events, such as the expected public offering of the Company's Texas generation operations (see Note 4(b)), or change in the estimated holding period of the Texas generation assets, will require the Company to re-evaluate these assets for impairment between now and 2004. If an impairment is indicated, it could be material and will not be fully recoverable through the 2004 true-up proceeding calculations (see Note 4(a)).

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

     The Texas Electric Restructuring Law provides the Company recovery of the regulatory book value of its Texas generating assets for the amount the regulatory book value exceeds the estimated market value. If the Texas generating assets are sold to Reliant Resources, or to a third party in the future, a loss on sale of these assets, or an impairment of the recorded recoverable electric generation plant mitigation regulatory asset (see Note 2(f)), will occur to the extent the recorded book value of the Texas generating assets exceeds the regulatory book value. As of December 31, 2001, the recorded book value was $638 million in excess of the regulatory book value. This amount declines each year as the recorded book value is depreciated and increases by the amount of non-environmental capital expenditures. For further discussion of the difference between the regulatory book value and the recorded book value, see Note 4.

  (f) REGULATORY ASSETS AND LIABILITIES

     The Company applies the accounting policies established in SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS No. 71) to the accounts of transmission and distribution operations of Reliant Energy HL&P and the utility operations of Natural Gas Distribution and to some of the accounts of Pipelines and Gathering. For information regarding Reliant Energy HL&P's electric generation operations' discontinuance of the application of SFAS No. 71 in 1999 and the effect on its regulatory assets and the Texas Electric Choice Plan (Texas Electric Restructuring Law), see Note 4(a).

     The following is a list of regulatory assets/liabilities reflected on the Company's Consolidated Balance Sheets as of December 31, 2000 and 2001:

                                                                DECEMBER 31,
                                                              ----------------
                                                               2000     2001
                                                              ------   -------
                                                               (IN MILLIONS)
Recoverable impaired plant costs, net.......................  $  281   $    --
Recoverable electric generation related regulatory assets,
  net.......................................................   1,150       160
Securitized regulatory asset................................      --       740
Regulatory tax asset, net...................................     186       111
Unamortized loss on reacquired debt.........................      66        62
Recoverable electric generation plant mitigation............      --     1,967
Excess mitigation liability.................................      --    (1,126)
Other long-term assets/liabilities..........................       6         3
                                                              ------   -------
  Total.....................................................  $1,689   $ 1,917
                                                              ======   =======

     If, as a result of changes in regulation or competition, the Company's ability to recover these assets and liabilities would not be assured, then pursuant to SFAS No. 101, "Regulated Enterprises Accounting for the Discontinuation of Application of SFAS No. 71" (SFAS No. 101) and SFAS No. 121, the Company would be required to write off or write down these regulatory assets and liabilities. In addition, the Company would be required to determine any impairment to the carrying costs of plant and inventory assets. See Note 4(a) for a discussion of the discontinuation of SFAS No. 71 related to Reliant Energy HL&P's electric generation operations.

     Through December 31, 2001, the Texas Utility Commission provided for the recovery of most of Reliant Energy HL&P's fuel and purchased power costs from customers through a fixed fuel factor included in electric rates. Included in the above table in recoverable electric generation related regulatory assets, net are $558 million and $200 million of regulatory assets related to the recovery of fuel costs as of December 31, 2000 and 2001.

     In December 2001, the Company recorded a regulatory asset for recoverable electric generation plant mitigation for $2.0 billion and recorded a regulatory liability of $1.1 billion for excess mitigation, resulting in net regulatory assets of $841 million on which the Company will not earn a return and which are not included in the Company's rate base. Recoverable electric plant generation regulatory assets are anticipated to be recovered in the 2004 true-up proceedings as further discussed in Note 4(a). The Company is entitled to

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES recover its full amount of stranded costs in the 2004 true-up proceeding. That recovery would include any amounts whose earlier mitigation was prevented by excess mitigation credits and the reversal of redirected depreciation ordered by the Texas Utility Commission.

     In 2001, the Company monetized $738 million of regulatory assets in a securitization financing authorized by the Texas Utility Commission pursuant to the Texas Electric Restructuring Law. For additional information regarding the securitization financing, see Note 4(a).

     For additional information regarding recoverable impaired plant costs and recoverable electric generation related assets and the related amortization during 1999, 2000 and 2001, see Notes 2(g) and 4(a).

  (l) INVESTMENT IN OTHER DEBT AND EQUITY SECURITIES

     In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115), the Company reports "available-for-sale" securities at estimated fair value within other long-term assets in the Company's Consolidated Balance Sheets and any unrealized gain or loss, net of tax, as a separate component of stockholders' equity and accumulated other comprehensive (loss) income. In accordance with SFAS No. 115, the Company reports "trading" securities at estimated fair value in the Company's Consolidated Balance Sheets, and any unrealized holding gains and losses are recorded as other income (expense) in the Company's Statements of Consolidated Income.

     As of December 31, 2000 and 2001, the Company held "available-for-sale" debt and equity securities in its nuclear decommissioning trust, which is reported at its fair value of $159 million and $169 million, respectively, in the Company's Consolidated Balance Sheets in other long-term assets. Any unrealized losses or gains are accounted for in accordance with SFAS No. 71 as a regulatory asset/liability.

     In addition, as of December 31, 2000 and 2001, the Company held marketable equity securities of $5 million and $12 million, respectively, classified as "available-for-sale." At December 31, 2000, the accumulated unrealized loss, net of tax, relating to these equity securities was $2 million. At December 31, 2001, the accumulated unrealized gain, net of tax, relating to these equity securities was $6 million.

     During 2000, pursuant to SFAS No. 115, the Company incurred a pre-tax impairment loss equal to the $27 million of cumulative unrealized losses that had been charged to accumulated other comprehensive loss through December 31, 1999. Management's determination to recognize this impairment resulted from a combination of events occurring in 2000 related to this investment. These events affecting the investment included changes occurring in the investment's senior management, announcement of significant restructuring charges and related downsizing for the entity, reduced earnings estimates for this entity by brokerage analysts and the bankruptcy of a competitor of the investment in the first quarter of 2000. These events, coupled with the stock market value of the Company's investment in these securities continuing to be below the Company's cost basis, caused management to believe the decline in fair value of these "available-for-sale" securities to be other than temporary.

     As of December 31, 2000 and 2001, the Company held an investment in AOL Time Warner common stock, which was classified as a "trading" security. For information regarding the Company's investment in AOL Time Warner, Inc. common stock, see Note 8.

     As of December 31, 2000, the Company did not hold debt or equity securities that are classified as "trading", other than its investment in AOL Time Warner. As of December 31, 2001, the Company held equity securities classified as "trading" totaling $1 million, other than its investment in AOL Time Warner. The Company recorded unrealized holding gains on "trading" securities, excluding unrealized gains and losses related to the Company's investment in AOL Time Warner, included in gains from investments in the Statements of Consolidated Income of $16 million, $4 million and $5 million during 1999, 2000 and 2001, respectively.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

(4) REGULATORY MATTERS

  (a) TEXAS ELECTRIC CHOICE PLAN AND DISCONTINUANCE OF SFAS NO. 71 FOR ELECTRIC GENERATION OPERATIONS

     In June 1999, the Texas legislature adopted the Texas Electric Restructuring Law, which substantially amended the regulatory structure governing electric utilities in Texas in order to allow retail electric competition. Retail pilot projects allowing competition for up to 5% of each utility's load in all customer classes began in the third quarter of 2001, and retail electric competition for all other customers began in January 2002. In preparation for competition, the Company made significant changes in the electric utility operations it conducts through its electric utility division, Reliant Energy HL&P. In addition, the Texas Utility Commission issued a number of new rules and determinations in implementing the Texas Electric Restructuring Law.

     The Texas Electric Restructuring Law defined the process for competition and created a transition period during which most utility rates were frozen at rates not in excess of their then-current levels. The Texas Electric Restructuring Law provided for utilities to recover their generation related stranded costs and regulatory assets (as defined in the Texas Electric Restructuring Law).

     Retail Choice. Under the Texas Electric Restructuring Law, beginning January 1, 2002, retail customers of most investor owned electric utilities in Texas became eligible to purchase their electricity from any of a number of "retail electric providers," which are certified by the Texas Utility Commission. Retail electric providers may not own or operate generation assets and their sales prices are not subject to traditional

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES cost-of-service rate regulation. Retail electric providers that are affiliates of electric utilities may compete substantially statewide for these sales, but prices they charge within the affiliated electric utility's traditional service territory are subject to some limitations at the outset of retail choice, as described below. The Texas Utility Commission has prescribed regulations governing quality, reliability and other aspects of service from retail electric providers. Reliant Resources intends to compete in the Texas retail market and, as a result, has certified three of its subsidiaries as retail electric providers.

     Unbundling. As of January 1, 2002, electric utilities in Texas such as Reliant Energy HL&P unbundled their businesses in order to separate power generation, transmission and distribution, and retail activities into different units. Pursuant to the Texas Electric Restructuring Law, the Company submitted a plan in January 2000 that was later amended and updated to accomplish the required separation (the Business Separation Plan). For additional information regarding the Business Separation Plan, see Note 4(b). The transmission and distribution business will continue to be subject to cost-of-service rate regulation and will be responsible for the delivery of electricity to retail customers. The Company plans to transfer the Texas generation facilities that were formerly part of the Reliant Energy HL&P integrated utility (Texas generation business) to an indirect wholly owned partnership (Texas Genco) in connection with the Restructuring. As a result of these changes, the Company's Texas generation operations will no longer be conducted as part of an integrated utility and will comprise a new business segment in 2002, Electric Generation. Additionally, these operations will not be part of the Company's business if they are acquired in 2004 by Reliant Resources pursuant to an option agreement as described below. At that time, Reliant Resources will be an unaffiliated company as a result of the planned Distribution.

     Generation. Power generators began selling electric energy to wholesale purchasers, including retail electric providers, at unregulated prices on January 1, 2002. To facilitate a competitive market, each power generation company affiliated with a transmission and distribution utility is required to sell at auction 15% of the output of its installed generating capacity. The first auction was held in September 2001 for power delivered beginning January 1, 2002. This obligation continues until January 1, 2007 unless before that date the Texas Utility Commission determines that at least 40% of the quantity of electric power consumed in 2000 by residential and small commercial load in the electric utility's service area is being served by retail electric providers other than the affiliated retail electric provider. See Note 4(b) for information regarding the capacity auctions and the effect of the Business Separation Plan on the Company. Texas Genco plans to auction all of its remaining capacity (less approximately 10% withheld to provide for unforeseen outages) during the time period prior to Reliant Resources' exercise of the Texas Genco option discussed below. Pursuant to the Business Separation Plan, Reliant Resources is entitled to purchase, at prices established in these auctions, 50% (but no less than 50%) of the remaining capacity, energy and ancillary services auctioned by Texas Genco.

     Rates. Base rates charged by Reliant Energy HL&P on September 1, 1999 were frozen until January 1, 2002. Pursuant to Texas Utility Commission regulations, effective January 1, 2002, after the cycle meter read in January 2002, retail rates charged to residential and small commercial customers by an affiliated retail electric provider were reduced by 6% from the average rates (on a bundled basis) in effect on January 1, 1999. Following adjustments for changes in fuel prices, this actually resulted in a 17% rate reduction for Reliant Resources, through its subsidiaries, as an affiliated retail provider. That reduced rate, known as the "price to beat", is being charged by the affiliated retail electric provider to residential and small commercial customers in the utility's service area who have not elected service from another retail electric provider. The affiliated retail electric provider may not offer different rates to residential or small commercial customer classes in the utility's service area until the earlier of the date the Texas Utility Commission determines that 40% of power consumed by that class in the affiliated transmission and distribution utility's service area is being served by non-affiliated retail electric providers or January 1, 2005. In addition, the affiliated retail electric provider must make the price to beat rate available to eligible consumers until January 1, 2007.

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           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Stranded Costs. Reliant Energy HL&P will be entitled to recover its stranded costs (i.e., the excess of net book value of generation assets (as defined by the Texas Electric Restructuring Law) over the market value of those assets) and its regulatory assets related to generation. The Texas Electric Restructuring Law prescribes specific methods for determining the amount of stranded costs and the details for their recovery. During the transition period to deregulation (the Transition Period) which included 1998 and the first six months of 1999, and extending through the base rate freeze period from July 1999 through 2001, the Texas Electric Restructuring Law provided that earnings above a stated overall annual rate of return on invested capital be used to recover the Electric Operations business segments' investment in generation assets (Accelerated Depreciation). In addition, during the Transition Period, the redirection of depreciation expense to generation assets that the Electric Operation business segment would otherwise apply to transmission, distribution and general plant assets was permitted for regulatory purposes (Redirected Depreciation). See discussion of the accounting treatment of Accelerated Depreciation and Redirected Depreciation for financial reporting purposes below under "Accounting." We cannot predict the amount, if any, of these costs that may not be recovered.

     In accordance with the Texas Electric Restructuring Law, beginning on January 1, 2002, and ending when the true-up proceeding is completed in January 2004, any difference between market power prices received in the generation capacity auction and the Texas Utility Commission's earlier estimates of those market prices will be included in the 2004 stranded cost true-up, as further discussed below. This component of the true-up is intended to ensure that neither the customers nor the Company are disadvantaged economically as a result of the two-year transition period by providing this pricing structure.

     On October 24, 2001, Reliant Energy Transition Bond Company LLC (Bond Company), a Delaware limited liability company and direct wholly owned subsidiary of Reliant Energy, issued $749 million aggregate principal amount of its Series 2001-1 Transition Bonds pursuant to a financing order of the Texas Utility Commission. Classes of the bonds have final maturity dates of September 15, 2007, September 15, 2009, September 15, 2011 and September 15, 2015, and bear interest at rates of 3.84%, 4.76%, 5.16% and 5.63%, respectively. Scheduled payments on the bonds are from 2002 through 2013. Net proceeds to the Bond Company from the issuance were $738 million. The Bond Company paid Reliant Energy $738 million for the transition property. Reliant Energy used the net proceeds for general corporate purposes, including the repayment of indebtedness.

     The Transition Bonds are secured primarily by the "transition property," which includes the irrevocable right to recover, through non-bypassable transition charges payable by certain retail electric customers, the qualified costs of Reliant Energy HL&P authorized by the financing order. The holders of the Bond Company's bonds have no recourse to any assets or revenues of Reliant Energy, and the creditors of Reliant Energy have no recourse to any assets or revenues (including, without limitation, the transition charges) of the Bond Company. Reliant Energy has no payment obligations with respect to the Transition Bonds except to remit collections of transition charges as set forth in a servicing agreement between Reliant Energy and the Bond Company and in an intercreditor agreement among Reliant Energy, the Bond Company and other parties.

     Costs associated with nuclear decommissioning will continue to be subject to cost-of-service rate regulation and are included in a charge to transmission and distribution customers. For further discussion of the effect of the Business Separation Plan on funding of the nuclear decommissioning trust fund, see Note 4(b).

     True-Up Proceeding. The Texas Electric Restructuring Law and current Texas Utility Commission implementation guidance provide for a True-up Proceeding to be initiated in January 2004. The purpose of the True-up Proceeding is to quantify and reconcile the amount of stranded costs, the capacity auction true-up, unreconciled fuel costs (see Note 2(f)), and other regulatory assets associated with Reliant Energy HL&P's

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

electric generating operations that were not previously securitized through the Transition Bonds. The True-up Proceeding will result in either additional charges or credits being assessed on certain retail electric customers.

     Accounting. Historically, Reliant Energy HL&P has applied the accounting policies established in SFAS No. 71. Effective June 30, 1999, the Company applied SFAS No. 101 to Reliant Energy HL&P's electric generation operations. Reliant Energy HL&P's transmission and distribution operations continue to meet the criteria of SFAS No. 71.

     In 1999, the Company evaluated the effects that the Texas Electric Restructuring Law would have on the recovery of its generation related regulatory assets and liabilities. The Company determined that a pre-tax accounting loss of $282 million existed because it believes only the economic value of its generation related regulatory assets (as defined by the Texas Electric Restructuring Law) will be recovered. Therefore, the Company recorded a $183 million after-tax extraordinary loss in the fourth quarter of 1999. Pursuant to EITF Issue No. 97-4, the remaining recoverable regulatory assets will not be written off and will become associated with the transmission and distribution portion of the Company's electric utility business. For details regarding Reliant Energy HL&P's regulatory assets, see Note 2(f).

     At June 30, 1999, the Company performed an impairment test of its previously regulated electric generation assets pursuant to SFAS No. 121 on a plant specific basis. Under SFAS No. 121, an asset is considered impaired, and should be written down to fair value, if the future undiscounted net cash flows expected to be generated by the use of the asset are insufficient to recover the carrying amount of the asset. For assets that are impaired pursuant to SFAS No. 121, the Company determined the fair value for each generating plant by estimating the net present value of future cash inflows and outflows over the estimated life of each plant. The difference between fair value and net book value was recorded as a reduction in the current book value. The Company determined that $808 million of electric generation assets were impaired in 1999. Of this amount, $756 million related to the South Texas Project Electric Generating Station (South Texas Project) and $52 million related to two gas-fired generation plants. The Texas Electric Restructuring Law provides for recovery of this impairment through regulated cash flows during the transition period and through charges to transmission and distribution customers. As such, a regulatory asset was recorded for an amount equal to the impairment loss and was included on the Company's Consolidated Balance Sheets as a regulatory asset. The Company recorded amortization expense related to the recoverable impaired plant costs and other assets created from discontinuing SFAS No. 71 of $221 million in the third and fourth quarters of 1999, $329 million in 2000 and $258 million in 2001.

     The impairment analysis requires estimates of possible future market prices, load growth, competition and many other factors over the lives of the plants. The resulting impairment loss is highly dependent on these underlying assumptions. In addition, after January 10, 2004, Reliant Energy HL&P must finalize and reconcile stranded costs (as defined by the Texas Electric Restructuring Law) in a filing with the Texas Utility Commission. Any positive difference between the regulatory net book value and the fair market value of the generation assets (as defined by the Texas Electric Restructuring Law) will be collected through future charges. Any overmitigation of stranded costs may be refunded by a reduction in future charges. This final reconciliation allows alternative methods of third party valuation of the fair market value of these assets, including outright sale, stock valuations and asset exchanges.

     In order to reduce potential exposure to stranded costs related to generation assets, Reliant Energy HL&P redirected $195 million and $99 million of depreciation in 1998 and for the six months ended June 30, 1999, respectively, from transmission and distribution related plant assets to generation assets for regulatory and financial reporting purposes (Redirected Depreciation). This redirection was in accordance with the Company's Transition Plan. Subsequent to June 30, 1999, Redirected Depreciation expense could no longer be recorded by the electric generation operations portion of Reliant Energy HL&P for financial reporting purposes as this portion of electric operations is no longer accounted for under SFAS No. 71. During the six months ended December 31, 1999 and during 2000 and 2001, $99 million, $218 million and $230 million in

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

depreciation expense, respectively, was redirected from transmission and distribution for regulatory and financial reporting purposes and was established as an embedded regulatory asset included in transmission and distribution related plant and equipment balances. As of December 31, 2000 and 2001, the cumulative amount of Redirected Depreciation for regulatory purposes was $611 million and $841 million, respectively, prior to the effects of the October 3, 2001 order discussed below.

     Additionally, as allowed by the Texas Utility Commission, in an effort to further reduce potential exposure to stranded costs related to generation assets, Reliant Energy recorded Accelerated Depreciation of $194 million and $104 million in 1998 and for the six months ended June 30, 1999, respectively, for regulatory and financial reporting purposes. Accelerated Depreciation expense was recorded in accordance with the Company's Transition Plan during this period. Subsequent to June 30, 1999, Accelerated Depreciation expense could no longer be recorded by the electric generation operations portion of Reliant Energy HL&P for financial reporting purposes, as this portion of electric operations is no longer accounted for under SFAS No. 71. During the six months ended December 31, 1999 and during 2000 and 2001, $179 million, $385 million and $264 million of Accelerated Depreciation was recorded for regulatory reporting purposes, reducing the regulatory book value of Reliant Energy HL&P's electric generation assets.

     The Texas Utility Commission issued a final order on October 3, 2001 (October 3, 2001 Order) that established the transmission and distribution utility rates that became effective January 2002. In this Order, the Texas Utility Commission found that Reliant Energy HL&P had overmitigated its stranded costs by redirecting transmission and distribution depreciation and by accelerating depreciation of generation assets as provided under the Transition Plan and Texas Electric Restructuring Law. As a result of the October 3, 2001 Order, Reliant Energy HL&P was required to reverse the $841 million embedded regulatory asset related to Redirected Depreciation, thereby reducing the net book value of transmission and distribution assets. Reliant Energy HL&P was required to record a regulatory liability of $1.1 billion related to Accelerated Depreciation. The October 3, 2001 Order requires this amount to be refunded through excess mitigation credits to certain retail electric customers during a seven year period beginning in January 2002. On appeal, a Texas District court upheld the Texas Utility Commission's order. An appeal may be taken to a Texas Court of Appeal, but no further appeal has yet been filed.

     As of December 31, 2001, in contemplation of the True-up Proceeding, Reliant Energy HL&P has recorded a regulatory asset of $2.0 billion representing the estimated recovery of previously incurred stranded costs, which includes a regulatory liability of $1.1 billion plus the reversal of previously recorded Redirected Depreciation. This estimated recovery is based upon current projections of the market value of the Reliant Energy HL&P electric generation assets to be covered by the True-up Proceeding calculations. Because generally accepted accounting principles require the Company to estimate fair market values in advance of the final reconciliation, the financial impacts of the Texas Electric Restructuring Law with respect to the final determination of stranded costs in 2004 are subject to material changes. Factors affecting such changes may include estimation risk, uncertainty of future energy and commodity prices and the economic lives of the plants. If events were to occur that made the recovery of some of the remaining generation related regulatory assets no longer probable, the Company would write off the remaining balance of such assets as a charge against earnings. For additional discussion of potential future impairment of the assets of the Company's Texas generation business, see
Note 2(e).

     Other Accounting Policy Changes. As a result of discontinuing SFAS No. 71, effective July 1, 1999, allowance for funds used during construction is no longer accrued on generation related construction projects. Instead, interest is being capitalized on these projects in accordance with SFAS No. 34, "Capitalization of Interest Cost."

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

     Previously, in accordance with SFAS No. 71, Reliant Energy HL&P deferred the premiums and expenses that arose when long-term debt was redeemed and amortized these costs over the life of the new debt. If no new debt was issued, these costs would be amortized over the remaining original life of the retired debt. Effective July 1, 1999, costs resulting from the retirement of debt attributable to the generation operations of Reliant Energy HL&P will be recorded in accordance with SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," unless these costs will be recovered through regulated cash flows. In that case, these costs will be deferred and recorded as a regulatory asset by the entity through which the source of the regulated cash flows will be derived.

  (b) BUSINESS SEPARATION PLAN

     Restructuring of Regulated Entities and Distribution of Reliant Resources Stock. Pursuant to the Business Separation Plan, subject to receipt of an order from the Securities and Exchange Commission (SEC) described below, Reliant Energy will become a subsidiary of a new holding company, CenterPoint Energy, which initially will own the Company's (a) electric transmission and distribution operations, (b) natural gas distribution businesses, (c) electric generating assets in Texas that were formerly operated by Reliant Energy HL&P,
(d) interstate pipelines, gas gathering and pipeline services operations, (e) interests in energy companies in Latin America (see Note 19) and (f) interests in Reliant Resources. In these Notes, references to Reliant Energy in connection with events occurring or the performance of agreements after the Restructuring generally refer to CenterPoint Energy.

     Upon becoming a subsidiary of CenterPoint Energy, Reliant Energy will transfer the stock of its principal operating subsidiaries to a subsidiary of CenterPoint Energy and will transfer its electric generating assets in Texas that were formerly operated by Reliant Energy HL&P to Texas Genco. In January 2004, Reliant Resources will have the right to exercise an option to acquire Texas Genco, as further discussed below. As a result of the stock and asset transfers described above, Reliant Energy will become solely a transmission and distribution utility, with its other businesses becoming indirect subsidiaries of CenterPoint Energy, which will assume all of Reliant Energy's debt other than its first mortgage bonds. The indebtedness of certain wholly owned financing subsidiaries of Reliant Energy is expected to be refinanced by the regulated holding company by the end of 2002.

     The Company anticipates that, upon completion of the Restructuring and subject to approval by the Company's board of directors, market and other conditions, CenterPoint Energy will distribute all of the stock it owns in Reliant Resources to CenterPoint Energy's shareholders, affecting the separation of its operations into two publicly traded corporations. The Company has obtained a private letter ruling from the IRS providing for the tax-free treatment of the Distribution that is predicated on the completion of the Distribution by April 30, 2002. The Company has requested an extension of this deadline. While there can be no assurance that the Company will receive the extension, the Company anticipates that it will receive an extension that allows it to proceed with the Distribution after April 30, 2002.

     Reliant Energy has made and will continue to make internal asset and stock transfers intended to allocate the assets and liabilities of Reliant Energy in accordance with regulatory requirements and as contemplated by the Business Separation Plan. Forms of each of the intercompany agreements described below were prepared and entered into by Reliant Energy and Reliant Resources prior to the Offering.

     The Restructuring as currently planned cannot be completed unless and until the SEC issues an order granting the required approvals under the Public Utility Holding Company Act of 1935 (1935 Act). While the Company believes such an order will be received, and that both the Restructuring and Distribution will be completed during the summer of 2002, there can be no assurances that such will be the case. The Restructuring has been designed to enable the Company to meet all of the requirements of the Texas Electric Restructuring Law. The Company has not formulated an alternative restructuring plan that could be implemented were the SEC to refuse to grant the requested approvals for CenterPoint Energy.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

     Agreements Related to Texas Generating Assets. Pursuant to the Business Separation Plan, Reliant Energy expects to cause Texas Genco to conduct an initial public offering of approximately 20% of its capital stock by the end of 2002. If the initial public offering is not conducted, Reliant Energy may distribute approximately 20% of Texas Genco's capital stock to its stockholders in a transaction taxable both to it and its stockholders as part of the valuation of stranded costs. In connection with the separation of its unregulated businesses from its regulated businesses, Reliant Energy granted Reliant Resources an option, subject to the completion of the Distribution, to purchase all of the shares of capital stock of Texas Genco that will be owned by Reliant Energy after the initial public offering or distribution (Texas Genco Option). The Texas Genco Option may be exercised between January 10, 2004 and January 24, 2004. The per share exercise price under the option will be the average daily closing price on the national exchange for publicly held shares of common stock of Texas Genco for the 30 consecutive trading days with the highest average closing price during the 120 trading days immediately preceding January 10, 2004, plus a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Utility Commission relating to the market value of Texas Genco's common stock equity. The exercise price is also subject to adjustment based on the difference between the cash dividends paid during the period there is a public ownership interest in Texas Genco and Texas Genco's earnings during that period. Reliant Resources has agreed that if it exercises the Texas Genco Option and purchases the shares of Texas Genco common stock, Reliant Resources will also purchase all notes and other receivables from Texas Genco then held by Reliant Energy, at their principal amount plus accrued interest. Similarly, if Texas Genco holds notes or receivables from the Company, Reliant Resources will assume those obligations in exchange for a payment to Reliant Resources by the Company of an amount equal to the principal plus accrued interest.

     Exercise of the Texas Genco Option by Reliant Resources will be subject to various regulatory approvals, including Hart-Scott-Rodino antitrust clearance and United States Nuclear Regulatory Commission (NRC) license transfer approval. The option will be exercisable only if Reliant Energy or CenterPoint Energy distributes all of the shares of Reliant Resources common stock it owns to its shareholders.

     At the time of the Restructuring, Texas Genco will become the beneficiary of the decommissioning trust that has been established to provide funding for decontamination and decommissioning of a nuclear electric generation station in which Reliant Energy owns a 30.8% interest (see Note 6). The master separation agreement provides that Reliant Energy will collect through rates or other authorized charges to its electric utility customers amounts designated for funding the decommissioning trust, and will pay the amounts to Texas Genco. Texas Genco will in turn be required to deposit these amounts received from Reliant Energy into the decommissioning trust. Upon decommissioning of the facility, in the event funds from the trust are inadequate, Reliant Energy or its successor will be required to collect through rates or other authorized charges to customers as contemplated by the Texas Utilities Code all additional amounts required to fund Texas Genco's obligations relating to the decommissioning of the facility. Following the completion of the decommissioning, if surplus funds remain in the decommissioning trust, the excess will be refunded to Reliant Energy's or its successor's ratepayers.

  (c) RELIANT ENERGY HL&P REGULATORY FILINGS

     As of December 31, 2000 and 2001, Reliant Energy HL&P was under-collected on fuel recovery by $558 million and $200 million, respectively. In two separate filings with the Texas Utility Commission in 2000, Reliant Energy HL&P received approval to implement fuel surcharges to collect the under-recovery of fuel expenses, as well as to adjust the fuel factor to compensate for significant increases in the price of natural gas. For additional information regarding this matter, see Note 2(f).

     On March 15, 2001, Reliant Energy HL&P filed an application with the Texas Utility Commission to revise its fuel factor and address its undercollected fuel costs of $389 million, which was the accumulated amount from September 2000 through February 2001, plus estimates for March and April 2001. Reliant

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

Energy HL&P requested to revise its fixed fuel factor to be implemented with the May 2001 billing cycle and proposed to defer the collection of the $389 million until the 2004 stranded costs True-up Proceeding. On April 16, 2001, the Texas Utility Commission issued an order approving interim rates effective with the May 2001 billing cycle.

     On June 21, 2001, Reliant Energy HL&P filed an application with the Texas Utility Commission to terminate the interim factor and return to the prior fuel factor due to the forecasted decline in natural gas prices. On July 20, 2001, the Texas Utility Commission issued an order of dismissal approving Reliant Energy HL&P's request that the interim rates approved on April 16, 2001, effective with Reliant Energy HL&P's May 2001 billing month, be terminated and Reliant Energy HL&P prospectively bill its customers using the prior fuel factor established in a previous order beginning with Reliant Energy HL&P's August billing month. The Texas Utility Commission also granted Reliant Energy HL&P a good cause exception in that Reliant Energy HL&P will not be required to refund amounts collected through the interim rates. Reliant Energy HL&P did not waive its right to collect any final fuel balance. The final fuel balance is subject to review, and the amount to be included in the 2004 stranded cost true-up will be determined during the final fuel reconciliation. The Texas Utility Commission currently has scheduled Reliant Energy HL&P to file its final fuel reconciliation in July 2002.

  (d) ARKLA RATE CASE

     On November 21, 2001, Arkla filed a rate case (Docket 01-243-U) with the Arkansas Public Service Commission seeking an increase in rates for its Arkansas customers of approximately $47 million on an annual basis. Arkla's last rate increase was authorized in 1995. In the rate filing, Arkla maintains that its rate base has grown by $183 million, and its operating expenses have increased from $93 million to $106 million on an annual basis and, therefore, Arkla's current rates for service to Arkansas customers do not provide a reasonable opportunity for Arkla to cover its operating costs and earn a fair return on its investment. A decision in the case is expected by the fourth quarter of 2002.

(5) DERIVATIVE FINANCIAL INSTRUMENTS

     Effective January 1, 2001, the Company adopted SFAS No. 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires that derivatives be recognized at fair value in the balance sheet and that changes in fair value be recognized either currently in earnings or deferred as a component of other comprehensive income (loss), depending on the intended use of the derivative, its resulting designation and its effectiveness. If certain conditions are met, an entity may designate a derivative instrument as hedging (a) the exposure to changes in the fair value of an asset or liability (Fair Value Hedge), (b) the exposure to variability in expected future cash flows (Cash Flow Hedge) or (c) the foreign currency exposure of a net investment in a foreign operation. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period it occurs.

     Adoption of SFAS No. 133 on January 1, 2001 resulted in an after-tax increase in net income of $61 million and a cumulative after-tax increase in accumulated other comprehensive loss of $422 million. The adoption also increased current assets, long-term assets, current liabilities and long-term liabilities by approximately $627 million, $67 million, $778 million, and $277 million, respectively, in the Company's Consolidated Balance Sheets. During the year ended December 31, 2001, $165 million of the initial after-tax transition adjustment recognized in other comprehensive income was recognized in net income.

     The application of SFAS No. 133 is still evolving as the FASB clears issues previously submitted to the Derivatives Implementation Group for consideration. During the second quarter of 2001, an issue that applies exclusively to the electric industry and allows the normal purchases and normal sales exception for option-type contracts if certain criteria are met was approved by the FASB with an effective date of July 1, 2001. The

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES adoption of this cleared guidance had no impact on the Company's results of operations. Certain criteria of this previously approved guidance were revised in October and December 2001 and became effective on April 1, 2002. The Company is currently in the process of determining the effect of adoption of the revised guidance.

     During the third quarter of 2001, the FASB cleared an issue related to application of the normal purchases and normal sales exception to contracts that combine forward and purchased option contracts. The effective date of this guidance is April 1, 2002, and the Company is currently assessing the impact of this cleared issue and does not believe it will have a material impact on the Company's consolidated financial statements.

     The Company is exposed to various market risks. These risks arise from transactions entered into in the normal course of business and are inherent in the Company's consolidated financial statements. The Company utilizes derivative instruments such as futures, physical forward contracts, swaps and options (Energy Derivatives) to mitigate the impact of changes in electricity, natural gas and fuel prices on its operating results and cash flows. The Company utilizes cross-currency swaps, forward contracts and options to hedge its net investments in and cash flows of its foreign subsidiaries, interest rate swaps to mitigate the impact of changes in interest rates and other financial instruments to manage various other market risks.

     Trading and marketing operations often involve risk associated with managing energy commodities and establishing open positions in the energy markets, primarily on a short-term basis. These risks fall into three different categories: price and volume volatility, credit risk of trading counterparties and adequacy of the control environment for trading. The Company routinely enters into Energy Derivatives to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, coal, electricity, crude oil and products, emission allowances and other commodities and to minimize the risk of market fluctuations in its trading, marketing, power origination and risk management services operations.

     Energy Derivatives primarily used by the Company are described below:

     - Future contracts are exchange-traded standardized commitments to purchase or sell an energy commodity or financial instrument, or to make a cash settlement, at a specific price and future date.

     - Physical forward contracts are commitments to purchase or sell energy commodities in the future.

     - Swap agreements require payments to or from counterparties based upon the differential between a fixed price and variable index price (fixed price swap) or two variable index prices (variable price swap) for a predetermined contractual notional amount. The respective index may be an exchange quotation or an industry pricing publication.

     - Option contracts convey the right to buy or sell an energy commodity, financial instrument at a predetermined price or settlement of the differential between a fixed price and a variable index price or two variable index prices.

  (a) ENERGY TRADING, MARKETING, POWER ORIGINATION AND PRICE RISK MANAGEMENT ACTIVITIES

     The Company offers energy price risk management services primarily related to natural gas, electric power and other energy related commodities. These activities also include the establishing of open positions in the energy markets, primarily on a short-term basis, and transactions intended to optimize the Company's power generation portfolio, but which do not qualify for hedge accounting. The Company provides these services by utilizing a variety of derivative instruments (Trading Energy Derivatives).

     The Company applies mark-to-market accounting for all of its energy trading, marketing, power origination and price risk management services operations in North America and Europe, as well as to retail contracted sales to large commercial, industrial and institutional customers. Accordingly, these Trading Energy Derivatives are recorded at fair value with net realized and unrealized gains (losses) recorded as a

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

component of revenues. The recognized, unrealized balances are recorded as trading and marketing assets/liabilities.

                                                                    FAIR VALUE
                                                               --------------------
                                                               ASSETS   LIABILITIES
                                                               ------   -----------
                                                                  (IN MILLIONS)
December 31, 2000
  Natural gas...............................................   $3,823     $3,818
  Electricity...............................................      974        946
  Oil and other.............................................       39         39
                                                               ------     ------
                                                               $4,836     $4,803
                                                               ======     ======
December 31, 2001
  Natural gas...............................................   $1,389     $1,303
  Electricity...............................................      648        517
  Oil and other.............................................       21         20
                                                               ------     ------
                                                               $2,058     $1,840
                                                               ======     ======

     All of the fair values shown in the table above at December 31, 2000 and 2001 have been recognized in income. The fair values as of December 31, 2000 and 2001, are estimated using quoted prices where available, other valuation techniques when market data is not available, for example in illiquid markets, and other factors such as time value and volatility factor for the underlying commitment. The Company's alternative pricing methodologies include, but are not limited to, extrapolation of forward pricing curves using historically reported data from illiquid pricing points. These same pricing techniques are used to evaluate a contract prior to taking the position.

     The fair values in the above table are subject to significant changes based on fluctuating market prices and conditions. Changes in the assets and liabilities from trading, power origination, marketing and price risk management services result primarily from changes in the valuation of the portfolio of contracts, newly originated transactions and the timing of settlements. The most significant estimates include natural gas and power forward market prices, volatility and credit risk. For the contracted retail electric sales to large commercial, industrial and institutional customers, significant variables affecting contract values also include the variability in electricity consumption patterns due to weather and operational uncertainties (within contract parameters). Market prices assume a normal functioning market with an adequate number of buyers and sellers providing market liquidity. Insufficient market liquidity could significantly affect the values that could be obtained for these contracts, as well as the costs at which these contracts could be hedged.

     The weighted-average term of the trading portfolio, based on volumes, is less than one year. The maximum term of the trading portfolio is 17 years. These maximum and average terms are not indicative of likely future cash flows, as these positions may be changed by new transactions in the trading portfolio at any time in response to changing market conditions, market liquidity and the Company's risk management portfolio needs and strategies. Terms regarding cash settlements of these contracts vary with respect to the actual timing of cash receipts and payments.

  (b) NON-TRADING ACTIVITIES

     Cash Flow Hedges. To reduce the risk from market fluctuations in revenues and the resulting cash flows derived from the sale of electric power, natural gas and other commodities, the Company may enter into Energy Derivatives in order to hedge exposure to variability in cash flows (Non-trading Energy Derivatives).

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

The Non-trading Energy Derivative portfolios are managed to complement the physical transaction portfolio, reducing overall risks within authorized limits.

     The Company applies hedge accounting for its Non-trading Energy Derivatives utilized in non-trading activities only if there is a high correlation between price movements in the derivative and the item designated as being hedged. This correlation, a measure of hedge effectiveness, is measured both at the inception of the hedge and on an ongoing basis, with an acceptable level of correlation of at least 80% to 120% for hedge designation. If and when correlation ceases to exist at an acceptable level, hedge accounting ceases and mark-to-market accounting is applied. During 2001, the amount of hedge ineffectiveness recognized in earnings from derivatives that are designated and qualify as Cash Flow Hedges was a gain of $8 million. No component of the derivative instruments' gain or loss was excluded from the assessment of effectiveness. If it becomes probable that an anticipated transaction will not occur, the Company realizes in net income the deferred gains and losses recognized in accumulated other comprehensive income (loss). During the year ended December 31, 2001, there was a $3.6 million deferred loss recognized in earnings as a result of the discontinuance of cash flow hedges because it was no longer probable that the forecasted transaction would occur due to credit problems of a customer. Once the anticipated transaction occurs, the accumulated deferred gain or loss recognized in accumulated other comprehensive income (loss) is reclassified and included in the Company's Statements of Consolidated Income under the captions
(a) fuel expenses, in the case of natural gas purchase transactions, (b) purchased power, in the case of electric power purchase transactions and (c) revenues, in the case of electric power and natural gas sales transactions and financial electric power or natural gas derivatives. Cash flows resulting from these transactions in Non-trading Energy Derivatives are included in the Statements of Consolidated Cash Flows in the same category as the item being hedged. As of December 31, 2001, the Company's current non-trading derivative assets and liabilities and corresponding amounts in accumulated other comprehensive loss were expected to be reclassified into net income during the next twelve months.

     The maximum length of time the Company is hedging its exposure to the variability in future cash flows for forecasted transactions excluding the payment of variable interest on existing financial instruments is eleven years.

     In addition, as of December 31, 2001, the European Energy business segment had entered into transactions to purchase $271 million at fixed exchange rates in order to hedge future fuel purchases payable in U.S. dollars.

     Interest Rate Swaps. During 2001, the Company entered into interest rate swaps with an aggregate notional amount of $1.8 billion to fix the interest rate applicable to floating rate short-term debt and interest rate swaps with a notional amount of $425 million to fix the interest rate applicable to floating rate long-term debt. At December 31, 2001, $225 million of the swaps relating to long-term debt had expired. The swaps relating to short-term debt do not qualify as cash flow hedges under SFAS No. 133, and are marked to market on the Consolidated Balance Sheets with changes reflected in interest expense in the Statements of Consolidated Income. The swaps relating to long-term debt qualify for hedge accounting under SFAS No. 133 and the periodic settlements are recognized as an adjustment to interest expense in the Statements of Consolidated Income over the term of the swap agreement. During 2001, the Company entered into forward-starting interest rate swaps having an aggregate notional amount of $500 million to hedge the interest rate on a portion of a future offering of five-year notes. These swaps qualify as cash flow hedges under SFAS No. 133. Should the expected issuance of the debt no longer be probable, any deferred amount will be recognized immediately into income. The maximum length of time the Company is hedging its exposure to the payment of variable interest rates is four years.

     Hedge of the Foreign Currency Exposure of Net Investment in Foreign Subsidiaries. The Company has substantially hedged the foreign currency exposure of its net investment in its European subsidiaries through a combination of Euro-denominated borrowings, foreign currency swaps and foreign currency forward contracts

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES to reduce the Company's exposure to changes in foreign currency rates. During the normal course of business, the Company reviews its currency hedging strategies and determines the hedging approach deemed appropriate based upon the circumstances of each situation.

     The Company records the changes in the value of the foreign currency hedging instruments and Euro-denominated borrowings as foreign currency translation adjustments included as a component of accumulated other comprehensive loss. The effectiveness of the hedging instruments can be measured by the net change in foreign currency translation adjustments attributed to the Company's net investment in its European subsidiaries. These amounts generally offset amounts recorded in stockholders' equity as adjustments resulting from translation of the hedged investment into U.S. dollars. During 2001, the derivative and non-derivative instruments designated as hedging the net investment in the Company's European subsidiaries resulted in a gain of $31 million, which is included in the balance of the cumulative translation adjustment.

     Other Derivatives. In December 2000, the Dutch parliament adopted legislation allocating to the Dutch generation sector, including REPGB, financial responsibility for various stranded costs contracts and other liabilities. The legislation became effective in all material respects on January 1, 2001. In particular, the legislation allocated to the Dutch generation sectors, including REPGB, financial responsibility to purchase electricity and gas under gas supply and electricity contracts. These contracts are derivatives pursuant to SFAS No. 133. As of December 31, 2001, the Company had recognized $369 million in short-term and long-term non-trading derivative liabilities for REPGB's portion of these stranded costs contracts. Future changes in the valuation of these stranded cost import contracts which remain an obligation of REPGB will be recorded as adjustments to the Company's Statements of Consolidated Income. The valuation of the contracts could be affected by, among other things, changes in the price of electric power, coal, low sulfur fuel oil and the value of the United States dollar and British pound relative to the Euro. For additional information regarding REPGB's stranded costs and the related indemnification by former shareholders of these stranded costs during 2001, see Note 14(h).

     During 2001, Reliant Resources entered into two structured transactions which were recorded on the Consolidated Balance Sheets in non-trading derivative assets and liabilities involving a series of forward contracts to buy and sell an energy commodity in 2001 and to buy and sell an energy commodity in 2002 or 2003. The change in fair value of these derivative assets and liabilities must be recorded in the Statements of Consolidated Income for each reporting period. During 2001, $117 million of net non-trading derivative liabilities were settled related to these transactions, and a $1 million pre-tax unrealized gain was recognized. As of December 31, 2001, Reliant Resources has recognized $221 million of non-trading derivative assets and $103 million of non-trading derivative liabilities related to these transactions.

  (c) CREDIT RISKS

     In addition to the risk associated with price movements, credit risk is inherent in the Company's risk management activities and hedging activities. Credit risk relates to the risk of loss resulting from non-performance of contractual obligations by a counterparty. The Company has off-balance sheet risk to the extent that the counterparties to these transactions may fail to perform as required by the terms of each contract. The Company enters into derivative instruments primarily with counterparties having at least a minimum investment grade credit rating (i.e. a minimum credit rating for such entity's senior unsecured debt of BBB- for Standard & Poor's and Fitch or Baa3 for Moody's). In addition, the Company seeks to enter into netting agreements that permit it to offset receivables and payables with a given counterparty. The Company also attempts to enter into agreements that enable the Company to obtain collateral from a counterparty or to terminate upon the occurrence of credit-related events. For long-term arrangements, the Company periodically reviews the financial condition of these counterparties in addition to monitoring the effectiveness of these financial contracts in achieving the Company's objectives. If the counterparties to these arrangements fail to perform, the Company would seek to compel performance at law or otherwise obtain compensatory damages.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

The Company might be forced to acquire alternative hedging arrangements or be required to replace the underlying commitment at then-current market prices. In this event, the Company might incur additional losses to the extent of amounts, if any, already paid to the counterparties. For information regarding the provision related to energy sales in California, see Note 14(g). For information regarding the net provision recorded in 2001 related to energy sales to Enron, see Note 21.

     The following tables show the composition of the trading and marketing assets of the Company as of December 31, 2000 and 2001 and the non-trading derivative assets as of December 31, 2001.

                                                  DECEMBER 31, 2000     DECEMBER 31, 2001
                                                 -------------------   -------------------
                                                 INVESTMENT            INVESTMENT
TRADING AND MARKETING ASSETS                      GRADE(2)    TOTAL     GRADE(2)    TOTAL
----------------------------                     ----------   ------   ----------   ------
                                                               (IN MILLIONS)
Energy marketers...............................    $2,291     $2,481     $  683     $  757
Financial institutions.........................     1,099      1,228        495        495
Gas and electric utilities.....................       472        542        538        544
Oil and gas producers..........................       474        566        135        176
Commercial, industrial and institutional
  customers....................................        73         85        119        184
                                                   ------     ------     ------     ------
  Total........................................    $4,409      4,902     $1,970      2,156
                                                   ======                ======
Credit and other reserves......................                  (66)                  (98)
                                                              ------                ------
Trading and marketing assets...................               $4,836                $2,058
                                                              ======                ======

                                                               DECEMBER 31, 2001
                                                              -------------------
                                                              INVESTMENT
NON-TRADING DERIVATIVE ASSETS                                 GRADE(1)(2)   TOTAL
-----------------------------                                 -----------   -----
                                                                 (IN MILLIONS)
Energy marketers............................................     $371       $408
Financial institutions......................................       76         76
Gas and electric utilities..................................       89         90
Oil and gas producers.......................................        8         76
Commercial, industrial and institutional customers..........        7          8
Others......................................................        5         14
                                                                 ----       ----
  Total.....................................................     $556        672
                                                                 ====       ----
Credit and other reserves...................................                 (16)
                                                                            ----
Non-trading derivative assets...............................                $656
                                                                            ====

---------------

(1) "Investment Grade" is primarily determined using publicly available credit ratings along with the consideration of credit support (such as parent company guarantees) and collateral, which encompass cash and standby letters of credit.

(2) For unrated counterparties, the Company performs financial statement analysis, considering contractual rights and restrictions, and collateral, to create a synthetic credit rating.

  (d) TRADING AND NON-TRADING -- GENERAL POLICY

     The Company has established a Risk Oversight Committee comprised of corporate and business segment officers that oversees all commodity price, foreign currency and credit risk activities, including the Company's trading, marketing, power origination, risk management services and hedging activities. The committee's

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES duties are to approve the Company's commodity risk policies, allocate risk capital within limits established by the Company's board of directors, approve trading of new products and commodities, monitor risk positions and monitor compliance with the Company's risk management policies and procedures and trading limits established by the Company's board of directors.

     The Company's policies prohibit the use of leveraged financial instruments. A leveraged financial instrument, for this purpose, is a transaction involving a derivative whose financial impact will be based on an amount other than the notional amount or volume of the instrument.

(8) INDEXED DEBT SECURITIES (ACES AND ZENS) AND AOL TIME WARNER SECURITIES

  (a) ORIGINAL INVESTMENT IN TIME WARNER SECURITIES

     On July 6, 1999, the Company converted its 11 million shares of Time Warner Inc. (TW) convertible preferred stock (TW Preferred) into 45.8 million shares of Time Warner common stock (TW Common). Prior to the conversion, the Company's investment in the TW Preferred was accounted for under the cost method at a value of $990 million in the Company's Consolidated Balance Sheets. The TW Preferred which was redeemable after July 6, 2000, had an aggregate liquidation preference of $100 per share (plus accrued and unpaid dividends), was entitled to annual dividends of $3.75 per share until July 6, 1999 and was convertible by the Company. The Company recorded pre-tax dividend income with respect to the TW Preferred of $21 million in 1999 prior to the conversion. Effective on the conversion date, the shares of TW Common were classified as trading securities under SFAS No. 115 and an unrealized gain was recorded in the amount of $2.4 billion ($1.5 billion after-tax) to reflect the cumulative appreciation in the fair value of the Company's investment in Time Warner securities. Unrealized gains and losses resulting from changes in the market value of the TW Common (now AOL TW Common) are recorded in the Company's Statements of Consolidated Income.

  (b) ACES

     In July 1997, in order to monetize a portion of the cash value of its investment in TW Preferred, the Company issued 22.9 million of its unsecured 7% Automatic Common Exchange Securities (ACES) having an original principal amount of $1.052 billion and maturing July 1, 2000. The market value of ACES was indexed to the market value of TW Common. On the July 1, 2000 maturity date, the Company tendered 37.9 million shares of TW Common to fully settle its obligations in connection with its unsecured 7% ACES having a value of $2.9 billion.

  (c) ZENS

     On September 21, 1999, the Company issued approximately 17.2 million of its 2.0% Zero-Premium Exchangeable Subordinated Notes due 2029 (ZENS) having an original principal amount of $1.0 billion. The original principal amount per ZENS will increase each quarter to the extent that the sum of the quarterly cash dividends and the interest paid during a quarter on the reference shares attributable to one ZENS is less than $.045, so that the annual yield to investors from the date the Company issued the ZENS to the date of computation of the contingent principal amount is not less than 2.309%. At December 31, 2001, the principal amount of the ZENS had increased $3 million as the reference shares no longer pay dividends. At maturity the holders of the ZENS will receive in cash the higher of the original principal amount of the ZENS (subject to adjustment as discussed above) or an amount based on the then-current market value of AOL TW

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

Common, or other securities distributed with respect to AOL TW Common (1.5 shares of AOL TW Common and such other securities, if any, are referred to as reference shares). Each ZENS has an original principal amount of $58.25, and is exchangeable at any time at the option of the holder for cash equal to 95% (100% in some cases) of the market value of the reference shares attributable to one ZENS. The Company pays interest on each ZENS at an annual rate of 2% plus the amount of any quarterly cash dividends paid in respect of the quarterly interest period on the reference shares attributable to each ZENS. Subject to some conditions, the Company has the right to defer interest payments from time to time on the ZENS for up to 20 consecutive quarterly periods. As of December 31, 2001, no interest payments on the ZENS had been deferred.

     The Company used $537 million of the net proceeds from the offering of the ZENS to purchase 9.2 million shares of TW Common (now 13.8 million shares of AOL TW Common), which are classified as trading securities under SFAS No. 115. Prior to the purchase of additional shares of TW Common on September 21, 1999, the Company owned approximately 8 million shares of TW Common (now 12 million shares of AOL TW Common). The Company now holds 25.8 million shares of AOL TW Common that are expected to be held to facilitate the Company's ability to meet its obligation under the ZENS.

     Prior to January 1, 2001, an increase above $58.25 (subject to some adjustments) in the market value per share of TW Common resulted in an increase in the Company's liability for the ZENS. However, as the market value per share of TW Common declined below $58.25 (subject to some adjustments), the liability for the ZENS did not decline below the original principal amount. The market value per share of TW Common was $52.24 as of December 31, 2000 and the market value per share of AOL TW Common was $32.10 as of December 31, 2001. Upon adoption of SFAS No. 133 effective January 1, 2001, the ZENS obligation was bifurcated into a debt component and a derivative component (the holder's option to receive the appreciated value of AOL TW Common at maturity). The derivative component was valued at fair value and determined the initial carrying value assigned to the debt component ($121 million) as the difference between the original principal amount of the ZENS ($1.0 billion) and the fair value of the derivative component at issuance ($879 million). Effective January 1, 2001 the debt component was recorded at its accreted amount of $122 million and the derivative component is recorded at its current fair value of $788 million, as a current liability, resulting in a transition adjustment pre-tax gain of $90 million ($58 million net of tax). The transition adjustment gain was reported in the first quarter of 2001 as the effect of a change in accounting principle. Subsequently, the debt component will accrete through interest charges at 17.5% up to the minimum amount payable upon maturity of the ZENS in 2029, approximately $1.1 billion, and changes in the fair value of the derivative component will be recorded in the Company's Statements of Consolidated Income. During 2001, the Company recorded a $70 million loss on the Company's investment in AOL TW Common. During 2001, the Company recorded a $58 million gain associated with the fair value of the derivative component of the ZENS obligation. Changes in the fair value of the AOL TW Common held by the Company are expected to substantially offset changes in the fair value of the derivative component of the ZENS.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

     The following table sets forth summarized financial information regarding the Company's investment in AOL TW securities and the Company's ACES and ZENS obligations (in millions).

                                                                      DEBT       DERIVATIVE
                                             AOL TW               COMPONENT OF   COMPONENT
                                           INVESTMENT    ACES         ZENS        OF ZENS
                                           ----------   -------   ------------   ----------
Balance at December 31, 1998.............   $   990     $ 2,350      $   --         $ --
Issuance of indexed debt securities......        --          --       1,000           --
Purchase of TW Common....................       537          --          --           --
Loss on indexed debt securities..........        --         388         241           --
Gain on TW Common........................     2,452          --          --           --
                                            -------     -------      ------         ----
Balance at December 31, 1999.............     3,979       2,738       1,241           --
Loss (gain) on indexed debt securities...        --         139        (241)          --
Loss on TW Common........................      (205)         --          --           --
Settlement of ACES.......................    (2,877)     (2,877)         --           --
                                            -------     -------      ------         ----
Balance at December 31, 2000.............       897          --       1,000           --
Transition adjustment from adoption of
  SFAS No. 133...........................        --          --         (90)          --
Bifurcation of ZENS obligation...........        --          --        (788)         788
Accretion of debt component of ZENS......        --          --           1           --
Gain on indexed debt securities..........        --          --          --          (58)
Loss on AOL TW Common....................       (70)         --          --           --
                                            -------     -------      ------         ----
Balance at December 31, 2001.............   $   827     $    --      $  123         $730
                                            =======     =======      ======         ====

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

(10) LONG-TERM DEBT AND SHORT-TERM BORROWINGS

                                                                DECEMBER 31, 2000        DECEMBER 31, 2001
                                                              ----------------------   ----------------------
                                                                LONG-                    LONG-
                                                                TERM      CURRENT(1)     TERM      CURRENT(1)
                                                              ---------   ----------   ---------   ----------
                                                                               (IN MILLIONS)
Short-term borrowings:
  Commercial paper..........................................                $3,675                   $2,502
  Lines of credit...........................................                   853                      290
  Receivables facility......................................                   350                      346
  Other(2)..................................................                   126                      297
                                                                            ------                   ------
Total short-term borrowings.................................                $5,004                   $3,435
                                                                            ------                   ------
Long-term debt:
Reliant Energy
  ZENS(3)...................................................   $   --       $1,000      $   --       $  123
  Debentures 7.88% to 9.38% due 2002........................      100          250          --          100
  First mortgage bonds 4.90% to 9.15% due 2002 to 2027......    1,261           --       1,161          100
  Pollution control bonds 4.70% to 5.95% due 2011 to 2030...    1,046           --       1,046           --
  Series 2001-1 Transition Bonds 3.84% to 5.63% due 2002 to
    2013....................................................       --           --         736           13
  Other.....................................................       12            1          11            1
Financing Subsidiaries (directly or indirectly owned by
  Reliant Energy)
  Debentures 7.40% due 2002.................................      300          225          --          300
Reliant Energy Power Generation, Inc.
  Notes payable various market rates due 2002 to 2024.......      260           --         295            2
REPGB(2)
  Debentures 6.00% to 8.94% due 2002 to 2006................       66            1          38           22
Reliant Energy Capital Europe(2)
  Notes payable various market rates due 2003...............      565           --         534           --
RERC Corp.(4)
  Convertible debentures 6.00% due 2012.....................       93           --          82           --
  Debentures 6.38% to 8.90% due 2003 to 2011................    1,285           --       1,833           --
  Notes payable 8.77% to 9.23% paid 2001....................       --          146          --           --
Unamortized discount and premium............................        8           --           6           --
                                                               ------       ------      ------       ------
    Total long-term debt....................................    4,996        1,623       5,742          661
                                                               ------       ------      ------       ------
    Total borrowings........................................   $4,996       $6,627      $5,742       $4,096
                                                               ======       ======      ======       ======

---------------

(1) Includes amounts due or exchangeable within one year of the date noted.

(2) Includes borrowings at December 31, 2000 and 2001 which are denominated in Euros. As of December 31, 2000 and 2001, the assumed exchange rate was 1.06 Euros and 1.12 Euros per U.S. dollar, respectively.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

(3) Upon adoption of SFAS No. 133 effective January 1, 2001, the Company's ZENS obligation was bifurcated into a debt component and an embedded derivative component. For additional information regarding ZENS, see Note 8(b). As ZENS are exchangeable for cash at any time at the option of the holders, these notes are classified as a current portion of long-term debt.

(4) Debt acquired in business acquisitions is adjusted to fair market value as of the acquisition date. Included in long term debt is additional unamortized premium related to fair value adjustments of long-term debt of $12 million and $9 million at December 31, 2000 and 2001, respectively, which is being amortized over the respective remaining term of the related long-term debt.


  (b) LONG-TERM DEBT

     Maturities. The Company's maturities of long-term debt and sinking fund requirements, excluding the ZENS obligation, are $538 million in 2002, $1.2 billion in 2003, $90 million in 2004, $390 million in 2005 and $218 million in 2006. The 2002 and 2003 amounts are net of sinking fund payments that can be satisfied with bonds that had been acquired and retired as of December 31, 2001.

     Liens. At December 31, 2001, substantially all physical assets used in the conduct of the business and operations of the Electric Operations business segment are subject to liens securing the First Mortgage Bonds. After the Restructuring, only the assets of the transmission and distribution utility are expected to be subject to liens securing the First Mortgage Bonds. Sinking fund requirements on the First Mortgage Bonds may be satisfied by certification of property additions at 100% of the requirements as defined by the Mortgage and Deed of Trust. Sinking or improvement/replacement fund requirements for 1999, 2000 and 2001 have been satisfied by certification of property additions. The replacement fund requirement to be satisfied in 2002 is $334 million.

     RERC Corp. Debt Issuance. In February 2001, RERC Corp. issued $550 million of unsecured notes that bear interest at 7.75% per year and mature in February 2011. Net proceeds to RERC Corp. were $545 million. RERC Corp. used the net proceeds from the sale of the notes to pay a $400 million dividend to Reliant Energy, and for general corporate purposes. Reliant Energy used the $400 million proceeds from the dividend for general corporate purposes, including the repayment of short-term borrowings.

     Securitization. For a discussion of the securitization financing completed in October 2001, see Note 4(a).

     Purchase of Convertible Debentures. At December 31, 2000 and 2001, RERC Corp. had issued and outstanding $98 million and $86 million, respectively, aggregate principal amount ($93 million and $82 million, respectively, carrying amount) of its 6% Convertible Subordinated Debentures due 2012 (Subordinated Debentures). The holders of the Subordinated Debentures receive interest quarterly and have the right at any time on or before the maturity date thereof to convert each Subordinated Debenture into 0.65 shares of Reliant Energy common stock and $14.24 in cash. After the Restructuring, each Subordinated Debenture will be convertible into 0.65 shares of CenterPoint Energy common stock and $14.24 in cash. After the Distribution, each Subordinated Debenture will be convertible into an increased number of CenterPoint Energy shares based on a formula as provided in the relevant indenture and $14.24 in cash. During 2001, RERC Corp. purchased $11 million aggregate principal amount of its Subordinated Debentures.

     TERM Notes. RERC Corp.'s $500 million aggregate principal amount of 6 3/8% Term Enhanced ReMarketable Securities (TERM Notes) provide an investment bank with a call option, which gives it the right to have the TERM Notes redeemed from the investors on November 1, 2003 and then remarketed if it chooses to exercise the option. The TERM Notes are unsecured obligations of RERC Corp. which bear interest at an annual rate of 6 3/8% through November 1, 2003. On November 1, 2003, the holders of the TERM Notes are required to tender their notes at 100% of their principal amount. The portion of the proceeds attributable to the call option premium will be amortized over the stated term of the securities. If the option is not exercised by the investment bank, RERC Corp. will repurchase the TERM Notes at 100% of their principal amount on November 1, 2003. If the option is exercised, the TERM Notes will be remarketed on a date, selected by RERC Corp., within the 52-week period beginning November 1, 2003. During this period and prior to remarketing, the TERM Notes will bear interest at rates, adjusted weekly, based on an index selected by RERC Corp. If the TERM Notes are remarketed, the final maturity date of the TERM Notes will be November 1, 2013, subject to adjustment, and the effective interest rate on the remarketed TERM Notes will be 5.66% plus RERC Corp.'s applicable credit spread at the time of such remarketing.

     Extinguishments of Debt. During the second quarter of 2000, REPGB negotiated the repurchase of $272 million aggregate principal amount of its long-term debt for a total cost of $286 million, including $14 million in expenses. The book value of the debt repurchased was $293 million, resulting in an extraordinary gain on the early extinguishment of long-term debt of $7 million. Borrowings under a short-term

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

banking facility and proceeds from the sale of trading securities by REPGB were used to finance the debt repurchase.

     During 1999, the Company's regulated operations recorded losses from the extinguishment of debt of $22 million. There were no losses recorded from the early extinguishment of debt in 2000 and 2001. As these costs will be recovered through regulated cash flows, these costs have been deferred and a regulatory asset has been recorded. For further discussion regarding the accounting, see
Note 4(a).


(11) TRUST PREFERRED SECURITIES

     In February 1997, two Delaware statutory business trusts created by Reliant Energy (HL&P Capital Trust I and HL&P Capital Trust II) issued to the public (a) $250 million aggregate amount of preferred securities and (b) $100 million aggregate amount of capital securities, respectively. In February 1999, a Delaware statutory business trust created by Reliant Energy (REI Trust I) issued $375 million aggregate amount of preferred securities to the public. Reliant Energy accounts for REI Trust I, HL&P Capital Trust I and HL&P Capital Trust II as wholly owned consolidated subsidiaries. Each of the trusts used the proceeds of the offerings to purchase junior subordinated debentures issued by Reliant Energy having interest rates and maturity dates that correspond to the distribution rates and the mandatory redemption dates for each series of preferred securities or capital securities.

     The junior subordinated debentures are the trusts' sole assets and their entire operations. Reliant Energy considers its obligations under the Amended and Restated Declaration of Trust, Indenture, Guaranty Agreement and, where applicable, Agreement as to Expenses and Liabilities, relating to each series of preferred securities or capital securities, taken together, to constitute a full and unconditional guarantee by Reliant Energy of each trust's obligations with respect to the respective series of preferred securities or capital securities.

     The preferred securities and capital securities are mandatorily redeemable upon the repayment of the related series of junior subordinated debentures at their stated maturity or earlier redemption. Subject to some limitations, Reliant Energy has the option of deferring payments of interest on the junior subordinated debentures. During any deferral or event of default, Reliant Energy may not pay dividends on its capital stock. As of December 31, 2001, no interest payments on the junior subordinated debentures had been deferred.

     In June 1996, a Delaware statutory business trust created by RERC Corp. (RERC Trust) issued $173 million aggregate amount of convertible preferred securities to the public. RERC Corp. accounts for RERC Trust as a wholly owned consolidated subsidiary. RERC Trust used the proceeds of the offering to purchase convertible junior subordinated debentures issued by RERC Corp. having an interest rate and maturity date that correspond to the distribution rate and mandatory redemption date of the convertible preferred securities. The convertible junior subordinated debentures represent RERC Trust's sole assets and its entire operations. RERC Corp. considers its obligation under the Amended and Restated Declaration of Trust, Indenture and Guaranty Agreement relating to the convertible preferred securities, taken together, to constitute a full and unconditional guarantee by RERC Corp. of RERC Trust's obligations with respect to the convertible preferred securities.

     The convertible preferred securities are mandatorily redeemable upon the repayment of the convertible junior subordinated debentures at their stated maturity or earlier redemption. Each convertible preferred security is convertible at the option of the holder into $33.62 of cash and 1.55 shares of Reliant Energy common stock. During 2000 and 2001, convertible preferred securities of $0.3 million and $0.04 million,



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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

respectively, were converted. As of December 31, 2000 and 2001, $0.4 million liquidation amount of convertible preferred securities were outstanding. Subject to some limitations, RERC Corp. has the option of deferring payments of interest on the convertible junior subordinated debentures. During any deferral or event of default, RERC Corp. may not pay dividends on its common stock to Reliant Energy. As of December 31, 2001, no interest payments on the convertible junior subordinated debentures had been deferred.

     The outstanding aggregate liquidation amount, distribution rate and mandatory redemption date of each series of the preferred securities, convertible preferred securities or capital securities of the trusts and the identity and similar terms of each related series of junior subordinated debentures are as follows:

                           AGGREGATE
                          LIQUIDATION
                         AMOUNTS AS OF                            MANDATORY
                         DECEMBER 31,       DISTRIBUTION          REDEMPTION
TRUST                    2000 AND 2001   RATE/INTEREST RATE   DATE/MATURITY DATE   JUNIOR SUBORDINATED DEBENTURES
-----                    -------------   ------------------   ------------------   ------------------------------
                         (IN MILLIONS)
REI Trust I............      $375               7.20%           March 2048         7.20% Junior Subordinated
                                                                                   Debentures due 2048
HL&P Capital Trust I...      $250              8.125%           March 2046         8.125% Junior Subordinated
                                                                                   Deferrable Interest Debentures
                                                                                   Series A
HL&P Capital Trust           $100              8.257%          February 2037       8.257% Junior Subordinated
  II...................                                                            Deferrable Interest Debentures
                                                                                   Series B
RERC Trust.............      $  1               6.25%            June 2026         6.25% Convertible Junior
                                                                                   Subordinated Debentures due
                                                                                   2026

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(14) COMMITMENTS AND CONTINGENCIES

  (a) COMMITMENTS AND GUARANTEES

     The following information is presented separately for the Company's regulated and unregulated businesses:

RELIANT ENERGY (TO BECOME CENTERPOINT ENERGY SUBSEQUENT TO THE RESTRUCTURING)

     Capital and Environmental Commitments. Reliant Energy anticipates investing up to $397 million in capital and other special project expenditures between 2002 and 2006 for environmental compliance. Reliant Energy anticipates expenditures to be as follows (in millions):

2002........................................................  $234
2003........................................................   132
2004........................................................    28
2005........................................................     3
2006........................................................    --
                                                              ----
  Total.....................................................  $397
                                                              ====

     Fuel and Purchased Power. Fuel commitments include several long-term coal, lignite and natural gas contracts related to Texas power generation operations, which have various quantity requirements and durations that are not classified as non-trading derivatives assets and liabilities or trading and marketing assets and liabilities in the Company's Consolidated Balance Sheets as of December 31, 2001 as these contracts meet the SFAS No. 133 exception to be classified as "normal purchases contracts" (see Note 5) or do not meet the definition of a derivative. Minimum payment obligations for coal and transportation agreements that extend through 2009 are approximately $199 million in 2002, $129 million in 2003, $133 million in 2004, $137 million in 2005 and $141 million in 2006. Purchase commitments related to lignite mining and lease agreements, natural gas purchases and storage contracts, and purchased power are not material to Reliant Energy's operations. Prior to January 1, 2002, the Electric Operations business segment was allowed recovery of these costs through rates for electric service. As of December 31, 2001, some of these contracts are above market. Reliant Energy anticipates that stranded costs associated with these obligations will be recoverable through the stranded cost recovery mechanisms contained in the Texas Electric Restructuring Law. For information regarding the Texas Electric Restructuring Law, see Note 4(a).

     Reliant Energy's other long-term fuel supply commitments which have various quantity requirements and durations are not considered material either individually or in the aggregate to its results of operations or cash flows.

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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

RELIANT RESOURCES -- UNREGULATED BUSINESSES

     As of December 31, 2001, the Wholesale Energy business segment had entered into commitments associated with various non-rate regulated electric generating projects, including commitments for the purchase of combustion turbines, aggregating $440 million. In addition, the Wholesale Energy business segment has options to purchase additional generating equipment for a total estimated cost of $42 million for future generation projects. Reliant Resources is actively attempting to remarket this equipment.

     Reliant Resources is a party to several fuel supply contracts, commodity transportation contracts, and purchase power and electric capacity contracts, that have various quantity requirements and durations that are not classified as non-trading derivatives assets and liabilities or trading and marketing assets and liabilities in the Consolidated Balance Sheets as of December 31, 2001 as these contracts meet the SFAS No. 133 exception to be classified as "normal purchases contracts" (see Note 5) or do not meet the definition of a derivative. The maximum duration of any of these commitments is 21 years. Minimum purchase commitment obligations under these agreements are as follows for the next five years, as of December 31, 2001 (in millions):

                                                                              PURCHASED POWER
                                                                              AND ELECTRIC AND
                                                             TRANSPORTATION     GAS CAPACITY
                                          FUEL COMMITMENTS    COMMITMENTS       COMMITMENTS
                                          ----------------   --------------   ----------------
2002....................................        $105              $ 45              $315
2003....................................          39                84               119
2004....................................          45               101                61
2005....................................          45               101                61
2006....................................          45               101                61
                                                ----              ----              ----
  Total.................................        $279              $432              $617
                                                ====              ====              ====

     The maximum duration under any individual fuel supply contract and transportation contract is 18 years and 21 years, respectively.

     Reliant Resources' aggregate electric capacity commitments, including capacity auction products, are for 7,496 MW, 1,800 MW, 1,000 MW, 1,000 MW and 1,000 MW for 2002, 2003, 2004, 2005 and 2006, respectively. The maximum duration under any individual commitment is five years. Included in the above purchase power and electric capacity commitments are amounts to be acquired from Texas Genco in 2002 and 2003 of $213 million and $57 million, respectively.

     As of December 31, 2001, Reliant Resources has commitments, including electric energy and capacity sale contracts and district heating contracts (see
Note 14(h)) which are not classified as non-trading derivative assets and liabilities or trading and marketing assets and liabilities in the Consolidated Balance Sheets as these contracts meet the SFAS No. 133 exception to be classified as "normal sales contracts" or do not meet the definition of a derivative. The estimated minimum sale commitments under these contracts are $450 million, $211 million, $194 million, $174 million and $159 million in 2002, 2003, 2004, 2005 and 2006, respectively.

     In addition, in January 2002, Reliant Resources began providing retail electric services to approximately 1.5 million residential and small commercial customers previously served by Reliant Energy's electric utility division. Within Reliant Energy's electric utility division's territory, prices that may be charged to residential and small commercial customers by this retail electric service provider are subject to a fixed, specified price (price to beat) at the outset of retail competition. The Texas Utility Commission's regulations allow this retail electric provider to adjust its price to beat fuel factor based on a percentage change in the price of natural gas. In addition, the retail electric provider may also request an adjustment as a result of changes in its price of purchased energy. The retail electric provider may request that its price to beat be adjusted twice a year.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

Reliant Resources will not be permitted to sell electricity to residential and small commercial customers in the incumbent's traditional service territory at a price other than the price to beat until January 1, 2005, unless before that date the Texas Utility Commission determines that 40% or more of the amount of electric power that was consumed in 2000 by the relevant class of customers is committed to be served by other retail electric providers.

     Reliant Resources guarantees the performance of certain of its subsidiaries' trading and hedging obligations. As of December 31, 2001, the fixed maximum amount of such guarantees was $4.7 billion. In addition, Reliant Resources has issued letters of credit totaling $51 million in connection with its trading activities. Reliant Resources does not consider it likely that it would be required to perform or otherwise incur any losses associated with these guarantees.

     In addition to the above discussions, Reliant Resources' other commitments have various quantity requirements and durations and are not considered material either individually or in the aggregate to its results of operations or cash flows.

  (b) LEASE COMMITMENTS

     In August 2000, the Company, entered into separate sale-leaseback transactions with each of three owner-lessors covering the subsidiaries' respective 16.45%, 16.67% and 100% interests in the Conemaugh, Keystone and Shawville generating stations, respectively, acquired in the REMA acquisition. As lessee, the Company leases an interest in each facility from each owner-lessor under a facility lease agreement. The equity interests in all the subsidiaries of REMA are pledged as collateral for REMA's lease obligations. In addition, the subsidiaries have guaranteed the lease obligations. The lease documents contain restrictive covenants that restrict REMA's ability to, among other things, make dividend distributions unless REMA satisfies various conditions. The covenant restricting dividends would be suspended if the direct or indirect parent of REMA, meeting specified criteria, including having a rating on REMA's long-term unsecured senior debt of at least BBB from Standard and Poor's and Baa2 from Moody's, guarantees the lease obligations. The Company will make lease payments through 2029. The lease term expires in 2034. As of December 31, 2001, REMA had $167 million of restricted funds that are available for REMA's working capital needs and to make future lease payments, including a lease payment of $55 million which was made in January 2002.

     In the first quarter of 2001, Reliant Resources entered into tolling arrangements with a third party to purchase the rights to utilize and dispatch electric generating capacity of approximately 1,100 MW extending through 2012. This electricity will be generated by two gas-fired, simple-cycle peaking plants, with fuel oil backup which are being constructed by a tolling partner. Reliant Resources anticipates construction to be completed by the summer of 2002, at which time Reliant Resources will commence tolling payments. The tolling arrangements qualify as operating leases.

     In February 2001, the Company entered into a lease for office space for Reliant Resources in a building under construction. The lease agreement was assigned by the Company to Reliant Resources by an assignment and assumption agreement in June 2001. The lease term, which commences in the second quarter 2003, is 15 years with two five-year renewal options. Reliant Resources has the right to name the building.

     The following table sets forth information concerning the Company's obligations under non-cancelable long-term operating leases at December 31, 2001, which primarily relate to the REMA leases mentioned above. Other non-cancelable, long-term operating leases for Reliant Energy and Reliant Resources principally

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES consist of tolling arrangements, as discussed above, rental agreements for building space, data processing equipment and vehicles, including major work equipment.

                                  REMA SALE-LEASE   RELIANT RESOURCES   RELIANT ENERGY
                                    OBLIGATION            OTHER             OTHER        TOTAL
                                  ---------------   -----------------   --------------   ------
                                                          (IN MILLIONS)
2002............................      $  136              $ 52               $ 14        $  202
2003............................          77                72                 12           161
2004............................          84                87                  7           178
2005............................          75                89                  6           170
2006............................          64                90                  5           159
2007 and beyond.................       1,124               469                 66         1,659
                                      ------              ----               ----        ------
  Total.........................      $1,560              $859               $110        $2,529
                                      ======              ====               ====        ======

     Total lease expense for all operating leases was $39 million, $62 million and $112 million during 1999, 2000 and 2001, respectively. During 2001, the Company made lease payments related to the REMA lease of $259 million. As of December 31, 2001, the Company had recorded a prepaid lease obligation related to the REMA sale-leaseback of $59 million and $122 million in other current assets and other long-term assets, respectively.

  (c) CROSS BORDER LEASES

     During the period from 1994 through 1997, under cross border lease transactions, REPGB leased several of its power plants and related equipment and turbines to non-Netherlands based investors (the head leases) and concurrently leased the facilities back under sublease arrangements with remaining terms as of December 31, 2001 of 1 to 23 years. REPGB utilized proceeds from the head lease transactions to prepay its sublease obligations and to provide a source for payment of end of term purchase options and other financial undertakings. The initial sublease obligations totaled $2.4 billion of which $1.6 billion remained outstanding as of December 31, 2001. These transactions involve REPGB providing to a foreign investor an ownership right in (but not necessarily title to) an asset, with a leaseback of that asset. The net proceeds to REPGB of the transactions were recorded as a deferred gain and are currently being amortized to income over the lease terms. At December 31, 2000 and 2001, the unamortized deferred gain on these transactions totaled $77 million and $68 million, respectively. The power plants, related equipment and turbines remain on the financial statements of REPGB and continue to be depreciated.

     REPGB is required to maintain minimum insurance coverages, perform minimum annual maintenance and, in specified situations, post letters of credit. REPGB's shareholder is subject to some restrictions with respect to the liquidation of REPGB's shares. In the case of early termination of these contracts, REPGB would be contingently liable for some payments to the sublessors, which at December 31, 2001, are estimated to be $272 million. Starting in March 2000, REPGB was required by some of the lease agreements to obtain standby letters of credit in favor of the sublessors in the event of early termination. The amount of the required letters of credit was $272 million as of December 31, 2001. Commitments for these letters of credit have been obtained as of December 31, 2001.

  (d) NAMING RIGHTS TO HOUSTON SPORTS COMPLEX

     In October 2000, Reliant Resources acquired the naming rights for the new football stadium for the Houston Texans, the National Football League's newest franchise. In addition, the naming rights cover the entertainment and convention facilities included in the stadium complex. The agreement extends for 32 years. In addition to naming rights, the agreement provides Reliant Resources with significant sponsorship rights.

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

The aggregate cost of the naming rights will be approximately $300 million. During the fourth quarter of 2000, Reliant Resources incurred an obligation to pay $12 million in order to secure the long-term commitment and for the initial advertising of which $10 million was expensed in the Statement of Consolidated Income in 2000. Starting in 2002, when the new stadium is operational, Reliant Resources will pay $10 million each year through 2032 for annual advertising under this agreement.

  (e) TRANSPORTATION AGREEMENT

     A subsidiary of RERC Corp. had an agreement (ANR Agreement) with ANR Pipeline Company (ANR) that contemplated that this subsidiary would transfer to ANR an interest in some of RERC Corp.'s pipeline and related assets. As of December 31, 2000 and 2001, the Company had recorded $41 million in other long-term liabilities in the Company's Consolidated Balance Sheets to reflect the Company's obligation to ANR for the use of 130 million cubic feet (Mmcf)/day of capacity in some of the Company's transportation facilities. The level of transportation will decline to 100 Mmcf/day in the year 2003 with a refund of $5 million to ANR. The ANR Agreement will terminate in 2005 with a refund of $36 million.

  (f) LEGAL, ENVIRONMENTAL AND OTHER REGULATORY MATTERS

  Legal Matters

     Reliant Energy HL&P Municipal Franchise Fee Lawsuits. In February 1996, the cities of Wharton, Galveston and Pasadena filed suit, for themselves and a proposed class of all similarly situated cities in Reliant Energy HL&P's service area, against Reliant Energy and Houston Industries Finance, Inc. (formerly a wholly owned subsidiary of Reliant Energy) alleging underpayment of municipal franchise fees. Plaintiffs claim that they are entitled to 4% of all receipts of any kind for business conducted within these cities over the previous four decades. Because the franchise ordinances at issue affecting Reliant Energy HL&P expressly impose fees only on its own receipts and only from sales of electricity for consumption within a city, the Company regards all of plaintiffs' allegations as spurious and is vigorously contesting the case. The plaintiffs' pleadings asserted that their damages exceeded $250 million. The 269th Judicial District Court for Harris County granted partial summary judgment in favor of Reliant Energy dismissing all claims for franchise fees based on sales tax collections. Other motions for partial summary judgment were denied. A six-week jury trial of the original claimant cities (but not the class of cities) ended on April 4, 2000 (Three Cities case). Although the jury found for Reliant Energy on many issues, they found in favor of the original claimant cities on three issues, and assessed a total of $4 million in actual and $30 million in punitive damages. However, the jury also found in favor of Reliant Energy on the affirmative defense of laches, a defense similar to a statute of limitations defense, due to the original claimant cities having unreasonably delayed bringing their claims during the 43 years since the alleged wrongs began.

     The trial court in the Three Cities case granted most of Reliant Energy's motions to disregard the jury's findings. The trial court's rulings reduced the judgment to $1.7 million, including interest, plus an award of $13.7 million in legal fees. In addition, the trial court granted Reliant Energy's motion to decertify the class and vacated its prior orders certifying a class. Following this ruling, 45 cities filed individual suits against Reliant Energy in the District Court of Harris County.

     The Three Cities case has been appealed. The Company believes that the $1.7 million damage award resulted from serious errors of law and that it will be set aside by the Texas appellate courts. In addition, the Company believes that because of an agreement between the parties limiting fees to a percentage of the damages, reversal of the award of $13.7 million in attorneys' fees in the Three Cities case is probable.

     The extent to which issues in the Three Cities case may affect the claims of the other cities served by Reliant Energy HL&P cannot be assessed until judgments are final and no longer subject to appeal. However, the trial court's rulings disregarding most of the jury's findings are consistent with Texas Supreme Court

                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES opinions over the past decade. The Company estimates the range of possible outcomes for the plaintiffs to be between zero and $18 million inclusive of interest and attorneys' fees.

     California Wholesale Market. Reliant Energy, Reliant Energy Services, REPG and several other subsidiaries of Reliant Resources, as well as three officers of some of these companies, have been named as defendants in class action lawsuits and other lawsuits filed against a number of companies that own generation plants in California and other sellers of electricity in California markets. Pursuant to the terms of the master separation agreement between Reliant Energy and Reliant Resources (see Note 4(c)), Reliant Resources has agreed to indemnify Reliant Energy for any damages arising under these lawsuits and may elect to defend these lawsuits at its own expense. Three of these lawsuits were filed in the Superior Court of the State of California, San Diego County; two were filed in the Superior Court in San Francisco County; and one was filed in the Superior Court of Los Angeles County. While the plaintiffs allege various violations by the defendants of state antitrust laws and state laws against unfair and unlawful business practices, each of the lawsuits is grounded on the central allegation that defendants conspired to drive up the wholesale price of electricity. In addition to injunctive relief, the plaintiffs in these lawsuits seek treble the amount of damages alleged, restitution of alleged overpayments, disgorgement of alleged unlawful profits for sales of electricity, costs of suit and attorneys' fees. The cases were initially removed to federal court and were then assigned to Judge Robert H. Whaley, United States District Judge, pursuant to the federal procedures for multi-district litigation. On July 30, 2000, Judge Whaley remanded the cases to state court. Upon remand to state court, the cases were assigned to Superior Court Judge Janis L. Sammartino pursuant to the California state coordination procedures. On March 4, 2002, Judge Sammartino adopted a schedule proposed by the parties that would result in a trial beginning on March 1, 2004. On March 8, 2002, the plaintiffs filed a single, consolidated complaint naming numerous defendants, including Reliant Energy Services and other Reliant Resources' subsidiaries, that restated the allegations described above and alleged that damages against all defendants could be as much as $1 billion.

     Plaintiffs have voluntarily dismissed Reliant Energy from two of the three class actions in which it was named as a defendant. The ultimate outcome of the lawsuits cannot be predicted with any degree of certainty at this time. However, the Company believes, based on its analysis to date of the claims asserted in these lawsuits and the underlying facts, that resolution of these lawsuits will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     On March 11, 2002, the California Attorney General filed a civil lawsuit in San Francisco Superior Court naming Reliant Energy, Reliant Resources, Reliant Energy Services, REPG, and several other subsidiaries of Reliant Resources as defendants. Pursuant to the terms of the master separation agreement between Reliant Energy and Reliant Resources (see Note 4(c)), Reliant Resources has agreed to indemnify Reliant Energy for any damages arising under these lawsuits and may elect to defend these lawsuits at its own expense. The Attorney General alleges various violations by the defendants of state laws against unfair and unlawful business practices arising out of transactions in the markets for ancillary services run by the California Independent System Operator (Cal ISO). In addition to injunctive relief, the Attorney General seeks restitution and disgorgement of alleged unlawful profits for sales of electricity, and civil penalties. The ultimate outcome of this lawsuit cannot be predicted with any degree of certainty at this time.

     On March 19, 2002, the California Attorney General filed a complaint with the FERC naming Reliant Energy Services and "all other public utility sellers" in California as defendants. The complaint alleges that sellers with market-based rates have violated their tariffs by not filing with the FERC transaction-specific information about all of their sales and purchases at market-based rates. The California Attorney General argues that, as a result, all past sales should be subject to refund if found to be above just and reasonable levels. The ultimate outcome of this complaint proceeding cannot be predicted with any degree of certainty at this time. However, the Company believes, based on its analysis to date of the claims asserted in the complaint, the underlying facts, and the relevant statutory and regulatory provisions, that resolution of this



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lawsuit will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

     Natural Gas Measurement Lawsuits. In 1997, a suit was filed under the Federal False Claim Act against RERC and certain of its subsidiaries alleging mismeasurement of natural gas produced from federal and Indian lands. The suit seeks undisclosed damages, along with statutory penalties, interest, costs, and fees. The complaint is part of a larger series of complaints filed against 77 natural gas pipelines and their subsidiaries and affiliates. An earlier single action making substantially similar allegations against the pipelines was dismissed by the U.S. District Court for the District of Columbia on grounds of improper joinder and lack of jurisdiction. As a result, the various individual complaints were filed in numerous courts throughout the country. This case was consolidated, together with the other similar False Claim Act cases filed and transferred to the District of Wyoming. Motions to dismiss were denied. The defendants intend to vigorously contest this case.

     In addition, RERC, REGT, REFS and MRT have been named as defendants in a class action filed in May 1999 against approximately 245 pipeline companies and their affiliates. The plaintiffs in the case purport to represent a class of natural gas producers and fee royalty owners who allege that they have been subject to systematic gas mismeasurement by the defendants, including certain Reliant Energy entities, for more than 25 years. The plaintiffs seek compensatory damages, along with statutory penalties, treble damages, interest, costs and fees. The action is currently pending in state court in Stevens County, Kansas. Plaintiffs initially sued Reliant Energy Services, but that company was dismissed without prejudice on June 8, 2001. Other Reliant Energy entities that were misnamed or duplicative have also been dismissed. MRT and REFS have filed motions to dismiss for lack of personal jurisdiction and are currently responding to discovery on personal jurisdiction. All four Reliant Energy defendants have joined in a motion to dismiss.

     The defendants plan to raise significant affirmative defenses based on the terms of the applicable contracts, as well as on the broad waivers and releases in take or pay settlements that were granted by the producer-sellers of natural gas who are putative class members.

  Environmental Matters

     Clean Air Standards. The Company has participated in a lawsuit against the Texas Natural Resource Conservation Commission (TNRCC) regarding the limitation of the emission of oxides of nitrogen (NOx) in the Houston area. A settlement of the lawsuit was reached with the TNRCC in the second quarter of 2001 and revised emissions limitations were adopted by the TNRCC in the third quarter of 2001. The revised limitations provide for an increase in allowable NOx emissions, compared to the original TNRCC requirements, through 2004. Further emission reduction requirements may or may not be required through 2007, depending upon the outcome of further investigations of regional air quality issues. To achieve the TNRCC NOx reduction requirements, the Company anticipates investing up to $721 million in capital and other special project expenditures by 2004, including costs incurred through December 31, 2001, and potentially up to an additional $88 million between 2004 and 2007. The Texas Electric Restructuring Law provides for stranded cost recovery for expenditures incurred before May 1, 2003 to achieve the NOx reduction requirements.

     Hydrocarbon Contamination. On August 24, 2001, 37 plaintiffs filed suit against Reliant Energy Gas Transmission Company, Inc., Reliant Energy Pipeline Services, Inc., RERC, Reliant Energy Services, Inc., other Reliant Energy entities and third parties (Docket No. 460, 916-Div. "B"), in the 1st Judicial District Court, Caddo Parish, Louisiana. The petition has now been supplemented five times. As of March 11, 2002, there were 628 plaintiffs, a majority of whom are Louisiana residents who live near the Wilcox Aquifer. In addition to the Reliant Energy entities, the plaintiffs have sued the State of Louisiana through its Department of Environmental Quality, several individuals, some of whom are present employees of the State of Louisiana, the Bayou South Gas Gathering Company, L.L.C., Martin Timber Company, Inc., and several trusts.



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     The suit alleges that, at some unspecified date prior to 1985, the defendants allowed or caused hydrocarbon or chemical contamination of the Wilcox Aquifer which lies beneath property owned or leased by the defendants and which is the sole or primary drinking water aquifer in the area. The primary source of the contamination is alleged by the plaintiffs to be a gas processing facility in Haughton, Bossier Parish, Louisiana known as the "Sligo Facility." This facility was purportedly used for gathering natural gas from surrounding wells, separating gasoline and hydrocarbons from the natural gas for marketing, and transmission of natural gas for distribution. This site was originally leased and operated by predecessors of Reliant Energy Gas Transmission Company in the late 1940s and was operated until Arkansas Louisiana Gas Company ceased operations of the plant in the late 1970s.

     Beginning about 1985, the predecessors of certain Reliant Energy defendants engaged in a voluntary remediation of any subsurface contamination of the groundwater below the property they own or lease. This work has been done in conjunction with and under the direction of the Louisiana Department of Environmental Quality. The plaintiffs seek monetary damages for alleged damage to the aquifer underlying their property, unspecified alleged personal injuries, alleged fear of cancer, alleged property damage or dimunition of value of their property, and in addition seek damages for trespass, punitive, and exemplary damages. The quantity of monetary damages sought is unspecified. As of December 31, 2001, the Company is unable to estimate the monetary damages, if any, that the plaintiffs may be awarded in this matter.

     Manufactured Gas Plant Sites. RERC and its predecessors operated a manufactured gas plant (MGP) until 1960 adjacent to the Mississippi River in Minnesota, formerly known as Minneapolis Gas Works (MGW). RERC has substantially completed remediation of the main site other than ongoing water monitoring and treatment. The manufactured gas was stored in separate holders. RERC is negotiating clean-up of one such holder. There are six other former MGP sites in the Minnesota service territory. Remediation has been completed on one site. Of the remaining five sites, RERC believes that two were neither owned nor operated by RERC. RERC believes it has no liability with respect to the sites it neither owned nor operated.

     At December 31, 2000 and 2001, RERC had accrued $18 million and $23 million, respectively, for remediation of the Minnesota sites. At December 31, 2001, the estimated range of possible remediation costs was $11 million to $49 million. The cost estimates of the MGW site are based on studies of that site. The remediation costs for the other sites are based on industry average costs for remediation of sites of similar size. The actual remediation costs will be dependent upon the number of sites remediated, the participation of other potentially responsible parties (PRP), if any, and the remediation methods used.

     Issues relating to the identification and remediation of MGPs are common in the natural gas distribution industry. The Company has received notices from the United States Environmental Protection Agency and others regarding its status as a PRP for other sites. Based on current information, the Company has not been able to quantify a range of environmental expenditures for potential remediation expenditures with respect to other MGP sites.

     Other Minnesota Matters. At December 31, 2000 and 2001, RERC had recorded accruals of $4 million and $5 million, respectively for other environmental matters in Minnesota for which remediation may be required. At December 31, 2001 the estimated range of possible remediation costs was $4 million to $8 million.

     Mercury Contamination. The Company's pipeline and distribution operations have in the past employed elemental mercury in measuring and regulating equipment. It is possible that small amounts of mercury may have been spilled in the course of normal maintenance and replacement operations and that these spills may have contaminated the immediate area with elemental mercury. This type of contamination has been found by the Company at some sites in the past, and the Company has conducted remediation at sites found to be contaminated. Although the Company is not aware of additional specific sites, it is possible that other contaminated sites may exist and that remediation costs may be incurred for these sites. Although the total



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amount of these costs cannot be known at this time, based on experience by the
Company and that of others in the natural gas industry to date and on the current regulations regarding remediation of these sites, the Company believes that the costs of any remediation of these sites will not be material to the Company's financial position, results of operations or cash flows.

     REMA Ash Disposal Site Closures and Site Contaminations. Under the agreement to acquire REMA (see Note 3(a)), the Company became responsible for liabilities associated with ash disposal site closures and site contamination at the acquired facilities in Pennsylvania and New Jersey prior to a plant closing, except for the first $6 million of remediation costs at the Seward Generating Station. A prior owner retained liabilities associated with the disposal of hazardous substances to off-site locations prior to November 24, 1999. As of December 31, 2000 and 2001, REMA has liabilities associated with six future ash disposal site closures and six current site investigations and environmental remediations. The Company has recorded its estimate of these environmental liabilities in the amount of $36 million as of December 31, 2000 and 2001. The Company expects approximately $16 million will be paid over the next five years.

     REPGB Asbestos Abatement and Soil Remediation. Prior to the Company's acquisition of REPGB (see Note 3(b)), REPGB had a $25 million obligation primarily related to asbestos abatement, as required by Dutch law, and soil remediation at six sites. During 2000, the Company initiated a review of potential environmental matters associated with REPGB's properties. REPGB began remediation in 2000 of the properties identified to have exposed asbestos and soil contamination, as required by Dutch law and the terms of some leasehold agreements with municipalities in which the contaminated properties are located. All remediation efforts are to be fully completed by 2005. As of December 31, 2000 and 2001, the recorded estimated undiscounted liability for this asbestos abatement and soil remediation was $24 million and $18 million, respectively.

     Other. From time to time the Company has received notices from regulatory authorities or others regarding its status as a PRP in connection with sites found to require remediation due to the presence of environmental contaminants. The Company has from time to time received notices from regulatory authorities regarding alleged noncompliance with environmental regulatory requirements. In addition, the Company has been named as a defendant in litigation related to allegedly contaminated sites and in recent years has been named, along with numerous others, as a defendant in several lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos while working at sites along the Texas Gulf Coast. Most of these claimants have been workers who participated in construction of various industrial facilities, including power plants, and some of the claimants have worked at locations owned by the Company. The Company anticipates that additional claims like those received may be asserted in the future and intends to continue vigorously contesting claims which it does not consider to have merit. Although their ultimate outcome cannot be predicted at this time, the Company does not believe, based on its experience to date, that these matters, either individually or in the aggregate, will have a material adverse effect on the Company's financial position, results of operations or cash flows.

  Other Matters

     The Company is involved in other legal, environmental, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies regarding matters arising in the ordinary course of business. Some of these proceedings involve substantial amounts. The Company's management regularly analyzes current information and, as necessary, provides accruals for probable liabilities on the eventual disposition of these matters. The Company's management believes that the disposition of these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.



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  (g) CALIFORNIA WHOLESALE MARKET UNCERTAINTY.

     Receivables. During portions of 2000 and 2001, prices for wholesale electricity in California increased dramatically as a result of a combination of factors, including higher natural gas prices and emission allowance costs, reduction in available hydroelectric generation resources, increased demand, decreased net electric imports and limitations on supply as a result of maintenance and other outages. The resulting supply and demand imbalance disproportionately impacted California utilities that relied too heavily on short-term power markets to meet their load requirements. Although wholesale prices increased, California's deregulation legislation kept retail rates frozen at 10% below 1996 levels for two of California's public utilities, Pacific Gas and Electric (PG&E) and Southern California Edison Company (SCE), until rates were raised by the California Public Utilities Commission (CPUC) early in 2001.

     Due to the disparity between wholesale and retail rates, the credit ratings of PG&E and SCE fell below investment grade. Additionally, PG&E filed for protection under the bankruptcy laws on April 6, 2001. As a result, PG&E and SCE are no longer considered creditworthy and since January 17, 2001 have not directly purchased power from third-party suppliers through the Cal ISO to serve their net short load. Pursuant to emergency legislation enacted by the California Legislature, the California Department of Water Resources (CDWR) has negotiated and purchased power through short and long-term contracts on behalf of PG&E and SCE to meet their net short loads. In December 2001, the CDWR began making payments to the Cal ISO for real-time transactions. The CDWR has now made payment through the Cal ISO for most real-time energy deliveries subsequent to January 17, 2001.

     In addition, certain contracts intended to serve as collateral for sales to the California Power Exchange (Cal PX) were seized by California Governor Gray Davis in February 2001. The Ninth Circuit Court of Appeals subsequently ruled that Governor Davis' seizure of these contracts was wrongful. The Company has filed a lawsuit, currently pending in California, to require the state of California to compensate it for the seizure of these contracts. Although SCE made a payment on March 1, 2002 to the Cal PX that included amounts it owed to the Company under these contracts, the Company is still seeking to recover the market value of the contracts at the time they were seized by Governor Davis, which was significantly higher than the contract value, and to collect amounts owed as a result of payment defaults by PG&E under the contracts. The timing and ultimate resolution of these claims is uncertain at this time.

     On September 20, 2001, PG&E filed a Plan of Reorganization and an accompanying disclosure statement with the bankruptcy court. Under this plan, PG&E would pay all allowed creditor claims in full, through a combination of cash and long-term notes. Components of the plan will require the approval of the FERC, the SEC and the Nuclear Energy Regulatory Commission, in addition to the bankruptcy court. PG&E has stated it seeks to have this plan confirmed by December 31, 2002. A number of parties are contesting PG&E's reorganization plan, including a number of California parties and agencies. The bankruptcy judge in the PG&E case has ordered that the CPUC may file a competing plan. The details of the CPUC's proposal are unknown at this time. The ability of PG&E to have its reorganization plan confirmed, including the provision providing for the payment in full of unsecured creditors, is uncertain at this time.

     On October 5, 2001, a federal district court in California entered a stipulated judgment approving a settlement between SCE and the CPUC in an action brought by SCE regarding the recovery of its wholesale power costs under the filed rate doctrine. Under the stipulated judgment, a rate increase approved earlier in 2001 will remain in place until the earlier of SCE recovering $3.3 billion or December 31, 2002. After that date, the CPUC will review the sufficiency of retail rates through December 31, 2005. A consumer organization has appealed the judgment to the Ninth Circuit Court of Appeals, and no hearing has been held to date. Under the stipulated judgment, any settlement with SCE's creditors that is entered into after March 1, 2002 must be approved by the CPUC. The Company has appealed this provision of the judgment. On March 1, 2002, SCE made a payment to the Cal PX that included amounts it owed the Company. The Company has made a filing with FERC seeking an order providing for the disbursement of the funds owed to



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the suppliers. The FERC and the bankruptcy court governing the Cal PX bankruptcy proceedings are considering how to dispense this money and it remains uncertain when those funds will be paid over to the Company.

     As of December 31, 2000, the Company was owed a total of $282 million by the Cal PX and the Cal ISO. As of December 31, 2001, the Company was owed a total of $302 million by the Cal ISO, the Cal PX, the CDWR, and California Energy Resources Scheduling for energy sales in the California wholesale market during the fourth quarter of 2000 through December 31, 2001. From January 1, 2002 through March 26, 2002, the Company has collected $45 million of these receivable balances. As of December 31, 2001, the Company had a pre-tax provision of $68 million against receivable balances related to energy sales in the California market, including $39 million recorded in 2000 and $29 million recorded in 2001. Management will continue to assess the collectability of these receivables based on further developments affecting the California electricity market and the market participants described herein.

     FERC Market Mitigation. In response to the filing of a number of complaints challenging the level of wholesale prices, the FERC initiated a staff investigation and issued a number of orders implementing a series of wholesale market reforms. Under these orders, and subject to review and adjustment based on the pending refund proceeding described below, the Company may face an as yet undetermined amount of refund liability. See "-- FERC Refunds" below. Under these orders, for the period January 1, 2001 through June 19, 2001, approximately $20 million of the $149 million charged by the Company for sales in California to the Cal ISO and the Cal PX were identified as being subject to possible refunds. During the second quarter of 2001, the Company accrued refunds of $15 million, $3 million of which had been previously expensed during the first quarter of 2001.

     On April 26, 2001, the FERC issued an order replacing the previous price review procedures and establishing a market monitoring and mitigation plan, effective May 29, 2001, for the California markets. The plan establishes a cap on prices during periods when power reserves fall below 7% in the Cal ISO (reserve deficiency periods). The Cal ISO is instructed to use data submitted confidentially by gas-fired generators in California and daily indices of natural gas and emissions allowance costs to establish the market-clearing price in real-time based on the marginal cost of the highest-cost generator called to run. The plan also requires generators in California to offer all their available capacity for sale in the real-time market, and conditions sellers' market-based rate authority such that sellers engaging in certain bidding practices will be subject to increased scrutiny by the FERC, potential refunds and even revocation of their market-based rate authority.

     On June 19, 2001, the FERC issued an order modifying the market monitoring and mitigation plan adopted in its April 26 order, to apply price controls to all hours, instead of just hours of low operating reserve, and to extend the mitigation measures to other Western states in addition to California, including Arizona, Colorado, Idaho, Montana, Nevada, New Mexico, Oregon, Utah, Washington and Wyoming. The FERC set July 2, 2001 as the refund effective date for sales subject to the price mitigation plan throughout the West region. This means that transactions after that date may be subject to refund if found to be unjust or unreasonable. The proxy market clearing price calculated by the Cal ISO will apply during periods of reserve deficiency to all sales in the Cal ISO and Western spot markets. In non-reserve deficiency hours in California, the maximum price in California and the other Western states will be capped at 85% of the highest Cal ISO hourly market clearing price established during the most recent reserve deficiency period. Sellers other than marketers will be allowed to bid higher than the maximum prices, but such bids are subject to justification and potential refund. Justification of higher prices is limited to establishing higher actual gas costs than the proxy calculation averages and making a showing that conditions in natural gas markets changed significantly. The modified monitoring and mitigation plan went into effect June 20, 2001, and will terminate on September 30, 2002, covering two summer peak seasons, or approximately 16 months.

     On December 19, 2001, the FERC issued a series of orders on price mitigation in California and the West region. These orders largely maintained existing mitigation mechanisms, but did make a temporary modifica-



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tion to the way that mitigated market clearing prices will be set during the winter months, allowing the maximum prices to rise if gas prices rise. The FERC removed the requirement that non-reserve deficiency prices be limited to 85% of the most recent reserve deficiency prices, allowing prices to rise to a mitigated clearing price of $108/MWh (above which price transactions must be justified as described above). In addition, the FERC determined that if gas prices in California rise by 10%, the mitigated price may be revised to take that change into account. The formula will then track subsequent cumulative changes of at least 10%, but may not fall below a maximum price of $108/MWh. This modification is effective December 20, 2001 through April 30, 2002, at which point the previous mitigation formula is reinstated.

     Also, the December 19 orders affirm the June 19 order's requirement that generators must offer all available capacity for sale in the real-time market. As a result of this requirement, the Company's opportunity to sell ancillary services in the West region in the future may be reduced. During 2001, the Company recorded $42 million in revenues related to ancillary services in the West region.

     In addition to the impact on ancillary services sales, certain aspects of the December 19, 2001 orders may have retroactive application that may affect prices charged in the West region since June 21, 2001. Because the precise application of the December 19, 2001 order is not known at this time, the Company cannot anticipate the resulting impact on earnings.

     The Company believes that while the mitigation plan will reduce volatility in the market, the Company will nevertheless be able to profitably operate its facilities in the West. Additionally, as noted above, the mitigation plan allows sellers, such as the Company, to justify prices above the proxy price. However, previous efforts by the Company to justify prices above the proxy price have been rejected by the FERC and there is no certainty that the FERC will allow for the recovery of costs above the proxy price. Finally, any adverse impacts of the mitigation plan on the Company's operations would be mitigated, in part, by the Company's forward hedging activities.

     FERC Refunds. The FERC issued an order on July 25, 2001 adopting a refund methodology and initiating a hearing schedule to determine (1) revised mitigated prices for each hour from October 2, 2000 through June 20, 2001; (2) the amount owed in refunds by each supplier according to the methodology (these amounts may be in addition to or in place of the refund amounts previously determined by the
FERC); and (3) the amount currently owed to each supplier. The amounts of any refunds will be determined by the FERC after the conclusion of the hearing process. On December 19, 2001, the FERC issued an order modifying the methodology to be used to determine refund amounts. The schedule currently anticipates that the Administrative Law Judge will make his refund amount recommendations to the FERC in October 2002. However, the Company does not know when the FERC will issue its final decision. The Company has not reserved any amounts for potential future refund liability resulting from the FERC refund hearing, nor can it currently predict the amount of these potential refunds, if any, because the methodology used to calculate these refunds is not final and will depend on information that is still subject to review and challenge in the hearing process. Any refunds that are determined in the FERC proceeding will likely be offset against unpaid amounts owed, if any, to the Company for its prior sales.

     On November 20, 2001, the FERC instituted an investigation under Section 206 of the Federal Power Act regarding the tariffs of all sellers with market-based rates authority, including the Company. In this proceeding, the FERC conditions the market-based rate authority of all sellers on their not engaging in anti-competitive behavior. Such condition will apply upon a further order from FERC establishing a refund effective date. This condition allows the FERC, if it determines that a seller has engaged in anti-competitive behavior subsequent to the start of the refund effective period, to order refunds back to the date of such behavior. The FERC invited comments regarding this proposal, and the Company has filed comments in opposition to the proposal. On March 11, 2002, the FERC's Staff held a conference with market participants to discuss the comments FERC has received, and possible modification of the proposed conditions to address concerns raised in the comments while protecting consumers against anticompetitive behavior. The timing of



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further action by FERC is uncertain. If the FERC does not modify or reject its proposed approach for dealing with anti-competitive behavior, the Company's future earnings may be affected by the open-ended refund obligation.

     On February 13, 2002, the FERC issued an order initiating a staff investigation into potential manipulation of electric and natural gas prices in the Western region for the period January 1, 2000 forward. While this order does not propose any action against the Company, if the investigation results in findings that markets were dysfunctional during this period, those findings may be used in support of existing or future claims by the FERC or others that prices in the Company's long-term contracts entered into after January 1, 2000 for sales in the West region should be altered.

     Other Investigations. In addition to the FERC investigation discussed above, several state and other federal regulatory investigations and complaints have commenced in connection with the wholesale electricity prices in California and other neighboring Western states to determine the causes of the high prices and potentially to recommend remedial action. In California, the California State Senate and the California Office of the Attorney General have separate ongoing investigations into the high prices and their causes. Although these investigations have not been completed and no findings have been made in connection with either of them, the California Attorney General has filed a civil lawsuit in San Francisco Superior Court alleging that the Company has violated state laws against unfair and unlawful business practices and a complaint with the FERC alleging the Company violated the terms of its tariff with the FERC (see Note 14(f)). Adverse findings or rulings could result in punitive legislation, sanctions, fines or even criminal charges against the Company or its employees. The Company is cooperating with both investigations and has produced a substantial amount of information requested in subpoenas issued by each body. The Washington and Oregon attorneys general have also begun similar investigations.

     Legislative Efforts. Since the inception of the California energy crisis, various pieces of legislation, including tax proposals, have been introduced in the U.S. Congress and the California Legislature addressing several issues related to the increase in wholesale power prices in 2000 and 2001. For example, a bill was introduced in the California legislature that would have created a "windfall profits" tax on wholesale electricity sales and would subject exempt wholesale generators, such as the Company's subsidiaries that own generation facilities in California, to regulation by the CPUC as "public utilities." To date, only a few energy-related bills have passed and the Company does not believe that the legislation that has been enacted to date on these issues will have a material adverse effect on the Company. However, it is possible that legislation could be enacted on either the state or federal level that could have a material adverse effect on the Company's financial condition, results of operations and cash flows.

  (h) INDEMNIFICATION OF STRANDED COSTS

     Background. In January 2001, the Dutch Electricity Production Sector Transitional Arrangements Act (Transition Act) became effective and, among other things, allocated to REPGB and the three other large-scale Dutch generation companies, a share of the assets, liabilities and stranded cost commitments of NEA. Prior to the enactment of the Transition Act, NEA acted as the national electricity pooling and coordinating body for the generation output of REPGB and the three other large-scale national Dutch generation companies. REPGB and the three other large-scale Dutch generation companies are shareholders of NEA.

     The Transition Act and related agreements specify that REPGB has a 22.5% share of NEA's assets, liabilities and stranded cost commitments. NEA's stranded cost commitments consisted primarily of various uneconomical or stranded cost investments and commitments, including a gas supply and three power contracts entered into prior to the liberalization of the Dutch wholesale electricity market. REPGB's stranded cost obligations also include uneconomical district heating contracts which were previously administrated by NEA prior to deregulation of the Dutch power market.



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     The gas supply contract expires in 2016 and provides for gas imports aggregating 2.283 billion cubic meters per year. Prior to December 31, 2001, one of the stranded cost power contracts was settled. The two remaining stranded cost power contracts have the following capacities and terms: (a) 300 MW through 2005, and (b) 600 MW through March 2002 and 750 MW through 2009. Under the Transition Act, REPGB can either assume its 22.5% allocated interest in the contracts or, subject to the terms of the contracts, sell its interests to third parties. The district heating obligations relate to three heating water supply contacts entered into with various municipalities and expire from 2013 through 2015. Under the district heating contracts, the municipal districts are required to take annually a combined minimum of 5,549 terajoules (TJ) increasing annually to 7,955 TJ over the life of the contracts.

     The Transition Act also authorized the government to purchase from NEA at least a majority of the shares in the Dutch national transmission grid company which was sold to the Dutch government on October 25, 2001 for approximately NLG
2.6 billion (approximately $1.05 billion based on an exchange rate of 2.48 NLG per U.S. dollar as of December 31, 2001).

     Prior to December 31, 2001, the former shareholders agreed pursuant to a share purchase agreement to indemnify REPGB for up to NLG 1.9 billion in stranded cost liabilities (approximately $766 million). The indemnity obligation of the former shareholders and various provincial and municipal entities (including the city of Amsterdam), was secured by a NLG 900 million escrow account (approximately $363 million).

     The Transition Act provided that, subject to the approval of the European Commission, the Dutch government will provide financial compensation to the Dutch generation companies, including REPGB, for liabilities associated with (a) long-term district heating contracts and (b) an experimental coal facility. In July 2001, the European Commission ruled that under certain conditions the Dutch government can provide financial compensation to the generation companies for the district heating contracts. To the extent that this compensation is not ultimately provided to the generation companies by the Dutch government, REPGB was to collect its compensation directly from the former shareholders as further discussed below.

     In January 2001, the Company recognized an out-of-market, net stranded cost liability for its gas and electric contracts and district heating commitments. At such time, the Company recorded a corresponding asset of equal amount for the indemnification of this obligation from REPGB's former shareholders and the Dutch government, as applicable. Pursuant to SFAS No. 133, the gas and electric contracts are marked-to-market (see Note 5). As of December 31, 2001, the Company has recorded a liability of $369 million for its stranded cost gas and electric commitments in non-trading derivative liabilities and a liability of $206 million for its district heating commitments in current and non-current other liabilities. As of December 31, 2001, the Company has recorded an indemnification receivable from the Dutch government for the district heating stranded cost liability of $206 million. The settlement of the indemnification related to gas and electric contract commitments in December 2001 is discussed below.

     Settlement of Stranded Cost Indemnification. In December 2001, REPGB and its former shareholders entered into a settlement agreement immediately resolving the former shareholders of their stranded cost indemnity obligations related to the gas supply and power contracts under the original share purchase agreement, and provides conditional terms for the possible settlement of their stranded cost indemnity obligation related to district heating obligations under certain conditions. The settlement agreement was approved in December 2001 by the Ministry of Economic Affairs of the Netherlands.

     Under the settlement agreement, the former shareholders paid to REPGB NLG 500 million ($202 million) in January and February 2002. The payment represents a settlement of the obligations of the former shareholders to indemnify REPGB for all stranded cost liabilities other than those relating to the district heating contracts. The full amount of this payment was placed into an escrow account in the name of REPGB to fund its stranded cost obligations related to the gas and electric import contracts. Any remaining escrow funds as of January 1, 2004 will be distributed to REPGB.



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           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Under the settlement agreement, the former shareholders will continue to indemnify REPGB for the stranded cost liabilities relating to district heating contracts. The terms of the indemnity are as follows:

     - The settlement agreement acknowledges that the Netherlands is finalizing regulations for compensation of stranded cost associated with district heating projects. Within 21 days after the date these compensation rules take effect, REPGB can elect to receive one of two forms of indemnification under the settlement agreement.

     - If the compensation to be paid by the Netherlands under these rules is at least as much as the compensation to be paid under the original indemnification agreement, REPGB can elect to receive a one-time payment of NLG 60 million ($24 million). In addition, unless the decree implementing the new compensation rules provides for compensation for the lifetime of the district heating projects, REPGB can receive an additional cash payment of NLG 15 million ($6 million).

     - If the compensation rules do not provide for compensation at least equal to that provided under the original indemnification agreement, REPGB can claim indemnification for stranded cost losses up to a maximum of NLG 700 million ($282 million) less the amount of compensation provided by the new compensation rules and certain proceeds received from arbitrations.

     - If no new compensation rules have taken effect on or prior to December 31, 2003, REPGB is entitled, but not obligated, to elect to receive indemnification under the formula described above.

     Under the terms of the original indemnification agreement, the former shareholders were entitled to receive any and all distributions and dividends above NLG 125 million ($51 million) paid by NEA. Under the settlement agreement, the former shareholders waived all rights under the original indemnification agreement to claim distributions of NEA.

     Reliant Resources recognized a net gain of $37 million for the difference between the sum of (a) the cash settlement payment of $202 million and the additional rights to claim distributions of Reliant Resources' NEA investment recognized of $248 million and (b) the amount recorded as stranded cost indemnity receivable related to the stranded cost gas and electric commitments of $369 million and claims receivable related to stranded cost incurred in 2001 of $44 million both previously recorded in the Consolidated Balance Sheets.

     Investment in NEA. During the second quarter of 2001, Reliant Resources recorded a $51 million pre-tax gain (NLG 125 million) recorded as equity income for the preacquisition gain contingency related to the acquisition of REPGB for the value of its equity investment in NEA. This gain was based on Reliant Resources' evaluation of NEA's financial position and fair value. The fair value of Reliant Resources' investment in NEA is dependent upon the ultimate resolution of its existing contingencies and proceeds received from liquidating its remaining net assets. Prior to the settlement agreement discussed above, pursuant to the purchase agreement of REPGB, as amended, REPGB was entitled to a NLG 125 million dividend from NEA with any remainder owing to the former shareholders. As mentioned above, REPGB entered into an agreement with its former shareholders to settle the original indemnification agreement and the former shareholders waived all rights to distributions of NEA. Accordingly, as a component of the net gain recognized from the settlement of the stranded cost indemnity, Reliant Resources recorded a $248 million increase in its investment in NEA. As of December 31, 2001, Reliant Resources has recorded $299 million in equity investments of unconsolidated subsidiaries for its investment in NEA.

  (i) OPERATIONS AGREEMENT WITH CITY OF SAN ANTONIO

     As part of the 1996 settlement of certain litigation claims asserted by the City of San Antonio with respect to the South Texas Project, the Company entered into a 10-year joint operations agreement under which the Company and the City of San Antonio, acting through the City Public Service Board of San Antonio
(CPS), share savings resulting from the joint dispatching of their respective generating assets in



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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

order to take advantage of each system's lower cost resources. In January 2000, the contract term was extended for three years and is expected to terminate in 2009. Under the terms of the joint operations agreement entered into between CPS and Electric Operations, the Company has guaranteed CPS minimum annual savings of $10 million up to a total cumulative savings of $150 million over the term of the agreement. The cumulative obligation was met in the first quarter of 2001. In 1999, 2000 and 2001, savings generated for CPS' account were $14 million, $60 million and $65 million, respectively. Through December 31, 2001, cumulative savings generated for CPS' account were $189 million.

  (j) NUCLEAR INSURANCE

     The Company and the other owners of the South Texas Project maintain nuclear property and nuclear liability insurance coverage as required by law and periodically review available limits and coverage for additional protection. The owners of the South Texas Project currently maintain $2.75 billion in property damage insurance coverage, which is above the legally required minimum, but is less than the total amount of insurance currently available for such losses.

     Pursuant to the Price Anderson Act, the maximum liability to the public of owners of nuclear power plants was $9.3 billion as of December 31, 2001. Owners are required under the Price Anderson Act to insure their liability for nuclear incidents and protective evacuations. The Company and the other owners of the South Texas Project currently maintain the required nuclear liability insurance and participate in the industry retrospective rating plan.

     There can be no assurance that all potential losses or liabilities will be insurable, or that the amount of insurance will be sufficient to cover them. Any substantial losses not covered by insurance would have a material effect on the Company's financial condition, results of operations and cash flows.

  (k) NUCLEAR DECOMMISSIONING

     The Company contributed $14.8 million per year in 1999, 2000 and 2001 to a trust established to fund its share of the decommissioning costs for the South Texas Project. Pursuant to the October 3, 2001 Order, beginning in 2002, the Company will contribute $2.9 million per year to this trust. There are various investment restrictions imposed upon the Company by the Texas Utility Commission and the NRC relating to the Company's nuclear decommissioning trust. Additionally, the Company's board of directors has appointed the Nuclear Decommissioning Trust Investment Committee to establish the investment policy of the trust and oversee the investment of the trusts' assets. The securities held by the trust for decommissioning costs had an estimated fair value of $169 million as of December 31, 2001, of which approximately 46% were fixed-rate debt securities and the remaining 54% were equity securities. For a discussion of the accounting treatment for the securities held in the Company's nuclear decommissioning trust, see Note 2(l). In July 1999, an outside consultant estimated the Company's portion of decommissioning costs to be approximately $363 million. While the current funding levels currently exceed minimum NRC requirements, no assurance can be given that the amounts held in trust will be adequate to cover the actual decommissioning costs of the South Texas Project. Such costs may vary because of changes in the assumed date of decommissioning and changes in regulatory requirements, technology and costs of labor, materials and equipment. Pursuant to the Texas Electric Restructuring Law, costs associated with nuclear decommissioning that have not been recovered as of January 1, 2002, will continue to be subject to cost-of-service rate regulation and will be included in a charge to transmission and distribution customers. For information regarding the effect of the Business Separation Plan on funding of the nuclear decommissioning trust fund, see Note 4(b).

  (l) CONSTRUCTION AGENCY AGREEMENT AND EQUIPMENT FINANCING STRUCTURE

     In 2001, Reliant Resources, through several of its subsidiaries, entered into operative documents with special purpose entities to facilitate the development, construction, financing and leasing of several power



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                 RELIANT ENERGY, INCORPORATED AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

generation projects. The special purpose entities are not consolidated by the Company. The special purpose entities have an aggregate financing commitment from equity and debt participants (Investors) of $2.5 billion of which the last $1.1 billion is currently available only if the cash is collateralized. The availability of the commitment is subject to satisfaction of various conditions, including the obligation to provide cash collateral for the loans and letters of credit outstanding on November 27, 2004. Reliant Resources, through several of its subsidiaries, acts as construction agent for the special purpose entities and is responsible for completing construction of these projects by December 31, 2004, but Reliant Resources has generally limited its risk during construction to an amount not in excess of 89.9% of costs incurred to date, except in certain events. Upon completion of an individual project and exercise of the lease option, Reliant Resources' subsidiaries will be required to make lease payments in an amount sufficient to provide a return to the Investors. If Reliant Resources does not exercise its option to lease any project upon its completion, Reliant Resources must purchase the project or remarket the project on behalf of the special purpose entities. Reliant Resources' ability to exercise the lease option is subject to certain conditions. Reliant Resources must guarantee that the Investors will receive an amount at least equal to 89.9% of their investment in the case of a remarketing sale at the end of construction. At the end of an individual project's initial operating lease term (approximately five years from construction completion), Reliant Resources' subsidiary lessees have the option to extend the lease with the approval of Investors, purchase the project at a fixed amount equal to the original construction cost, or act as a remarketing agent and sell the project to an independent third party. If the lessees elect the remarketing option, they may be required to make a payment of an amount not to exceed 85% of the project cost, if the proceeds from remarketing are not sufficient to repay the Investors. Reliant Resources has guaranteed the performance and payment of its subsidiaries' obligations during the construction periods and, if the lease option is exercised, each lessee's obligations during the lease period. At any time during the construction period or during the lease, Reliant Resources may purchase a facility by paying an amount approximately equal to the outstanding balance plus costs.

     Reliant Resources, through its subsidiary, REPG, has entered into an agreement with a bank whereby the bank, as owner, entered or will enter into contracts for the purchase and construction of power generation equipment and REPG, or its subagent, acts as the bank's agent in connection with administering the contracts for such equipment. Under the agreement, the bank has agreed to provide up to a maximum aggregate amount of $650 million. REPG and its subagents must cash collateralize their obligation to administer the contracts. This cash collateral is approximately equivalent to the total payments by the bank for the equipment, interest and other fees. As of December 31, 2001, the bank had assumed contracts for the purchase of eleven turbines, two heat recovery steam generators and one air-cooled condenser with an aggregate cost of $398 million. REPG, or its designee, has the option at any time to purchase, or, at equipment completion, subject to certain conditions, including the agreement of the bank to extend financing, to lease the equipment, or to assist in the remarketing of the equipment under terms specified in the agreement. All costs, including the purchase commitment on the turbines, are the responsibility of the bank. The cash collateral is deposited by REPG or an affiliate into a collateral account with the bank and earns interest at LIBOR less 0.15%. Under certain circumstances, the collateral deposit or a portion of it, will be returned to REPG or its designee. Otherwise, it will be retained by the bank. At December 31, 2001, REPG and its subsidiary had deposited $230 million into the collateral account. The bank's payments for equipment under the contracts totaled $227 million as of December 31, 2001. In January 2002, the bank sold to the parties to the construction agency agreements discussed above, equipment contracts with a total contractual obligation of $258 million, under which payments and interest during construction totaled $142 million. Accordingly, $142 million of Reliant Resources' collateral deposits were returned to Reliant Resources. As of December 31, 2001, there were equipment contracts with a total contractual obligation of $140 million under which payments during construction totaled $83 million. Currently this equipment is not designated for current planned power generation construction projects. Therefore, the Company anticipates that it will either purchase the equipment, assist in the remarketing of the equipment or negotiate to cancel the related contracts.



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